

Proxy Statement

Notice of Annual Meeting of Shareholders



2025

Table of contents



LETTER TO CARDINAL HEALTH SHAREHOLDERS

SEPTEMBER 16, 2025

Fiscal 2025 was a strong and transformative year for Cardinal Health. We accelerated our momentum, executing against our clear strategy and delivering on our plans with disciplined execution. Our focus on driving simplification and operational efficiencies in our core while investing strategically for growth is enabling our continued evolution as we meet the needs of our customers and patients.

CONTINUED STRATEGIC FOCUS ON MAXIMIZING SHAREHOLDER VALUE

We made significant progress against our strategic priorities this past year, accelerating our momentum through organic and inorganic investments. With a focus on growing the core of our legacy businesses, we increased investment to enable the modernization and expansion of our distribution footprint, while enhancing our customer service capabilities and adding capacity across our networks. We also completed strategic acquisitions during the fiscal year in our Pharmaceutical and Specialty Solutions segment to further our Specialty strategy and in our at-Home Solutions business. These acquisitions align with our long-term growth strategy to further build our presence in these important and growing markets. In Specialty, we are enhancing our broad capabilities to further our goal of becoming a multi-specialty leader and believe we are well-positioned to grow the impact of our management services organization platforms across three related, high-priority areas: autoimmune,[1] urology, and oncology.

FISCAL 2025 PERFORMANCE

We achieved strong fiscal 2025 financial performance of double-digit profit growth across all five operating segments. We grew operating earnings and earnings per share across the enterprise, delivered strong cash flow, made nearly $550 million in capital expenditures, and returned over $1.2 billion to shareholders through dividends and share repurchases. We achieved these results while overcoming the operational challenges posed by a large customer contract expiration and managing through an uncertain and dynamic macroeconomic environment.

UPDATES TO THE COMPOSITION OF THE BOARD

We have a strong, refreshed Board with deep, relevant experience as well as a mix of tenures and personal backgrounds. In March, we further strengthened the Board's alignment with our strategic priorities by welcoming Robert Musslewhite and Sudhakar Ramakrishna to the Board. Robert, a former public company CEO, brings over 20 years of leadership in healthcare technology, data analytics, and strategic consulting. Sudhakar, a current sitting CEO, brings more than 25 years of leadership experience in the technology sector, with deep expertise in cybersecurity, enterprise software, and information technology infrastructure.

Additionally, we recently appointed Michelle Brennan as Chair of our Governance and Sustainability Committee and Dave Evans as Chair of our Audit Committee. Michelle and Dave both bring substantial board leadership experience to these roles. These changes reflect the Board's ongoing commitment to fostering broad director engagement.

Overall, our Board's skillsets are closely aligned with our strategic priorities, and we believe that our directors possess the right experience, skills, and backgrounds to effectively oversee our business strategy as it evolves.

SHAREHOLDER ENGAGEMENT

This past summer, the company contacted shareholders representing 50% of our outstanding shares and met with shareholders representing 32% of our outstanding shares. I participated in select meetings with shareholders representing 30% of our outstanding shares. In these discussions, we provided updates on our strategy, Board composition and refreshment, governance practices, executive compensation, and sustainability topics. These are important conversations, and we greatly value the insights that our shareholders provide, which we share with the Board.

---

[1] Includes gastroenterology, neurology, and rheumatology.

LOOKING FORWARD

Our success would not be possible without the commitment of our employees, who remain focused on our mission to improve the lives of people every day. They continue to put our customers first and are foundational to our success.

On behalf of our Board, I thank you for your share ownership and continued support of Cardinal Health. Following a strong fiscal 2025, the Board is excited to oversee execution of the company's strategic priorities, which are designed to achieve our plans for growth for fiscal 2026 and beyond. We look forward to working with you and all our partners to ensure that Cardinal Health continues to fulfill its role as healthcare's most trusted partner.

Sincerely,

Gregory B. Kenny
Chairman of the Board



NOTICE
of Annual Meeting of Shareholders

September 16, 2025

The 2025 annual meeting of shareholders (the "Annual Meeting") will be conducted virtually. You will be able to participate in the virtual meeting online, vote your shares electronically, and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/CAH2025.

VIRTUAL MEETING

The Annual Meeting is a virtual shareholder meeting at www.virtualshareholdermeeting.com/CAH2025.

RECORD DATE

Shareholders of record as of September 8, 2025 are entitled to vote at the Annual Meeting.

PROXY VOTING

Please vote your shares promptly to ensure the presence of a quorum during the Annual Meeting. Voting your shares now via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form will save the expense of additional solicitation. Submitting your proxy now will not prevent you from voting your shares during the Annual Meeting, as your proxy is revocable at your option.

We are requesting your vote to:

ITEMS OF BUSINESS

① Elect the 12 director nominees named in the proxy statement;

② Approve, on a non-binding advisory basis, the compensation of our named executive officers;

③ Ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending June 30, 2026; and

④ Transact such other business as may properly come before the meeting or any adjournment or postponement.

MEETING DETAILS

See "Proxy Summary" and "Other Matters" for details.

WEDNESDAY, NOVEMBER 5, 2025

8:00 a.m. Eastern Time

Virtual Meeting
www.virtualshareholdermeeting.com/CAH2025

VOTE IN ADVANCE OF THE MEETING IN ONE OF FOUR WAYS:


INTERNET
Visit 24/7
www.proxyvote.com


BY TELEPHONE
Call the toll-free number 1-800-690-6903 within the United States, U.S. territories, or Canada


BY MAIL
Mark, sign, and date proxy card and return by mail in enclosed postage-paid envelope


VIRTUAL MEETING
See page 79 for instructions on how to attend and vote your shares

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other holder of record to see which voting methods are available to you.

By Order of the Board of Directors.

[signature]

Patrick C. Pope
Executive Vice President, General Counsel, and Secretary
September 16, 2025

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on November 5, 2025: The Notice of Annual Meeting of Shareholders, the accompanying proxy statement, and our 2025 Annual Report to Shareholders are available at www.proxyvote.com. These proxy materials are first being sent or made available to shareholders commencing on September 16, 2025.

PROXY SUMMARY

This summary highlights certain information contained elsewhere in our proxy statement. This summary does not contain all the information that you should consider, and you should carefully read the entire proxy statement and our 2025 Annual Report to Shareholders before voting. References to our fiscal years in the proxy statement mean the fiscal year ended or ending on June 30 of such year. For example, "fiscal 2025" refers to the fiscal year ended June 30, 2025.

About Us

Headquartered in Dublin, Ohio, Cardinal Health, Inc. is a global healthcare services and products company providing customized solutions for hospitals, healthcare systems, pharmacies, ambulatory surgery centers, clinical laboratories, physician offices, and patients in the home. We distribute pharmaceuticals and medical products and provide cost-effective services and solutions that enhance supply chain efficiency. We connect patients, providers, payers, pharmacists, and manufacturers for integrated care coordination.

We report our financial results in two reportable segments:

- Pharmaceutical and Specialty Solutions ("Pharma"); and
- Global Medical Products and Distribution ("GMPD").

The remaining three operating segments that are not significant enough financially to require separate reportable segment disclosures are included in Other, which is comprised of Nuclear and Precision Health Solutions, at-Home Solutions, and OptiFreight® Logistics.

Driving Future Value Creation Through Strategic Execution

Fiscal 2025 was a transformative year for Cardinal Health. Through internal and external investments, disciplined execution, and a relentless focus on simplification, management advanced the company's long-term strategic priorities: building upon the growth and resiliency of the Pharma segment through continued expansion in Specialty; accelerating momentum across the company's high-potential growth businesses; and executing GMPD Improvement Plan initiatives. The Board actively oversaw these efforts through regular strategy sessions, enterprise risk reviews, and performance updates, providing guidance and input as management executed initiatives that streamlined operations, enhanced customer experience, and reinforced the company's commitment to long-term value creation for shareholders.


Relentless focus on simplification
1
Build upon the growth and resiliency of Pharmaceutical and Specialty Solutions by expanding in Specialty
2
Accelerate other growth businesses
3
Execute GMPD Improvement Plan initiatives

Building Upon the Growth and Resiliency of Pharmaceutical and Specialty Solutions	In fiscal 2025, the Board provided strategic oversight of several acquisitions that expanded Cardinal Health's presence in Specialty, specifically in gastroenterology, urology, and oncology. The acquisitions of Integrated Oncology Network ("ION"), GI Alliance, and Urology America laid the foundation for the launch of The Specialty Alliance multi-specialty management services organization ("MSO") platform and strengthened the company's Navista oncology practice alliance. These investments meaningfully enhanced the company's focus on multiple specialties and our ability to provide a broad suite of services supporting specialty physicians. The Board evaluated each initiative for strategic and cultural fit and financial return as well as for its implications on long-term term shareholder value creation and enterprise resilience.
Accelerating Growth in the Company's Other Businesses	Cardinal Health's growth businesses, Nuclear and Precision Health Solutions, at-Home Solutions, and OptiFreight® Logistics — collectively reported in "Other" — delivered strong fiscal 2025 growth. Accelerating this momentum was the acquisition of Advanced Diabetes Supply Group, one of the country's leading diabetic medical supplies providers, which expanded the company's reach in diabetes care. Strategic investments in automation and digital platforms further enhanced operational efficiency and customer experience. These businesses, recognized as leaders within their respective areas of healthcare, were a focal point of the Board's capital deployment decisions and strategic planning given their alignment with key secular trends, positive long-term outlook, and higher-margin opportunities.
Executing the Global Medical Products and Distribution Improvement Plan	The GMPD segment continued its multi-year transformation, growing segment profit by 47% in fiscal 2025 after returning the business to profitability in fiscal 2024. The Board oversaw and monitored execution of GMPD Improvement Plan initiatives, including cost optimization and Cardinal Health™ Brand growth strategies.

Fiscal 2025 Performance Highlights

The broad-based operational strength, with all five of our operating segments growing profit double-digits, reflects the disciplined execution of our strategy and our investments for growth.

Revenue	GAAP Operating Earnings	Non-GAAP Operating Earnings	Operating Cash Flow
$**222.6B**	$**2.3B**	$**2.8B**	$**2.4B**
-2% *(YoY change)*	*+83%* *(YoY change)*	*+15%* *(YoY change)*	*-37%* *(YoY change)*
GAAP Diluted EPS	**Non-GAAP Diluted EPS**	**1-Year Total Shareholder Return**[1]	**3-Year Total Shareholder Return**[1]
$**6.45**	$**8.24**	+**74.0**%	+**235.5**%
+87% *(YoY change)*	*+9%* *(YoY change)*		

(1) Through June 30, 2025, including reinvestment of dividends.

- Revenue was $222.6 billion, down 2% from the prior year, reflecting the expiration of our pharmaceutical distribution contracts with OptumRx at the end of fiscal 2024.

- GAAP operating earnings were $2.3 billion, reflecting a favorable comparison to the prior year, which included $675 million in pre-tax goodwill impairment charges related to the GMPD segment. Non-GAAP operating earnings were $2.8 billion, a 15% increase over the prior year, driven primarily by segment profit increases in Pharma and Other.

- GAAP diluted earning per share ("EPS") were $6.45, reflecting a favorable comparison to the prior year, which included goodwill impairment charges ($617 million after tax or $2.50 per share) related to the GMPD segment. Non-GAAP diluted EPS was $8.24, a 9% increase over the prior year, reflecting the increase in non-GAAP operating earnings and a lower share count following share repurchases.

- Pharma grew segment profit 12% year-over-year, while GMPD segment profit increased 47% and Other segment profit increased 22%.

- We generated $2.4 billion in operating cash flow, reflecting the impact of unwinding the negative net working capital associated with the expired OptumRx contracts. We returned over $1.2 billion to shareholders in share repurchases ($750 million) and dividends ($494 million), and invested $547 million back into our businesses.

- We also deployed $5.3 billion for acquisitions, building out MSO platforms in Specialty that provide back-office support to physician practices and accelerating our at-Home Solutions growth strategy:

    - In December 2024, we acquired ION, a physician-led independent community oncology network that accelerates the development of our Navista oncology alliance.

    - In January 2025, we acquired a majority stake in GI Alliance, a leading gastroenterology MSO. Following that acquisition, this past June, we announced the launch of The Specialty Alliance multi-specialty MSO platform that encompasses GI Alliance as well as the newly established Urology Alliance following GI Alliance's acquisitions of Urology America and Potomac Urology.

    - The company's MSO platforms, including The Specialty Alliance and the separately managed Navista oncology alliance, now support approximately 2,200 providers across 28 states and over 450 sites of care.

    - In April 2025, we acquired Advanced Diabetes Supply Group, a leading national direct-to-patient diabetes medical supplies provider that enhances our at-Home Solutions business's capabilities to service patients in their homes.

See Annex A for reconciliations to the comparable financial measures prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and a discussion of the reasons why we use non-GAAP financial measures.

2025 Board Nominee Highlights

Nominee		Age	Experience	Director Since	Independent	Committees			
						A	G	H	R
	Robert W. Azelby	57	Former President and CEO, Eliem Therapeutics, Inc.	2024	✓	⬤			⬤
	Michelle M. Brennan	60	Former Value Creation Leader, Johnson & Johnson	2022	✓		☆	⬤	
	Sheri H. Edison	68	Former EVP and General Counsel, Amcor plc	2020	✓		⬤		☆
	David C. Evans	62	Former EVP and CFO, The Scotts Miracle-Gro Company	2020	✓	☆		⬤	
	Patricia A. Hemingway Hall	72	Former President and CEO, Health Care Service Corporation	2013	✓		⬤	⬤	
	Jason M. Hollar	52	CEO, Cardinal Health, Inc.	2022					
	Akhil Johri	64	Operating Advisor to CD&R; Former EVP and CFO, United Technologies Corporation	2018	✓	⬤			⬤
	Gregory B. Kenny ★	72	Former President and CEO, General Cable Corporation	2007	✓		⬤		
	Nancy Killefer	71	Former Senior Partner, Public Sector Practice, McKinsey & Company, Inc.	2015	✓		⬤	☆	
	Christine A. Mundkur	56	Former CEO, Impopharma Inc.	2022	✓	⬤			⬤
	Robert W. Musslewhite	55	Former CEO, Definitive Healthcare Corp.	2025	✓			⬤	⬤
	Sudhakar Ramakrishna	57	President and CEO, SolarWinds Corporation	2025	✓	⬤			⬤

Key:	★	Chairman of the Board		
	☆	Chair	A: Audit	H: Human Resources and Compensation
	⬤	Member	G: Governance and Sustainability	R: Risk Oversight

Skills and Experience

Board Leadership	**10**/12	Operations Experience	**8**/12	International Experience	**8**/12
Financial Expertise	**11**/12	Regulatory/Legal/Public Policy Experience	**7**/12	Information Technology/Cybersecurity/AI Experience	**7**/12
Healthcare Expertise	**9**/12				

A description of these skills can be found on page 13.

Governance and Board Highlights



Active Independent Oversight

- Independent, non-executive Chairman of the Board with robust duties. See pages 20 and 21.

- All directors that serve on the Audit, Governance and Sustainability, Human Resources and Compensation, and Risk Oversight Committees are independent.

- Our independent directors meet in executive session on a regular basis during Board and committee meetings without our CEO or other members of management present.

- Our Board and committees regularly exercise oversight of the company's strategy, operations, and risks. See pages 31 through 33.

- Our Governance and Sustainability Committee proactively evaluates Board composition to preserve independence and ensure alignment with the company's evolving long-term strategic objectives.

- Our Board periodically rotates committee chairs and assignments to reinforce independent oversight, promote fresh perspectives, leverage diverse leadership styles and experiences, and support succession planning.



Commitment to Continuous Improvement

- Our Board and committees conduct comprehensive and multifaceted self-evaluations. See pages 28 through 31.

- A formal annual evaluation process, facilitated by an experienced third party, assesses the Board's effectiveness and generates an action plan based on director input.

- In addition to the formal self-evaluation process, directors are provided with opportunities throughout the year to give input on Board and committee practices and processes, desired agenda topics, and resources.

- Our Board periodically completes performance evaluations of individual directors.

- Our Board seeks and receives shareholder input on governance practices, executive compensation, sustainability, and other topics through extensive outreach and engagement that includes participation of independent directors. See pages 36 and 37.



Strong Corporate Governance Practices

- Our Governance and Sustainability Committee regularly reviews the Board's governance practices.

- Our Governance and Sustainability Committee completes an annual review of director commitments and our Corporate Governance Guidelines limit a director's service on outside boards. See pages 24 and 25.

- Our Board has a thoughtful and deliberate refreshment strategy designed to maintain a balanced mix of tenures and a broad range of perspectives, experiences, and skillsets. See page 23.

- Our Board has a mandatory director retirement age of 75. See page 23.

- Directors receive a comprehensive orientation when they join the Board and continue to receive ongoing education and training relevant to our business, strategy, and key risks. See page 24.

- Our governing documents provide for majority voting in uncontested director elections. See page 81.

- Our Human Resources and Compensation Committee oversees the management succession planning process for our CEO and other senior executives. See page 34.

Shareholder Engagement

It has been our longstanding practice to meet with shareholders so that management and the Board can better understand shareholder perspectives on governance practices, executive compensation, sustainability, and other topics.

Typically, our shareholder engagement process begins in the summer by soliciting feedback from institutional investors. Feedback from these meetings is shared with the Board's Governance and Sustainability and Human Resources and Compensation Committees, which discuss the feedback with the Board. In the fall, we file our proxy statement and discuss proxy topics with institutional investors before the Annual Meeting.

Our independent Board Chairman and members of management engaged with shareholders during the summer of 2025 and discussed our strategy, Board composition and refreshment, governance practices, executive compensation, sustainability initiatives, and other topics.



Shareholder Engagement Team

- Board Chairman
- Corporate Secretary's Office
- ESG
- Human Resources
- Investor Relations

Governance Related Topics Discussed

- Board composition, skills, and experience
- Board oversight of risk
- Board refreshment and succession planning
- Executive compensation
- Sustainability initiatives

50%
Total Contacted[1]

32%
Total Engaged[1]

30%
Director Engaged[1]

(1)   Represents percentage of outstanding shares as of June 30, 2025.

For more information on our approach to shareholder engagement and our fiscal 2025 governance engagement efforts, see pages 36 and 37. For more information on our shareholder engagement efforts with respect to executive compensation, see page 43 of the Compensation Discussion and Analysis ("CD&A").

Virtual Annual Meeting



TIME AND DATE
Wednesday, November 5, 2025
8:00 a.m. Eastern Time



PLACE
Virtual Meeting
www.virtualshareholdermeeting.com/CAH2025



RECORD DATE
September 8, 2025

This year's Annual Meeting will be conducted virtually. You will be able to participate in the virtual Annual Meeting online, vote your shares electronically, and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/CAH2025 and entering the 16-digit control number included in the notice of internet availability of proxy materials, voting instruction form, or proxy card that was sent to you with this proxy statement.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please visit www.virtualshareholdermeeting.com/CAH2025 and enter the information requested on the screen to register as a guest. Note that you will not have the ability to vote or ask questions during the meeting if you participate as a guest.

For further information on how to attend and participate in the virtual Annual Meeting, please see "Other Matters" beginning on page 79 in this proxy statement.

Roadmap to Voting Matters

Shareholders will be asked to vote on the following proposals at the Annual Meeting:

Proposal	Board Recommendation	Page Reference
PROPOSAL 1: to elect the 12 director nominees named in this proxy statement	**FOR** each director nominee	12
PROPOSAL 2: to approve, on a non-binding advisory basis, the compensation of our named executive officers	**FOR**	41
PROPOSAL 3: to ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending June 30, 2026	**FOR**	76

How to Vote in Advance of the Annual Meeting

You can vote in advance of the Annual Meeting by any of the means set forth below. Internet or telephone voting is available until Tuesday, November 4, 2025 at 11:59 p.m. Eastern Time.



INTERNET

Visit 24/7 www.proxyvote.com



TELEPHONE

Call the toll-free number 1-800-690-6903 within the United States, U.S. territories, or Canada and follow the instructions provided by the recorded message



MAIL

Mark, sign, and date your proxy card and return it by mail in the enclosed postage-paid envelope

If your shares are held beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares "in street name"), you will receive instructions from the holder of record that you must follow in order for your shares to be voted.

Forward-Looking and Cautionary Statements

Certain statements in this proxy statement may be considered "forward-looking" statements within the meaning of the applicable securities laws. Forward-looking statements include those preceded by, followed by, or that include the words "will," "may," "could," "would," "should," "believes," "expects," "forecasts," "anticipates," "plans," "estimates," "targets," "projects," "intends," or similar expressions. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the factors that can be found in our news releases and our filings with the U.S. Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K for fiscal 2025. Any forward-looking statement speaks only as of the date on which it is made. We do not undertake or assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. The information on our website is not incorporated by reference into, and does not form any part of, this proxy statement.

CORPORATE GOVERNANCE

PROPOSAL 1 — Election of Directors

We are seeking your support for the election of 12 candidates to serve until the next annual meeting of shareholders and until their successor is elected and qualified or until their earlier resignation, removal from office, or death. Other than Messrs. Musslewhite and Ramakrishna, who joined the Board on March 7, 2025, each of the nominees is a current director elected at last year's annual meeting of shareholders.

Each director nominee agreed to be named in this proxy statement and to serve if elected. If, due to death or other unexpected occurrence, one or more of the director nominees is not available for election, proxies will be voted for the election of any substitute nominee the Board selects.

 **THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE NOMINEES LISTED ON PAGES 14 THROUGH 19.**

Board Membership Criteria: What We Look For

The Governance and Sustainability Committee reviews the composition of the Board as a whole periodically to ensure it maintains the appropriate perspectives, experiences, skillsets, personal characteristics, and occupational backgrounds for effective oversight. As part of this review process, the Governance and Sustainability Committee assesses the attributes most relevant to the company's business, strategy, operations, and risks, considering both current and future strategic goals and the long-term interest of shareholders. Criteria for identifying and evaluating director candidates, which are provided in our Corporate Governance Guidelines, include, among other things:

- business experience, qualifications, attributes, and skills, such as relevant industry knowledge (including healthcare, supply chain, and logistics) and experience in operations, information technology and cybersecurity, accounting and finance, strategic planning, and international markets;

- leadership experience, including Board and executive leadership, such as a CEO, CFO, or other senior executive, or leader of a significant business operation or function;

- independence;

- sound judgment and integrity;

- ability to commit sufficient time and attention to the activities of the Board; and

- absence of conflicts with our interests.

Our Director Nominees

The Board is committed to maintaining a balanced composition that provides a broad range of perspectives, experiences, skillsets, personal characteristics, and occupational backgrounds, ensuring effective oversight of the company's business, strategy, and risks.

Director Nominee Skills and Experience

The table below identifies key competencies, describes their relevance to our business, strategy, and operations, and includes which directors possess each attribute.

Experience[1]		Azelby	Brennan	Edison	Evans	Hemingway Hall	Hollar	Johri	Kenny	Killefer	Mundkur	Musslewhite	Ramakrishna	Total
Board leadership as a board chair, lead director, or committee chair equips directors to lead our Board and its committees			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		10
Financial expertise as a finance executive or CEO brings valuable experience to the Board and our management team		✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Healthcare expertise as a leader of a healthcare company or a consulting firm with a healthcare practice provides industry experience		✓	✓	✓	✓	✓	✓			✓	✓	✓		9
Operations experience increases the Board's understanding of our supply chain and distribution and manufacturing operations		✓	✓	✓			✓		✓		✓	✓	✓	8
Regulatory/legal/public policy experience helps the Board assess and respond to an evolving business and healthcare regulatory environment		✓	✓	✓		✓				✓	✓	✓		7
International experience brings critical insights into the opportunities and risks of our international businesses		✓	✓	✓			✓	✓	✓		✓		✓	8
Information technology/cybersecurity/AI experience contributes to the Board's understanding of the information technology aspects of our business as well as cybersecurity and artificial intelligence ("AI") oversight				✓	✓	✓	✓	✓				✓	✓	7

(1) A "✓" in the chart indicates a specific area of focus or expertise that is particularly relevant to a director's service on the Board. The lack of a "✓" does not mean that a director does not also possess meaningful experience or skill in that area.

Director Nominee Demographics



Independence — 92% INDEPENDENT — 11 Independent

Tenure — 6 YEARS AVERAGE — 2 (11+ years), 4 (4-10 years), 6 (0-3 years) — 25% of director nominees joined the Board within the last 3 years

Age — 62 years AVERAGE AGE — 3 (70+ years), 4 (60-69 years), 5 (50-59 years)

Gender/Racial/Ethnic Composition — 58% TOTAL DIVERSITY — 2 Asian, 1 African American/ Black, 5 Women — 42% women — 25% racially/ethnically diverse

Director Nominee Biographies

The biography of each director nominee is set forth below and includes information regarding the individual's service as a director, professional background, current and past public company directorships held within the last five years, and the qualifications, attributes, and skills that led the Governance and Sustainability Committee and the Board to conclude that the nominee is well qualified to serve as a director.

Robert W. Azelby



Former President and CEO of Eliem Therapeutics, Inc.

Independent Director

Age: 57

Director since: 2024

Board Committees:

Audit
Risk Oversight

Skills and Experience:

Financial Expertise
Healthcare Expertise
Operations Experience
Regulatory/Legal/Public Policy Experience
International Experience

DIRECTOR QUALIFICATIONS:

Mr. Azelby brings extensive executive leadership experience across the biopharmaceutical, oncology, and specialty pharmaceutical sectors. His background includes strategic oversight and operational leadership in areas such as corporate governance, commercial and manufacturing operations, international markets, finance, human resources, and regulatory compliance. In addition to his executive leadership experience, Mr. Azelby contributes valuable insights to the Board gained through his service on the boards of several public biopharmaceutical companies. He currently serves on the Audit and Compensation Committees of ADC Therapeutics, the Audit and Nominating and Governance Committees of Autolus Therapeutics, and the Compensation Committee of Terns Pharmaceuticals.

PROFESSIONAL EXPERIENCE:

- President and CEO of Eliem Therapeutics, Inc., a biotechnology company focused on neuronal excitability disorders (2020 – 2023)
- President and CEO of Alder BioPharmaceuticals, Inc., a clinical-stage biopharmaceutical company focused on prevention of chronic migraines (2018 – 2019)
- Executive Vice President and Chief Commercial Officer of Juno Therapeutics, Inc., a biopharmaceutical company (2015 – 2018)
- Held various senior roles at Amgen Inc., a multinational biopharmaceutical company (2000 – 2015)

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: ADC Therapeutics SA (since 2023), Autolus Therapeutics plc (since 2024), Terns Pharmaceuticals, Inc. (since February 2025)
Past: Chinook Therapeutics, Inc. (2023), Eliem Therapeutics, Inc. (2020 – 2023), Clovis Oncology, Inc. (2018 – 2022), Immunomedics, Inc. (2020)

Michelle M. Brennan

Former Value Creation Leader of Johnson & Johnson

Independent Director

Age: 60

Director since: 2022

Board Committees:

Governance and Sustainability (Chair)
Human Resources and Compensation

Skills and Experience:

Board Leadership
Financial Expertise
Healthcare Expertise
Operations Experience
Regulatory/Legal/Public Policy Experience
International Experience

DIRECTOR QUALIFICATIONS:

Ms. Brennan brings to the Board a wealth of experience gained through a distinguished career in senior management roles at Johnson & Johnson ("J&J"), where she developed deep expertise in healthcare, regulatory compliance, manufacturing operations, product quality, strategic planning, finance, and global markets. In addition to her executive experience, Ms. Brennan contributes valuable governance insights gained through her role as Chairman of the Board at Masimo, where she also chairs the Nominating, Compliance and Corporate Governance Committee. Her prior board service at Coupa Software further enhances her qualifications, including her service as Chair of the Nominating and Corporate Governance Committee and her service on the Audit Committee.

PROFESSIONAL EXPERIENCE:

- Interim CEO of Masimo Corporation, a global medical technology company (September 2024 – February 2025)
- Global Value Creation Leader at J&J, a researcher, developer, and manufacturer in the healthcare and consumer packaged goods fields (2019 – 2020)
- Company Group Chair of Medical Devices at J&J in Europe, the Middle East, and Africa ("EMEA") (2015 – 2018)
- President of Enterprise Standards & Productivity at J&J (2014 – 2015)
- Worldwide President of Ethicon Energy at J&J (2012 – 2014)
- Regional President of Ethicon Endo Surgery for EMEA, the Mediterranean, and Iberia, at J&J (2010 – 2012)
- Worldwide Vice President of Business Development & Strategy for Ethicon Endo Surgery at J&J (2007 – 2009)

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: Masimo Corporation (since 2023)
Past: Coupa Software Incorporated (2020 – 2023)

Sheri H. Edison

Former Executive Vice President and General Counsel of Amcor plc

Independent Director

Age: 68

Director since: 2020

Board Committees:

Governance and Sustainability
Risk Oversight (Chair)

Skills and Experience:

Board Leadership
Healthcare Expertise
Operations Experience
Regulatory/Legal/Public Policy Experience
International Experience
Information Technology/Cybersecurity/AI Experience



DIRECTOR QUALIFICATIONS:

Ms. Edison brings to the Board extensive executive leadership experience, having served as General Counsel and in other senior functional roles at publicly traded manufacturing companies across the medical device and packaging industries. Her background provides the Board with a blend of strategic and operational experience in key areas, including healthcare, legal and regulatory compliance, enterprise risk management, information technology, corporate governance, strategic planning, and international operations. In addition to her corporate leadership roles, Ms. Edison has prior experience in private legal practice and broad-based business acumen, which enhance her ability to navigate complex commercial, legal, and regulatory environments. Ms. Edison also contributes valuable insights gained through her service on the board of directors of Union Pacific, where she chairs the Corporate Governance, Nominating, and Sustainability Committee and serves on the Compensation and Talent Committee.

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: Union Pacific Corporation (since 2021)

PROFESSIONAL EXPERIENCE:

- Executive Vice President and General Counsel of Amcor plc, a global packaging company (2019 – 2021)
- Senior Vice President, Chief Legal Officer, and Secretary of Bemis Company, Inc., a global packaging company (from 2017 until Bemis was acquired by Amcor in 2019)
- Vice President, General Counsel, and Secretary of Bemis (2010 – 2016)
- Senior Vice President and Chief Administrative Officer of Hill-Rom Holdings Inc., a global medical device company (2007 – 2010)
- Vice President, General Counsel, and Secretary of Hill-Rom Holdings Inc. (2004 –2007)
- Began career in private legal practice

David C. Evans

Former Executive Vice President and CFO of The Scotts Miracle-Gro Company

Independent Director

Age: 62

Director since: 2020

Board Committees:

Audit (Chair)
Human Resources and Compensation

Skills and Experience:

Board Leadership
Financial Expertise
Healthcare Expertise
Information Technology/Cybersecurity/AI Experience

DIRECTOR QUALIFICATIONS:

Mr. Evans brings over 25 years of financial leadership experience, having served as Chief Financial Officer at both Scotts Miracle-Gro and Battelle. His extensive background encompasses finance and accounting, investor relations, capital markets, corporate strategy, tax, and information technology. Mr. Evans offers deep expertise in financial reporting and internal controls and has a strong understanding of capital deployment and financial operations within a publicly traded company. In addition to his executive experience, Mr. Evans served in an interim leadership role at Cardinal Health, further enhancing his industry knowledge and company-specific insights. He currently serves on the board of directors of Scotts Miracle-Gro, where he chairs the Audit Committee and is a member of the Finance Committee, bringing valuable governance and oversight perspectives from these roles.

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: The Scotts Miracle-Gro Company (since 2018)

PROFESSIONAL EXPERIENCE:

- Interim CFO of The Scotts Miracle-Gro Company, a consumer lawn and garden products company (August 2022 – December 2022)
- Interim CFO of Cardinal Health (September 2019 – May 2020)
- Executive Vice President and CFO of Battelle Memorial Institute, a private research and development organization (2013 – 2018)
- Executive Vice President, Strategy and Business Development of Scotts Miracle-Gro Company (2011 – 2013)
- Executive Vice President and CFO of The Scotts Miracle-Gro Company (2006 – 2013)



Patricia A. Hemingway Hall

Former President and CEO of Health Care Service Corporation

Independent Director	Board Committees:	Skills and Experience:
Age: 72	Governance and Sustainability	Board Leadership
	Human Resources and	Financial Expertise
Director since: 2013	Compensation	Healthcare Expertise
		Regulatory/Legal/Public Policy Experience
		Information Technology/Cybersecurity/AI Experience

DIRECTOR QUALIFICATIONS:

Ms. Hemingway Hall is the retired President and Chief Executive Officer of Health Care Service Corporation ("HCSC"), the largest mutual health insurer in the United States and operator of Blue Cross and Blue Shield Plans across multiple states. With a career that began in nursing, she brings to the Board deep expertise in healthcare delivery, insurance, and policy. Her leadership at HCSC brings to the Board valuable insights into healthcare payment models, regulatory frameworks, and industry transformation. Over the course of her career, she developed significant experience in healthcare reform, regulatory compliance, government relations, finance, information technology, and human capital management. Ms. Hemingway Hall also contributes perspectives from her prior service on the boards of ManpowerGroup, where she served on the Governance and Sustainability and Audit Committees, and Halliburton.

PROFESSIONAL EXPERIENCE:

- President and CEO of HCSC (2008 – 2016)
- President and Chief Operating Officer of HCSC (2007 – 2008)
- Executive Vice President of Internal Operations of HCSC (2006 – 2007)

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Past: ManpowerGroup, Inc. (2011 – 2025), Halliburton Company (2019 – 2022)

Jason M. Hollar

CEO of Cardinal Health, Inc.

	Skills and Experience:
Age: 52	Board Leadership
	Financial Expertise
Director since: 2022	Healthcare Expertise
	Operations Experience
	International Experience
	Information Technology/Cybersecurity/AI Experience

DIRECTOR QUALIFICATIONS:

Mr. Hollar has served as Chief Executive Officer of Cardinal Health since September 2022, following his tenure as Chief Financial Officer from May 2020 to August 2022. His deep understanding of the company's operations, strategy, and stakeholders, including its customers, suppliers, employees, and shareholders, provides the Board with unique and valuable insight into the business and industry landscape. Mr. Hollar brings extensive leadership experience in executive, financial, and operational management across several large public companies. His expertise spans financial strategy, capital deployment, tax, investor relations, accounting, and financial reporting. He also has significant experience in capital markets, mergers and acquisitions, international operations, and information technology as well as corporate governance, human capital management, and regulatory compliance. During his time at Cardinal Health, Mr. Hollar has played a key role in prioritizing investments in growth areas, strengthening the company's balance sheet, and returning capital to shareholders. In addition to his role at Cardinal Health, he serves on the board of directors of DaVita Inc., where he chairs the Audit Committee, further contributing financial oversight and governance expertise to our Board.

PROFESSIONAL EXPERIENCE:

- CEO of Cardinal Health (since 2022)
- CFO of Cardinal Health (2020 – 2022)
- Executive Vice President and CFO of Tenneco Inc., a global automotive products and services company (2018 – 2020)
- Senior Vice President Finance at Tenneco Inc. (2017 – 2018)
- CFO of Sears Holding Corporation, a holding company for large consumer retailers across the United States (2016 – 2017) (Sears filed for Chapter 11 bankruptcy in October 2018)
- Also served as Corporate Controller and Vice President of Finance for Delphi Automotive's powertrain systems division, which included oversight of the Europe, Middle East, and Africa regions
- Earlier in his career, held finance positions of increasing responsibility in Navistar's engine group, South American operations, and corporate financial planning and analysis

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: DaVita Inc. (since 2022)



Akhil Johri

Operating Advisor to CD&R; former Executive Vice President and CFO of United Technologies Corporation

Independent Director

Age: 64

Director since: 2018

Board Committees:

Audit
Risk Oversight

Skills and Experience:

Board Leadership
Financial Expertise
International Experience
Information Technology/Cybersecurity/AI Experience

DIRECTOR QUALIFICATIONS:

Mr. Johri brings over 25 years of financial leadership experience from his tenure at United Technologies Corporation ("UTC") and Pall Corporation. He offers the Board deep expertise in global finance and accounting, investor relations, capital markets, mergers and acquisitions, tax, information technology, and international operations. His background also includes extensive experience in financial reporting and internal controls. Through his senior leadership roles at UTC, Mr. Johri developed a strong understanding of the financial management and capital deployment strategies essential to publicly traded multinational corporations. In addition, his service on the board of directors of Boeing, where he chairs the Finance Committee and serves on the Audit Committee, gives him valuable governance experience and further enhances the Board's financial oversight capabilities.

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: The Boeing Company (since 2020)

PROFESSIONAL EXPERIENCE:

- Operating Advisor to CD&R, a global private equity manager (since 2021)
- Executive Vice President and CFO of UTC, a provider of high technology products and services to the building systems and aerospace industries (2015 – 2019)
- CFO and Chief Accounting Officer of Pall Corporation, a global supplier of filtration, separations, and purifications products (2013 – 2014)
- Vice President of Finance and CFO of UTC Propulsion & Aerospace Systems, which included Pratt & Whitney and UTC Aerospace Systems (2011 – 2013)
- Earlier in his career, led investor relations and held senior financial roles with global business units at UTC



Gregory B. Kenny

Former President and CEO of General Cable Corporation

Independent Chairman of the Board

Age: 72

Director since: 2007

Board Committees:

Governance and Sustainability

Skills and Experience:

Board Leadership
Financial Expertise
Operations Experience
International Experience

DIRECTOR QUALIFICATIONS:

Mr. Kenny has served as Chairman of the Board since November 2018, following his tenure as independent Lead Director from 2014 to 2018. He brings to the Board extensive leadership experience, having served for 14 years as President and Chief Executive Officer of General Cable. He brings to the Board deep expertise in corporate governance, global manufacturing operations, international markets, finance, and human capital management. Mr. Kenny has demonstrated strong board leadership through his prior service as Chair of the Board's Governance and Sustainability and Compensation Committees. He also contributes valuable governance insight gained from his roles chairing the board of Ingredion and its Corporate Governance and Nominating Committee. In both his current role as Chairman of the Board and his previous role as Lead Director, Mr. Kenny has been a driving force in fostering independent Board leadership and promoting a rigorous, deliberative decision-making process among independent directors.

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: Ingredion Incorporated (since 2005)

PROFESSIONAL EXPERIENCE:

- President and CEO of General Cable Corporation, a global manufacturer of aluminum, copper, and fiber-optic wire and cable products (2001 – 2015)
- President and Chief Operating Officer of General Cable (1999 – 2001)
- Executive Vice President and Chief Operating Officer of General Cable (1997 – 1999)
- Served in executive level positions at Penn Central Corporation, where he was responsible for corporate business strategy
- Earlier in his career, served as Foreign Service Officer of the U.S. Department of State

Nancy Killefer

Former Senior Partner, Public Sector Practice of McKinsey & Company, Inc.

Independent Director	Board Committees:	Skills and Experience:
Age: 71	Governance and Sustainability	Board Leadership
	Human Resources and	Financial Expertise
Director since: 2015	Compensation (Chair)	Healthcare Expertise
		Regulatory/Legal/Public Policy Experience

DIRECTOR QUALIFICATIONS:

Ms. Killefer brings over 30 years of strategic leadership experience across both public and private sectors. During her tenure at McKinsey, she advised healthcare and consumer-focused organizations on strategic planning, healthcare strategy, marketing, and brand development. As the former Managing Partner of McKinsey's Public Sector Practice and a former Chief Financial Officer of a U.S. government agency, she offers the Board deep expertise in government relations, public policy, and financial oversight. Ms. Killefer currently serves on the boards of Certara, where she chairs the Compensation Committee and is a member of the Nominating and Corporate Governance Committee, and Meta Platforms, where she chairs the Audit and Privacy Committee. She previously served on the board of Natura. Her broad governance experience provides valuable insights into corporate strategy, risk management, and regulatory compliance.

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: Certara, Inc. (since 2021), Meta Platforms, Inc. (since 2020)
Past: Natura & Co Holding S.A. (2020 – 2023)

PROFESSIONAL EXPERIENCE:

- Senior Partner of McKinsey & Company, Inc., a global management consulting firm (1992 – 2013)
- Founder and Managing Partner of McKinsey's Public Sector Practice (2007 – 2013)
- Held several key leadership roles at McKinsey, including serving as a member of the firm's governing board
- Assistant Secretary for Management, CFO, and Chief Operating Officer for the U.S. Department of Treasury (1997 – 2000)

Christine A. Mundkur

Former CEO of Impopharma Inc.

Independent Director	Board Committees:	Skills and Experience:
Age: 56	Audit	Board Leadership
	Risk Oversight	Financial Expertise
Director since: 2022		Healthcare Expertise
		Operations Experience
		Regulatory/Legal/Public Policy Experience
		International Experience

DIRECTOR QUALIFICATIONS:

Ms. Mundkur brings over 20 years of leadership experience in the pharmaceutical industry, having held executive roles across legal, quality and regulatory compliance, manufacturing operations, and strategic consulting. Her broad expertise spans healthcare, corporate governance, international markets, and finance. Ms. Mundkur currently serves on the board of directors of MannKind, where she is a member of both the Audit Committee and the Nominating and Corporate Governance Committee. She previously served on the board of directors of Lupin Limited. Her diverse background and board experience provide the company with valuable insights into regulatory strategy, operational excellence, and global market dynamics.

PROFESSIONAL EXPERIENCE:

- CEO and non-voting Chair of the Board of Directors at Impopharma Inc., a generic pharmaceutical inhalation development company (2013 – 2017)
- President of CM Strategic Advisors, consulting on global pharmaceutical business strategies (2011 – 2013)
- President and CEO of the U.S. Division and Head of Commercial Operations for North America for Sandoz, Inc., a division of the Novartis Group and a global generic and biosimilar pharmaceutical business (2009 – 2010)
- CEO of Barr Laboratories, Inc., a subsidiary of Barr Pharmaceuticals, Inc. (2008)
- Associate Counsel at Barr Pharmaceuticals and held several positions of increasing responsibility in the company's quality and regulatory departments (1993 – 2008)

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: MannKind Corporation (since 2018)
Past: Lupin Limited (2019 – 2022)

Robert W. Musslewhite

Former CEO of Definitive Healthcare Corp.

Independent Director	**Board Committees:**	**Skills and Experience:**
Age: 55	Human Resources and Compensation	Board Leadership
Director since: 2025	Risk Oversight	Financial Expertise
		Healthcare Expertise
		Operations Experience
		Regulatory/Legal/Public Policy Experience
		Information Technology/Cybersecurity/AI Experience

DIRECTOR QUALIFICATIONS:

Mr. Musslewhite brings over two decades of executive leadership experience across healthcare technology, data analytics, and strategic consulting. His background includes senior roles in corporate strategy, product scaling, and operational leadership at both public and private companies. He most recently served as CEO of Definitive Healthcare, where he led the company following its initial public offering and oversaw its growth strategy. Prior to that, he held multiple CEO roles within UnitedHealth Group's Optum division and served as Chairman and CEO of The Advisory Board Company. Mr. Musslewhite currently serves on the board of directors of CoStar Group, where he chairs its Compensation Committee and serves on its Capital Allocation Committee. He previously served on the boards of Definitive Healthcare and The Advisory Board. His extensive leadership and board experience provide the company with valuable insights into healthcare innovation, data-driven strategy, public company governance, finance, human capital management, and regulatory compliance.

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Current: CoStar Group, Inc. (since 2020)
Past: Definitive Healthcare Corp. (2021 – 2024)

PROFESSIONAL EXPERIENCE:

- CEO of Definitive Healthcare Corp., a provider of healthcare commercial intelligence (2022 – 2024)

- CEO of OptumInsight, Optum360, and Optum Analytics, healthcare technology divisions of UnitedHealth Group Incorporated (2017 – 2021)

- CEO and Chairman of the Board of The Advisory Board Company, a healthcare consulting company (2008 – 2017)

- Associate Principal at McKinsey & Company prior to joining The Advisory Board Company

---

Sudhakar Ramakrishna

President and CEO of SolarWinds Corporation



Independent Director	**Board Committees:**	**Skills and Experience:**
Age: 57	Audit	Financial Expertise
Director since: 2025	Risk Oversight	Operations Experience
		International Experience
		Information Technology/Cybersecurity/AI Experience

DIRECTOR QUALIFICATIONS:

Mr. Ramakrishna brings over 25 years of leadership experience in the technology sector, with deep expertise in cybersecurity, enterprise software, and IT infrastructure. As CEO of SolarWinds since 2021, he has led the company through significant technology, business model, and cybersecurity transformations. His prior executive roles include serving as CEO of Pulse Secure and holding senior leadership positions at Citrix Systems, Polycom, Motorola, and 3COM, where he was responsible for driving innovation across cloud, networking, and mobile platforms. In these roles, he also gained extensive experience overseeing global IT operations, including infrastructure modernization, systems integration, and operational resilience. Other than SolarWinds, Mr. Ramakrishna previously served on the public company boards of Enterprise 4.0 Technology Acquisition Corp. and SailPoint Technologies. He is also an advisory partner at Benhamou Global Ventures. His extensive operating and governance experience provides the Board with valuable insights into cybersecurity, digital transformation, and strategic risk oversight as well as with public company finance, human capital management, mergers and acquisitions, and regulatory compliance experience.

OTHER PUBLIC COMPANY DIRECTORSHIPS:

Past: SolarWinds Corporation (2021 – April 2025 when the company went private), Enterprise 4.0 Technology Acquisition Corp. (2021 – 2023), SailPoint Technologies Holdings, Inc. (2021 – 2022)

PROFESSIONAL EXPERIENCE:

- President and CEO of SolarWinds Corporation, a software development company (since 2021)

- CEO of Pulse Secure, LLC, a security software company (2015 – 2020)

- Senior Vice President of Products and Senior Vice President and General Management of Enterprise and Service Providers of Citrix Systems, Inc., a cloud computing and virtualization technology company (2013 – 2015)

- Held other senior leadership roles at Motorola, Inc., Stoke, Inc., 3COM Corporation and U.S. Robotics

Our Board's Composition and Structure



GREGORY B. KENNY
Chairman of the Board



JASON M. HOLLAR
CEO



DAVID C. EVANS
Audit Committee Chair



MICHELLE M. BRENNAN
**Governance and Sustainability
Committee Chair**



NANCY KILLEFER
**Human Resources and
Compensation Committee Chair**



SHERI H. EDISON
Risk Oversight Committee Chair

Our Board Leadership Structure

Our Corporate Governance Guidelines provide that, whenever possible, the Chairman of the Board shall be an independent director. If the chairman is not independent, the independent directors will elect an independent Lead Director. These guidelines give the Board the flexibility to periodically evaluate and adopt the leadership structure that best serves the interests of the company and its shareholders, considering the company's evolving needs and circumstances.

Currently, our Board leadership structure consists of:

- an independent, non-executive Chairman of the Board;
- a separate CEO; and
- independent committee chairs.

Mr. Kenny has served as our independent Chairman of the Board since 2018. His prior service as independent Lead Director and as Chair of both the Governance and Sustainability and Human Resources and Compensation Committees has provided him with deep institutional knowledge and a strong understanding of our governance framework. In addition, his experience chairing other public company boards and board committees equips him with the skills necessary to effectively lead our Board.

Mr. Hollar, as our CEO, contributes extensive operational expertise, industry knowledge, and a deep understanding of our stakeholder relationships. His insights are instrumental in aligning the Board's strategic oversight with the company's long-term objectives.

This structure, which the Board believes is in the best interests of the company and its shareholders, is designed to balance strong, independent oversight while leveraging deep business knowledge and operational experience.

Chairman Responsibilities

As Chairman of the Board, Mr. Kenny's responsibilities include:

- maintaining ongoing engagement with the CEO through regular one-on-one meetings and informal check-ins outside of formal Board meetings;
- acting as a liaison between Board and management;
- calling meetings of the Board and independent directors;
- setting the agenda for Board meetings in consultation with the other directors, the CEO, and the Corporate Secretary;
- reviewing Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;
- reviewing and approving Board meeting materials before circulation and providing guidance to management on meeting presentations;
- chairing Board meetings, including the executive sessions of the independent directors;
- participating in the annual CEO performance evaluation and, in coordination with the Human Resources and Compensation Committee Chair, participating in the CEO succession planning process;
- consulting with the Governance and Sustainability Committee Chair on the Board's annual self-evaluation process;

- as a member of the Governance and Sustainability Committee, evaluating potential director candidates, assisting with director recruitment, recommending committee chairs and membership, and recommending updates to the company's Corporate Governance Guidelines; and

- engaging in governance-related discussions with institutional investors.

Identifying and Onboarding Directors

The Governance and Sustainability Committee is responsible for identifying, evaluating, and recommending director candidates to the Board. The Board, in turn, selects nominees for election based on the Governance and Sustainability Committee's recommendations.

As part of its ongoing commitment to Board refreshment and succession planning, the Governance and Sustainability Committee conducted a comprehensive recruitment process beginning in the fall of 2024. This process included the Governance and Sustainability Committee assessing the Board's composition and identifying opportunities to expand experiences and perspectives through the addition of directors. It also included the engagement of a third-party professional search firm to assist in identifying and evaluating potential director candidates.

Following this process, in March 2025, the Board elected Messrs. Musslewhite and Ramakrishna to serve as directors. In the case of Mr. Musslewhite, a non-management director identified him as a potential director nominee, and in the case of Mr. Ramakrishna, the third-party professional search firm retained by the Governance and Sustainability Committee identified him as a potential director nominee.

Mr. Musslewhite, an experienced public company CEO, brings over 20 years of leadership in healthcare technology, data analytics, and strategic consulting. His background provides the Board with valuable expertise in healthcare innovation, data-driven strategy, and public company governance.

Mr. Ramakrishna brings more than 25 years of leadership experience in the technology sector, with deep expertise in cybersecurity, enterprise software, and information technology infrastructure. As a current sitting CEO, he offers the Board valuable insights into digital transformation and strategic risk oversight. His experience leading innovation-driven organizations, navigating complex regulatory environments, and overseeing global IT operations enhances the Board's oversight of technology strategy, enterprise risk, and operational resilience.

These appointments underscore the Board's proactive approach to refreshment and succession planning and its commitment to aligning Board composition with the company's long-term strategic objectives.

While the specific process for identifying director candidates may vary depending on the company's evolving needs and circumstances, our general approach is as follows:

1 Assess

The Governance and Sustainability Committee regularly assesses the Board's composition. Taking a forward-looking view of potential departures and leadership transitions, the Committee maintains a multi-year timeline for anticipated refreshment needs to ensure the Board sustains the optimal mix of expertise. As part of this process, the Committee evaluates the mix of individual directors on our Board to:

- evaluate the overall Board composition; and
- develop criteria for potential candidates that are complementary and additive to the existing Board composition.

In developing these criteria, the Governance and Sustainability Committee considers, among other things:

- our evolving strategic priorities and significant risks;
- our directors' experiences, skillsets, personal characteristics, occupational backgrounds, and tenures; and
- desired attributes and qualifications our Board identifies, including through its annual self-evaluation process.

The Governance and Sustainability Committee also periodically reviews the Board's leadership structure and recommends changes as appropriate to support effective oversight and long-term strategic alignment. This includes the thoughtful rotation of directors among committees, taking into account each director's experience, skillsets, and background to ensure optimal committee composition. As part of its responsibilities, the Committee oversees succession planning for key Board leadership roles, including the Chairman and committee chairs, and recommends candidates for these positions. This proactive approach helps ensure leadership continuity, fosters diverse perspectives, and supports the Board's ability to respond to evolving business needs and governance expectations.

2 Identify

The Governance and Sustainability Committee usually retains a third-party search firm to identify potential candidates using the factors and criteria identified during the assessment phase.

3 Evaluate

Once a potential candidate is identified, members of the Governance and Sustainability Committee review the candidate's:

- background and skills, including how the candidate would support the Board's oversight of our strategy, performance, culture, and risks;
- independence and potential conflicts of interest; and
- time availability.

Promising candidates interview with the Governance and Sustainability Committee, our Chairman, our CEO, other directors, and members of management.

4 Recommend

Following the Governance and Sustainability Committee's thorough review process, the Committee recommends a candidate to the Board, which elects the individual as a new director.

Proactive Board Refreshment

Refreshment Since January 2023

3 new directors added to the Board

4 directors departed

Skills and Experiences of Newly Added Directors

- Healthcare industry expertise
- Regulatory, legal, and public policy experience
- Information technology, cybersecurity, and artificial intelligence expertise
- CEO and Board leadership experience
- Public company board experience
- Financial acumen and expertise

Our refreshment strategy is designed to maintain a balanced mix of tenures, ensuring the Board benefits from both deep institutional knowledge and fresh, forward-looking perspectives. The Board believes that a blend of long-tenured and newer directors enhances its ability to provide effective oversight and strategic guidance. Long-tenured directors contribute continuity and a comprehensive understanding of the company's operations, culture, and industry, critical assets in navigating complex challenges. Meanwhile, shorter-tenured directors bring fresh viewpoints and diverse experiences that help the Board remain agile and responsive to evolving market dynamics.

To support ongoing Board refreshment and succession planning, the Company maintains a director retirement policy in its Corporate Governance Guidelines. Under this policy, a director will not be nominated for re-election after reaching the age of 75. This policy promotes thoughtful refreshment while preserving flexibility to retain valuable expertise when appropriate.

Recent additions to the Board have strengthened its collective expertise in key areas such as healthcare, regulatory affairs, information technology and cybersecurity, public company governance, and financial acumen. This infusion of new talent complements the seasoned insight of existing members, fostering robust deliberation, constructive dialogue, and sound decision-making.

Director Orientation and Continuing Education

Directors receive a comprehensive orientation to the company shortly after they join the Board and continue to receive ongoing education and training relevant to our business and industry.

New Director Orientation	All new directors typically participate in a comprehensive director orientation program, which includes: • presentations by senior management on our business, strategy, significant financial matters, information technology and security matters, legal, quality, and regulatory matters, our ethics and compliance program, and our approach to human capital management; • business reviews by the leaders of our operating segments; • opportunities to learn about our significant risks, regulatory matters, and corporate governance, including the roles and responsibilities of our directors; and • briefings on the responsibilities, duties, and activities of the committees on which the director will initially serve.
Continuing Director Education	We provide additional educational opportunities to our Board and its committees internally throughout the year. Training topics are generally identified either through director or executive feedback or in connection with developments relevant to the company, including areas of emerging risk. Ongoing director education may include: • management presentations on the company's businesses, services, products, industry trends, and significant current and emerging risks; • one-on-one meetings with management outside formal Board meetings; • presentations by outside experts on various topics; and • tours of the company's facilities. More recently, we have hosted outside experts to present during Board meetings on topics related to the current macroeconomic and political environment, healthcare industry trends and opportunities, and cybersecurity matters.
External Director Education	We encourage our directors to attend outside director and other continuing education programs. We make available to directors information on director education programs covering topics such as: • developments in our industry; • risk oversight; • information technology matters, including cybersecurity and artificial intelligence; • corporate governance practices; • relevant regulatory requirements and expectations; • the macroeconomic environment; and • other matters relevant to their duties as directors. In the past year, our directors have attended programs on the topics noted above which were sponsored by the National Association of Corporate Directors and Tapestry Networks, among other organizations.

Additional Board Service

The Board expects all directors to dedicate sufficient time and attention to effectively fulfill their responsibilities. To ensure directors can meet these expectations, our Corporate Governance Guidelines include specific limitations on outside board service:

• directors who serve as executive officers of a public company, including Cardinal Health, should not serve on more than one public company board in addition to our Board; and

• other directors should not serve on more than three public company boards in addition to our Board.

In addition, members of the Audit Committee may not serve on the audit committees of more than two other public companies simultaneously, unless the Governance and Sustainability Committee determines that such service would not impair the director's ability to effectively serve on our Audit Committee.

Our Corporate Governance Guidelines provide that directors should advise the Chairman of the Board, the Chair of the Governance and Sustainability Committee, and the Corporate Secretary in advance of accepting an invitation to serve on another board or any appointment to an audit committee, a committee chair position, a lead director position, or a board chair position on any other public company board.

Our Corporate Governance Guidelines include a formalized process in which the Governance and Sustainability Committee conducts an annual review of public company board service and leadership roles and other outside commitments. During this annual review, the Governance and Sustainability Committee may consider all factors it deems to be relevant, including the following:

- meeting attendance;
- whether the director is currently employed or retired from full-time employment;
- the number of other boards on which the director sits and the commitment levels and time demands of such other boards;
- the role of a director on other boards (with consideration given to public company board leadership positions);
- any industry or other commonalities between outside boards that aid in the director's efficiencies serving on such boards;
- any other outside commitments;
- individual contributions at our Board and committee meetings;
- peer review feedback from directors throughout the year (if any) and the results of the annual Board evaluation; and
- the director's general engagement, effectiveness, and preparedness.

The Governance and Sustainability Committee conducted a review of director capacity for our 2025 director nominees and affirms that they are compliant with our outside board commitments guidelines.

Director Attendance

The Board held seven meetings during fiscal 2025. Each director attended 75% or more of the meetings of the Board and Board committees on which they served during the fiscal year. Average director attendance across all Board and Board committee meetings exceeded 96%.

31 total Board and committee meetings in 2025	Exceeded **96%** overall average attendance at Board and committee meetings

Absent unusual circumstances, each director is expected to attend the annual meeting of shareholders. All our then-current directors attended the annual meeting of shareholders last year.

Board Committees

The Board has four standing committees: the Audit Committee; the Governance and Sustainability Committee; the Human Resources and Compensation Committee (the "Compensation Committee"); and the Risk Oversight Committee. Each member of these committees is independent under applicable committee independence rules.

The charter for each of these committees is available on our website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Governance — Committee Composition." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

Audit Committee

Meetings in fiscal 2025: 6

Members:[(1)]

				
David C. Evans (Chair)	Robert W. Azelby	Akhil Johri	Christine A. Mundkur	Sudhakar Ramakrishna

The Audit Committee's primary duties are to:

- oversee the integrity of our financial statements, including reviewing annual and quarterly financial statements and earnings releases and the effectiveness of our internal and disclosure controls;
- appoint the independent auditor and oversee its qualifications, independence, and performance, including pre-approving all services by the independent auditor;
- review our internal audit plan and oversee our internal audit department;
- oversee our compliance with legal and regulatory requirements with respect to audit, accounting, and financial disclosure matters and related internal controls;[(2)] and
- oversee our major financial risk exposures, our cybersecurity and other major information technology risk exposures, and our process for assessing and managing risk through our enterprise risk management program.

The Board has determined that each of Messrs. Evans and Johri is an "audit committee financial expert" for purposes of the SEC rules.

(1) Composition as of September 15, 2025.

(2) The Audit Committee oversees compliance with legal and regulatory requirements in coordination with the Risk Oversight Committee, except that the Audit Committee is solely responsible for compliance with audit, accounting, and financial disclosure matters and related internal controls.

Governance and Sustainability Committee

Meetings in fiscal 2025: 5

Members:[(1)]

				
Michelle M. Brennan (Chair)	Sheri H. Edison	Patricia A. Hemingway Hall	Gregory B. Kenny	Nancy Killefer

The Governance and Sustainability Committee's primary duties are to:

- identify, review, and recommend candidates for the Board, including recommending criteria to the Board for potential Board candidates and assessing the qualifications, attributes, skills, contributions, time commitments, and independence of directors and director candidates;
- oversee the Board's succession planning, including for the Board Chair, Lead Director, and any committee chair roles;
- make recommendations to the Board concerning the structure, composition, and functions of the Board and its committees, including Board leadership and leadership structure;
- oversee our sustainability activities, policies, strategy, and reporting and disclosure practices (except to the extent such matters are overseen by another Board committee), and monitor and evaluate environmental, social, and political issues and risks potentially impacting the company;
- oversee our policies and practices regarding political and lobbying activities and expenditures, including an annual review of our political contributions policy, corporate political contributions, lobbying activities, and trade association payments;
- review our Corporate Governance Guidelines and governance practices and recommend changes; and
- conduct the annual Board evaluation and oversee the process for the evaluation of each director.

(1) Composition as of September 15, 2025.

Human Resources and Compensation Committee

Meetings in fiscal 2025: 6

Members:[1]

    

| Nancy Killefer (Chair) | Michelle M. Brennan | David C. Evans | Patricia A. Hemingway Hall | Robert W. Musslewhite |

The Human Resources and Compensation Committee's primary duties are to:

- establish relevant performance goals for the CEO, evaluate his performance, and approve compensation for the CEO;

- approve compensation for our other executive officers and oversee their performance evaluations;

- act on behalf of the Board in administering equity and incentive compensation plans and policies, including the terms of our compensation "clawback" policy, and discharge the Committee's responsibilities under those plans and policies;

- review our non-management directors' compensation program and recommend changes to the Board;

- oversee the management succession planning process for the CEO and senior executives;

- oversee and advise the Board about human capital management strategies and policies;

- oversee and assess whether risks related to compensation arrangements for employees are reasonably likely to have a material adverse risk on the company; and

- assess the independence of the Committee's consultant and evaluate its performance.

The CD&A, which begins on page 42, discusses how the Human Resources and Compensation Committee makes compensation-related decisions regarding our named executive officers.

(1) Composition as of September 15, 2025.

Compensation Committee Interlocks and Insider Participation

Ms. Killefer (Chair), Ms. Brennan, Ms. Hemingway Hall, Mr. Kenny, Ms. Mundkur, and Mr. Musslewhite were members of the Compensation Committee during fiscal 2025. None of the Compensation Committee members is or has been an executive officer or employee of Cardinal Health, and except for Ms. Brennan's service as interim CEO of Masimo from September 24, 2024, to February 12, 2025 (during which time she did not serve on the Compensation Committee), none of the members of the Compensation Committee had any relationships requiring disclosure by Cardinal Health under Item 404 of Regulation S-K ("Regulation S-K") under the Securities Exchange Act of 1934 (the "Exchange Act"). See "Related Person Transactions" below for more information regarding the transactions between Cardinal Health and Masimo. None of Cardinal Health's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity where an executive officer of such entity served as a director of Cardinal Health or a member of the Compensation Committee during fiscal 2025.

Risk Oversight Committee

Meetings in fiscal 2025: 5

Members:[1]


Sheri H. Edison
(Chair)


Robert W.
Azelby


Akhil
Johri


Christine A.
Mundkur


Robert W.
Musslewhite


Sudhakar
Ramakrishna

The Risk Oversight Committee assists the Board in monitoring and overseeing risks associated with the company's operations, including risks associated with quality, legal, and regulatory compliance. The Risk Oversight Committee's primary duties are to:

- oversee our ethics and compliance program;

- oversee our compliance with laws and regulations in areas such as healthcare fraud and abuse, antitrust, data privacy and security, and other areas of significant legal and compliance risk;

- oversee our compliance with laws and regulations related to anti-bribery and anti-corruption laws;

- oversee our product quality and safety program, including compliance with laws and regulations related to the manufacture, sourcing, importation, and distribution of medical and pharmaceutical products; and

- evaluate the performance of the Chief Legal and Compliance Officer and recommend to the Board the appointment of the Chief Legal and Compliance Officer.

The Risk Oversight Committee coordinates with the Audit Committee in monitoring compliance by the company with legal and regulatory requirements as they relate to the responsibilities of the Audit Committee.

(1)   Composition as of September 15, 2025.

Our Board Evaluation Process

Our Board is committed to continuous improvement and effective governance. To support this commitment, the Board and its committees engage in a comprehensive, multi-faceted evaluation process that includes both a formal annual assessment and ongoing feedback throughout the year. These complementary components ensure that feedback is timely, actionable, and aligned with the company's evolving needs.

Formal Board Evaluation

The formal Board evaluation process is developed and overseen by the Governance and Sustainability Committee and is designed to assess the performance and effectiveness of the Board, its committees, and individual directors. Key elements of the process include:

1 Evaluation Planning

Each year, the Governance and Sustainability Committee reviews and determines the focus areas, scope, and format of the formal self-evaluation. Areas of focus are based on the then-current operating environment, areas of focus from prior years' self-evaluations, and input from directors. The evaluation process includes an assessment of both Board process and substance, including:

- the Board's effectiveness, structure, composition, succession, and culture;
- the quality of Board discussions and materials;
- the Board's performance in oversight of business performance, strategy, succession planning, risk management, and other key areas;
- agenda topics for future meetings; and
- Board and committee meeting structure, format, processes, and practices.

2 Conducting the Evaluation

The evaluation is conducted by an experienced outside facilitator and all members of our Board and each of its standing committees participate in the formal evaluation process.

The outside facilitator interviews each director individually to obtain anonymous feedback, which is then aggregated and summarized by the outside facilitator.

The Board's evaluation process periodically includes the outside facilitator confidentially soliciting feedback on directors individually from other directors and members of senior management during the interview process. Following interviews, the outside facilitator discusses the feedback received with each individual director.

3 Board and Committee Review of Results

The outside facilitator reviews the results first with the Governance and Sustainability Committee and then with the Board.

The Board and each committee discuss the results in executive session without management present.

Results are shared with management, as appropriate, to assist the Board and its committees in making enhancements to address opportunities that are identified.

4 Development of Action Plan

In response to input from the formal evaluation process, an action plan is developed.

Our Chairman, committee chairs, and other directors then work with management to take concrete steps to improve practices, processes, and procedures to enhance the Board's and committees' effectiveness.

Key actions taken in response to feedback from past Board evaluations and other feedback received are summarized on the following page.

Ongoing Engagement

In addition to the formal evaluation, the Board fosters a culture of continuous engagement. Throughout the year, directors have regular opportunities to provide input directly to the Chairman, committee chairs, and management on meeting process enhancements, resources, materials, presentations, and agenda topics for Board and committee meetings and strategic planning sessions.

For example, the Board and each committee meet regularly in executive session without management present, providing a forum for candid discussion. Feedback from these sessions is shared with management, and appropriate follow-up actions are identified and implemented.

This year-round engagement model helps ensure that director insights are continuously integrated into the company's governance practices and strategic planning, reinforcing the Board's commitment to high performance and accountability.

Enhancements made in response to the Board Evaluation Process

Actions taken in response to feedback from past Board evaluations and other feedback received include:

Composition	• Continued to support directors' discussion and decision-making on Board succession planning and committee membership, including a focus on the future needs and alignment with the company's strategy and significant risks. • Over the past year, the Board rotated committee assignments that included the appointment of two new committee chairs. Additionally, two new directors were appointed to the Board, bringing additional expertise in healthcare, regulatory and legal affairs, information technology (including cybersecurity), executive leadership, and corporate governance. These changes were made to help ensure that the Board's composition continues to align with the company's evolving needs, fresh perspectives are introduced, and succession planning is supported.
Board culture	• Continued to provide opportunities for our Board to interact with senior management and emerging talent, both formally and informally, to strengthen relationships and support the Board's talent and succession planning responsibilities.
Focus	• Continued to enhance their discussions about areas of emerging risks through focused discussions and in-depth reviews of key topics. In fiscal 2025, this included expanded attention to risks arising from the macroeconomic and political environment as well as technology-related matters such as cybersecurity and artificial intelligence. These discussions were informed by updates from management and outside experts, and included scenario-based analyses and third-party assessments.
Process	• Further enhanced the structure of strategic planning sessions to facilitate directors' and management's thorough review and discussion of the company's strategy and address topics identified by directors as desired areas of increased focus. • Continued to adapt Board and committee meeting structure, process, practices, and agendas to enhance our directors' ability to perform their oversight responsibilities by providing ample time during Board and committee meetings for discussion, in-depth reviews, questions, and executive sessions.
Information and resources	• Over the past year, the company's outside facilitator conducted a comprehensive "deep dive" assessment of Board and committee meeting materials to identify opportunities for continued enhancement. Following this assessment, specific areas of improvement were identified and meeting materials were enhanced, enabling directors to focus on the most critical issues. These efforts reflect the Board's ongoing commitment to ensuring that materials are clear, concise, and strategically focused, and that directors are well-positioned to provide informed oversight and guidance. • Provided educational opportunities and third-party perspectives on topics for which directors have indicated outside expertise is desired, including cybersecurity and political risks, aligning with political activities and the company's strategy. Additional information on director continuing education opportunities is discussed earlier in this proxy statement.

In addition to the full Board's evaluation process, each of the Audit, Compensation, Governance and Sustainability, and Risk Oversight Committees annually review their charters and conduct their own committee self-evaluation.

Our Board's Primary Role, Responsibilities, and Processes

Our Corporate Governance Guidelines provide that our Board serves as the representative of, and acts on behalf of, all the shareholders of Cardinal Health. The Board, operating directly and through its committees, fulfills the following primary functions:

- oversees management in the conduct of the company's businesses;
- oversees management's efforts to establish and maintain for the company high standards of legal and ethical conduct in all of its businesses, including conformity with all applicable laws and regulations;
- reviews, evaluates, and, where appropriate, approves the company's major business strategies, capital deployment, and long-term plans and reviews the company's performance;
- selects, evaluates, and sets the compensation for the CEO and other senior officers and plans for management succession;
- oversees management's efforts to protect the company's assets through the maintenance of appropriate accounting, financial reporting, and financial and other controls;
- oversees the company's policies and procedures for assessing and managing risk;
- provides advice and counsel to senior management;
- evaluates the overall effectiveness of the Board and its committees; and
- evaluates, selects, and recommends an appropriate slate of candidates for election as directors.

Integrated Oversight of Strategy and Risk

The Board plays an active and ongoing role in overseeing the company's strategy, capital deployment, and enterprise risk management ("ERM") program. Recognizing that strategic oversight is one of its most critical responsibilities, the Board works closely with senior management to evaluate performance, assess competitive positioning, and guide long-term objectives within the context of a dynamic healthcare industry and broader global economic conditions.

Strategic oversight is embedded in the Board's agenda throughout the year. In addition to regular discussions during scheduled meetings, the Board holds an annual strategy session to conduct in-depth reviews of industry trends, business unit performance, emerging opportunities, and potential risks. These discussions are informed by a comprehensive understanding of the evolving risk landscape, including competitive pressures, market disruptions, and shifts in customer and supplier dynamics.

The Board also oversees and approves key capital allocation decisions, such as dividends, financing strategies, share repurchase programs, and significant acquisitions or divestitures. These decisions are evaluated in the context of the company's strategic priorities and risk profile to ensure alignment with long-term value creation.

Risk oversight is fully integrated into the Board's strategic responsibilities. The Board regularly reviews significant enterprise-level and operational risks, including cybersecurity, quality and regulatory compliance, ethics and compliance, and succession planning for the CEO and senior leadership. As part of its review of the company's strategic plan, the Board assesses whether the associated risk exposure is appropriate in light of long-term goals.

Risk oversight responsibilities are shared between the full Board and its committees, with each committee monitoring risks relevant to its mandate and reporting regularly to the Board. This structure ensures that risk oversight is both specialized and coordinated. The Audit Committee oversees the company's ERM program, which provides a consistent framework for identifying, assessing, and mitigating key risks across the organization. In parallel, the Risk Oversight Committee plays an integral role in monitoring and overseeing risks associated with the company's operations.

Management is responsible for the day-to-day execution of the ERM program and integrates risk considerations into strategic and financial planning. Through regular engagement with the Board and its committees, management provides updates on emerging risks, mitigation strategies, and the effectiveness of internal controls.

The Board's effectiveness in strategic and risk oversight is strengthened by the broad range of backgrounds and deep industry expertise of its directors. This integrated and proactive approach supports the company's agility, resilience, and long-term success in a rapidly evolving environment.

A summary of the allocation of general risk oversight responsibilities among management, the Board, and its committees follows below.

Board of Directors
Overview of enterprise risks (including strategic and operational risks)

Audit Committee	**Human Resources and Compensation Committee**	**Governance and Sustainability Committee**	**Risk Oversight Committee**
• Financial management and disclosure • Accounting • Financial reporting • Tax and treasury • Information technology and cybersecurity	• Executive compensation program and incentives • Management succession planning process • Workplace safety and culture • Other human capital management strategies and policies	• Governance structure and practices • Board succession • Sustainability activities, policies, strategy, and reporting • Political and lobbying expenditures	• Ethics and compliance program • Product quality and safety program • Compliance with legal and regulatory requirements • Data privacy and security (in coordination with the Audit Committee) • Controlled substance monitoring program

Management
Identification, assessment, and management of risks through ERM program
Management provides regular updates to the Board and its committees on such risks, the related risk mitigation measures, and the effectiveness of internal controls

Cybersecurity and Other Information Technology Risks

The Board receives at least annual updates from the Chief Information Officer, ensuring its visibility into critical information technology matters, including cybersecurity and artificial intelligence.

The Audit Committee oversees the company's cybersecurity and other major information technology risk exposures, including artificial intelligence. The Audit Committee receives quarterly updates from the Chief Information Officer and Chief Information Security Officer. These updates cover a range of matters relevant to our cybersecurity program, including:

- the evolving threat landscape and specific risks to our business operations, including incidents and the company's responses and response strategies;
- strategic priorities and investments in our information protection program;
- cyber insurance coverage and availability;
- relevant cybersecurity operational metrics and performance indicators; and
- integration updates for newly acquired businesses, including cyber assessment findings, risk evaluations, and alignment with enterprise standards.

To strengthen expertise in cybersecurity and information governance, directors engage in ongoing education through both internal briefings and external programs. In 2025, these efforts included sessions focused on cybersecurity and artificial intelligence governance, risk oversight, and emerging trends, particularly those related to third-party risks and human factors in information technology. These sessions featured insights from management and independent experts.

A detailed description of our cybersecurity risk oversight, governance, management, and expertise is included in the "Cybersecurity" section in our Annual Report on Form 10-K.

Risks Associated with Operations

The Risk Oversight Committee supports the Board in monitoring and overseeing key enterprise risks related to the company's operations, including those associated with quality, legal, and regulatory compliance. Specifically, the Risk Oversight Committee is responsible for overseeing the company's ethics and compliance program, product quality and safety program, and adherence to legal and regulatory requirements, excluding matters related to audit, accounting, and financial disclosure matters and related internal controls, which fall under the purview of the Audit Committee.

The Risk Oversight Committee receives quarterly updates from senior leadership on all areas within its oversight and provides regular reports to the full Board, ensuring that directors remain informed of significant risk-related developments and mitigation efforts. In the last fiscal year, these updates were expanded to cover the status of our efforts to integrate newly acquired businesses, including alignment of these new entities with enterprise standards, mitigation strategies for key legal and compliance risks, resource allocation, and cultural alignment. The Board receives annual briefings on the company's ethics and compliance and product quality and safety programs.

The Risk Oversight Committee coordinates with the Audit Committee in monitoring compliance by the company with legal and regulatory requirements as they relate to the responsibilities of the Audit Committee. Members of the Risk Oversight Committee also sit on the Audit Committee, which helps to facilitate this coordination.

Controlled Substance Distribution Risks

The Board remains active in overseeing compliance risks associated with our distribution of controlled substances. The Risk Oversight Committee, which reports regularly to the Board, receives quarterly updates from the Chief Diversion Control Officer regarding, among other things:

- our controlled substance monitoring program;
- our ongoing compliance with federal and state regulations governing the distribution of controlled substances;
- legislative and regulatory developments regarding the distribution of controlled substances;
- our compliance with the injunctive relief terms of the national opioid settlement; and
- the status of opioid litigation and investigations.

Oversight of Sustainability Matters

The Board plays a central role in oversight of our sustainability matters. The Governance and Sustainability Committee oversees our enterprise-wide sustainability strategy, policies, and disclosures, except where responsibilities fall under another committee. The Committee receives quarterly updates from the Vice President of ESG, covering:

- regulatory and policy developments;
- progress against climate goals and key metrics;
- oversight of sustainability-related risks and opportunities; and
- strategic direction for upcoming initiatives

This engagement supports informed decision-making and reinforces transparency and accountability. More information about our sustainability efforts can be found in our ESG Report and on our website at www.cardinalhealth.com under "About Us — Environmental, Social and Governance (ESG)."

The Board's Role in Oversight of Corporate Culture and Human Capital

The Board continues to assess and monitor our corporate culture and how it enables our business strategies. The Board and its Compensation Committee engage with management on various specific aspects of human capital and cultural health, including talent management, succession planning, and employee engagement.

Our Path Forward

Our vision is to be healthcare's most trusted partner. To bring that vision to life and to deliver on our mission of improving the lives of people every day, we turn to *Our Path Forward* (see illustrative graphic below). This framework, including our stated vision and mission, our priorities, and our expectations of our employees — expressed in values and behaviors — guides us in how we work.

Our Path Forward goals have been a part of our compensation programs to help align our leaders' incentives with this important strategic initiative. *Our Path Forward* goals for the fiscal 2025 compensation programs are discussed in the CD&A beginning on page 42.

Vision

To be **healthcare's most trusted partner,** safely and efficiently providing customers and the patients they serve with the products and solutions they need, when and where they need them.

Mission

To provide products and solutions that **improve the lives of people every day.**







Priorities

Focus on the customer
Deliver on our commitments
Optimize the core
Simplify how we work
Attract, develop and retain talent
Invest for future growth

Values

- Integrity
- Inclusive
- Innovative
- Accountable
- Mission driven

Behaviors

- Invites curiosity
- Inspires commitment
- Builds partnerships
- Develops self and others

Human Capital Strategy

Our Compensation Committee plays a leading role in overseeing and advising the Board about our human capital management strategies and policies, including with respect to:

- attracting, developing, retaining, and motivating management and other employees;
- employee relations and engagement; and
- workplace safety and culture.

The Board is periodically updated on specific aspects of our human capital management strategy, as appropriate.

Talent Management and Succession Planning

The Compensation Committee and the Board are actively engaged in our talent management program. The Compensation Committee oversees the process for succession planning for the CEO and other senior executives, and management provides an organizational update at each quarterly Committee meeting and shares key talent metrics.

The full Board holds a formal succession planning and talent review session annually, which includes succession planning for the CEO and other senior executives. These sessions include identification of internal candidates and desired leadership skills and key capabilities and experience. Directors also interact with our leaders through Board presentations and discussions as well as through informal events and planned one-on-one meetings.

Employee Engagement

Management reviews with the Compensation Committee and the full Board our annual employee engagement survey results across a broad range of engagement categories, including career development, communication, competing in the marketplace, customer focus, empowerment, goals and objectives, leadership, retention, and work environment. The survey questions give insight into the experience of the employee and their perceptions of their supervisor, team, senior leadership, and the enterprise.

Participation in these surveys is consistently high. The participation rate in the fiscal 2025 survey was 90%, which was in line with prior levels and well above our survey vendor's global average of 78%. After each survey, we establish action plans that focus on key priority items.

Director Independence

The Board has established Corporate Governance Guidelines that define an "independent director" in accordance with the requirements of the New York Stock Exchange ("NYSE") listing standards. Our Corporate Governance Guidelines can be found on our website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Governance — Governance Documents."

Under the NYSE listing standards, a director is not independent unless the Board affirmatively determines that the director has no material relationship with the listed company, and the director must meet bright-line tests for director independence set forth in the NYSE listing standards that address, among other things, employment and compensation relationships, relationships with our auditor and customers, and other business relationships. Directors who serve on the Audit and Compensation Committees are subject to additional independence requirements under applicable SEC rules and NYSE listing standards.

The Board assesses director independence at least annually, based on the recommendations of the Governance and Sustainability Committee. The Board has determined that each of Mses. Brennan, Edison, Hemingway Hall, Killefer, and Mundkur, and each of Messrs. Azelby, Evans, Johri, Kenny, Musslewhite, and Ramakrishna is independent within the meaning of the NYSE listing standards, including with respect to committee service. In addition, Steven K. Barg and Sujatha Chandrasekaran, who served on our Board until their terms expired at the 2024 annual meeting of shareholders, were determined to be independent during the time they served as directors, as disclosed in our proxy statement for the 2024 annual meeting of shareholders.

In reaching its determinations, the Governance and Sustainability Committee and the Board considered that during fiscal 2025, Mr. Ramakrishna was employed by an organization that does business with Cardinal Health in the ordinary course. The amounts received by such organization or Cardinal Health in each of the last three fiscal years for such business did not exceed the greater of $1 million or 1% of either Cardinal Health's or such other organization's consolidated gross revenues.

In addition, as discussed under "Related Person Transactions" below, the Governance and Sustainability Committee and the Board considered that, from September 24, 2024 to February 12, 2025, Ms. Brennan served as the interim CEO of Masimo, which supplies medical products to Cardinal Health in the ordinary course of its business. Ms. Brennan was determined to be independent after her employment with Masimo ended. See "Related Person Transactions" below for more information.

Public Policy Engagement

We participate on public policy issues related to our industry and business priorities, employees, customers, shareholders, and the communities we serve. The Governance and Sustainability Committee provides oversight of our policies and practices regarding political and lobbying activities and expenditures, including an annual review of our political contributions policy, corporate political contributions, lobbying activities, and trade association payments. Additional information about our public policy engagement can be found in our annual Political Activities and Contributions Reports available at www.cardinalhealth.com under "About Us — Environmental, Social and Governance (ESG) — Policies and principles."

Shareholder Engagement

How We Engage Our Shareholders

It has been our long-standing practice to meet with shareholders so that management and the Board can better understand shareholder perspectives on key topics. A general overview of our annual governance-related engagement process is below.



WINTER
- Review results of annual meeting of shareholders voting, including investor feedback and input
- Plan for outreach to institutional investors

FALL
- File proxy statement
- Discuss proxy statement topics with institutional investors
- Shareholders vote at annual meeting of shareholders

ANNUAL ENGAGEMENT PROCESS

SPRING
- Review governance best practices and trends
- Begin planning for annual meeting of shareholders
- Begin planning and drafting proxy statement

SUMMER
- Engage and solicit feedback from institutional investors on governance practices and other topics
- Communicate feedback to Board
- Board sets agenda for annual meeting of shareholders

Beyond our governance-related outreach, our investor relations team and senior management communicate regularly with the investment community and our shareholders to discuss our operational and financial performance, long-term strategy, and value creation initiatives. Other ways we engage include:

Quarterly earnings calls	**Industry presentations and conferences**	**Company-hosted events and presentations, including periodic Investor Days**	**Robust investor relations function**	**Regular communication with credit rating agencies**

Our Fiscal 2025 Governance Engagement Efforts

During the summer of 2025, our Board Chairman and members of management engaged with shareholders to discuss our Board composition and refreshment, governance practices, strategy, executive compensation, and sustainability initiatives. Feedback received in these meetings is shared with the Board's Governance and Sustainability and Compensation Committees, which discuss the feedback with the Board. Following these discussions, the Board considered opportunities to enhance our governance practices, disclosures, and overall responsiveness to shareholder interests.



Shareholder Engagement Team

- Board Chairman
- Corporate Secretary's Office
- ESG
- Human Resources
- Investor Relations



Governance Related Topics Discussed

- Board composition, skills and experience
- Board oversight of risk
- Board refreshment and succession planning
- Executive compensation
- Sustainability initiatives

50%
Total Contacted[1]

32%
Total Engaged[1]

30%
Director Engaged[1]

(1) Represents percentage of outstanding shares as of June 30, 2025.

See page 43 in the CD&A for further detail of our shareholder engagement efforts with respect to executive compensation.

Standards of Business Conduct

Our Board has adopted written *Standards of Business Conduct* that outline our corporate values and standards of integrity and behavior for every employee, officer, and director. The *Standards of Business Conduct* are designed to foster a culture of integrity, drive compliance with legal and regulatory requirements, and protect and promote the reputation of our company. The full text of the *Standards of Business Conduct* is posted on our website at www.cardinalhealth.com under "About Us — Who we are — Ethics and Compliance." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

Related Person Transactions Policy and Process

Related Person Transactions Policy

We have a written policy that the Audit Committee must approve or ratify any "related person transactions" (transactions exceeding $120,000 in which we are a participant and any related person has a direct or indirect material interest). "Related persons" include our directors, nominees for election as a director, persons controlling over 5% of our common shares, executive officers, and the immediate family members of each of these individuals.

Once a related person transaction is identified, the Audit Committee will review all relevant facts and circumstances and determine whether to approve the transaction. The Audit Committee will take into account such factors as it considers appropriate, including the material terms of the transaction, the nature of the related person's interest in the transaction, the significance of the transaction to the related person and to us, the nature of the related person's relationship with us, and whether the transaction would be likely to impair the judgment of a director or executive officer to act in our best interest.

If advance approval of a transaction is not feasible, the Audit Committee will consider the transaction for ratification at its next regularly scheduled meeting. The Audit Committee Chair may pre-approve or ratify any related person transactions in which the aggregate amount is expected to be less than $1 million.

Related Person Transactions

Since July 1, 2024, there have been no transactions, and there are no currently proposed transactions, involving an amount exceeding $120,000 in which we were or are to be a participant and in which any related person had or will have a direct or indirect material interest, except as described below.

Ms. Brennan served as interim CEO of Masimo, a global medical technology company, from September 24, 2024 to February 12, 2025. When Ms. Brennan joined Masimo's board of directors as an independent director in June 2023, we had a pre-existing contract with Masimo under which we purchased Masimo's products for distribution to our customers. The commercial relationship was negotiated at arm's length and in the ordinary course of business and remains ongoing. From July 1, 2024 through the end of the period when Ms. Brennan served as interim CEO (February 12, 2025), we made payments to Masimo of approximately $76 million for product purchases. These transactions were approved by the Audit Committee in accordance with our Related Person Transactions Policy. Ms. Brennan was not involved in any discussions or decisions related to the commercial relationship or transactions between Masimo and Cardinal Health. Other than the six-month period during which she served as interim CEO, Ms. Brennan has served solely as an independent director and non-executive chair of Masimo.

Director Compensation

Overview

Our non-management director compensation program is approved by our Board based on the recommendation of the Compensation Committee. The Compensation Committee annually reviews comparative market data and receives recommendations from its independent compensation consultant with regard to the structure and amounts of our director compensation. Total director compensation is targeted at the median amount among our Comparator Group, which is discussed beginning on page 55.

Following the Compensation Committee's most recent review of director compensation, and based on the recommendation of its compensation consultant, the Compensation Committee recommended to the Board, and the Board approved, increases to the annual cash retainer, restricted share unit ("RSU") grant value, and committee chair additional annual retainers, effective November 15, 2025. The new compensation aligns with our target of the median director compensation for the Comparator Group.

Compensation Arrangements

The table below shows the elements and amount of compensation that we pay our non-management directors.

Compensation Element	Amount before November 15, 2025 ($)	Amount on and after November 15, 2025 ($)
Annual retainer[1]	120,000	125,000
RSUs[2]	200,000	210,000
Committee chair additional annual retainers[1]		
Audit Committee	25,000	30,000
Compensation Committee	20,000	25,000
Governance and Sustainability Committee	20,000	25,000
Risk Oversight Committee	20,000	25,000
Non-executive Chairman of the Board compensation		
Additional annual retainer[1]	125,000	125,000
Additional RSUs	125,000	125,000

(1) Retainer amounts are paid in cash in quarterly installments.

(2) Each new non-management director receives an initial RSU grant and thereafter an annual RSU grant on or about the date of our annual meeting of shareholders. The initial grant is prorated to reflect service between the election date and the one-year anniversary of the prior year's annual meeting of shareholders. We value the RSUs based on the closing share price on the grant date. RSUs vest one year from the grant date (or, for annual grants, on the date of the next annual meeting of shareholders, if earlier) and settle in common shares. We accrue cash dividend equivalents that are payable upon vesting of the RSUs. All unvested RSUs become fully vested upon a "change of control" (as described under "Potential Payments on Termination of Employment and Change of Control" on pages 69 and 70) unless the director is asked to continue to serve on the board of directors of the surviving entity or its affiliates and receives a qualifying replacement award.

Directors may receive additional fees for performing duties assigned by the Board or its committees that are considered beyond the scope of the ordinary responsibilities of directors or committee members.

Directors may elect to defer payment of their cash retainers into the Cardinal Health Deferred Compensation Plan ("DCP"). For directors, deferred balances under the DCP are paid in cash upon termination from Board service, death, or disability in a single lump sum or annual installment payments over a period of five or ten years, depending upon the director's election. A director also may defer receipt of common shares that otherwise would be issued on the date that RSUs vest until termination from Board service.

Our directors may participate in our matching gift program. Under this program and subject to certain restrictions, the Cardinal Health Foundation (our philanthropic affiliate) will match contributions for eligible non-profit organizations.

Director Compensation for Fiscal 2025

The non-management directors received the following compensation during fiscal 2025:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Robert W. Azelby	120,000	199,953	2,000	321,953
Steven K. Barg[3]	42,131	—	—	42,131
Michelle M. Brennan	120,000	199,953	—	319,953
Sujatha Chandrasekaran[3]	42,131	—	—	42,131
Sheri H. Edison	140,000	199,953	—	339,953
David C. Evans	120,000	199,953	2,000	321,953
Patricia A. Hemingway Hall	140,000	199,953	2,000	341,953
Akhil Johri	145,000	199,953	2,000	346,953
Gregory B. Kenny	245,000	325,011	—	570,011
Nancy Killefer	140,000	199,953	—	339,953
Christine A. Mundkur	120,000	199,953	—	319,953
Robert W. Musslewhite[4]	38,219	134,272 [5]	—	172,491
Sudhakar Ramakrishna[4]	38,219	134,272 [5]	—	172,491

(1) These awards are RSUs granted under the Cardinal Health, Inc. 2021 Long-Term Incentive Plan (the "2021 LTIP"). We valued the RSUs by multiplying the closing price of our common shares on the NYSE on the grant date by the number of RSUs awarded. As of June 30, 2025, the aggregate number of shares underlying unvested RSUs held by each director serving on that date was as follows: Mr. Azelby — 1,730 shares; Ms. Brennan — 1,730 shares; Ms. Edison — 1,730 shares; Mr. Evans — 1,730 shares; Ms. Hemingway Hall — 1,730 shares; Mr. Johri — 1,730 shares; Mr. Kenny — 2,812 shares; Ms. Killefer —1,730 shares; Ms. Mundkur — 1,730 shares; Mr. Musslewhite — 1,049 shares; and Mr. Ramakrishna — 1,049 shares.

(2) The amounts reported in this column represent a company match attributable to a charitable contribution under our matching gift program. This column does not include perquisites received by a director to the extent the amount of all such perquisites received by the director was less than $10,000.

(3) Ms. Chandrasekaran and Mr. Barg served on the Board until their terms expired at the 2024 annual meeting of shareholders.

(4) Messrs. Musslewhite and Ramakrishna joined the Board on March 7, 2025.

(5) Includes initial RSU grant made on March 15, 2025.

Table of contents

EXECUTIVE COMPENSATION

PROPOSAL 2 — **Advisory Vote to Approve the Compensation of Our Named Executive Officers**

In accordance with Section 14A of the Exchange Act, we are asking our shareholders to approve, on a non-binding advisory basis, the compensation of our named executive officers, as defined and disclosed in the CD&A, the Summary Compensation Table, and the related compensation tables, notes, and narrative in this proxy statement.

We urge shareholders to read the CD&A beginning on page 42 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative disclosures appearing on pages 59 through 70, which provide detailed information on the compensation of our named executive officers.

The Board and the Compensation Committee believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has contributed to our long-term success. Additionally, we believe the fiscal 2025 pay outcomes demonstrate alignment between pay and performance.

Although this advisory vote is not binding on the Board, the Board and the Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

The Board has adopted a policy providing for annual say-on-pay advisory votes. Accordingly, the next say-on-pay advisory vote will be held at our 2026 annual meeting of shareholders.

 **THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THE CD&A, THE SUMMARY COMPENSATION TABLE, AND THE RELATED COMPENSATION TABLES, NOTES, AND NARRATIVE IN THIS PROXY STATEMENT.**

Compensation Discussion and Analysis

Executive Summary

This CD&A focuses on the fiscal 2025 compensation of the following executive officers (the "named executive officers" or "named executives") and describes the executive compensation program and the Compensation Committee's decisions under it.

Named Executive Officer	Title	Date of Appointment to Current Role	Tenure at Company (in Years)
Jason M. Hollar	Chief Executive Officer	September 2022	5
Aaron E. Alt	Chief Financial Officer	February 2023	2
Stephen M. Mason	Chief Executive Officer, Global Medical Products and Distribution Segment	August 2019	26
Deborah L. Weitzman	Chief Executive Officer, Pharmaceutical and Specialty Solutions Segment	September 2022	19
Jessica L. Mayer	Chief Legal and Compliance Officer	March 2019	18

Fiscal 2025 Performance Highlights

Fiscal 2025 was a transformative year for Cardinal Health. The broad-based operational strength, with all five of our operating segments growing profit double-digits, reflects the disciplined execution of our strategy and our investments for growth. Our focus on driving simplification and operational efficiencies in our core distribution businesses, along with strategic investments for growth, are enabling us to evolve to meet the needs of our customers and drive long-term value creation for our shareholders.

Revenue	GAAP Operating Earnings	Non-GAAP Operating Earnings	Operating Cash Flow
$222.6B	$2.3B	$2.8B	$2.4B
-2% (YoY change)	+83% (YoY change)	+15% (YoY change)	-37% (YoY change)

GAAP Diluted EPS	Non-GAAP Diluted EPS	1-Year Total Shareholder Return[1]	3-Year Total Shareholder Return[1]
$6.45	$8.24	+74.0%	+235.5%
+87% (YoY change)	+9% (YoY change)		

(1) Through June 30, 2025, including reinvestment of dividends.

- Revenue was $222.6 billion, down 2% from the prior year, reflecting the expiration of our pharmaceutical distribution contracts with OptumRx at the end of fiscal 2024.

- GAAP operating earnings were $2.3 billion, reflecting a favorable comparison to the prior year, which included $675 million in pre-tax goodwill impairment charges related to the GMPD segment. Non-GAAP operating earnings were $2.8 billion, a 15% increase over the prior year, driven primarily by segment profit increases in Pharma and Other.

- GAAP diluted EPS was $6.45, reflecting a favorable comparison to the prior year, which included goodwill impairment charges ($617 million after tax or $2.50 per share) related to the GMPD segment. Non-GAAP diluted EPS was $8.24, a 9% increase over the prior year, reflecting the increase in non-GAAP operating earnings and a lower share count following share repurchases.

- Pharma grew segment profit 12% year-over-year, while GMPD segment profit increased 47% and Other segment profit increased 22%.

- We generated $2.4 billion in operating cash flow, reflecting the impact of unwinding the negative net working capital associated with the expired OptumRx contracts. We returned over $1.2 billion to shareholders in share repurchases ($750 million) and dividends ($494 million), and invested $547 million back into our businesses.

- We deployed $5.3 billion for acquisitions, building out MSO platforms in Specialty that provide back-office support to physician practices and accelerating our at-Home Solutions growth strategy:

- In December 2024, we acquired ION, a physician-led independent community oncology network that accelerates the development of our Navista oncology alliance.

- In January 2025, we acquired a majority stake in GI Alliance, a leading gastroenterology MSO. Following that acquisition, this past June, we announced the launch of The Specialty Alliance multi-specialty MSO platform that encompasses GI Alliance as well as the newly established Urology Alliance following GI Alliance's acquisitions of Urology America and Potomac Urology.

- The company's MSO platforms, including The Specialty Alliance and the separately managed Navista oncology alliance, now support approximately 2,200 providers across 28 states and over 450 sites of care.

- In April 2025, we acquired Advanced Diabetes Supply Group, a leading national direct-to-patient diabetes medical supplies provider that enhances our at-Home Solutions business's capabilities to service patients in their homes.

See *Annex A* for reconciliations to the comparable financial measures prepared in accordance with GAAP and a discussion of the reasons why we use non-GAAP financial measures.

Fiscal 2025 Executive Compensation Highlights

- Strong enterprise results contributed to fiscal 2025 annual cash incentive performance for Messrs. Hollar and Alt and Ms. Mayer at 136% of target. Reflecting a mix of their segments' performance and enterprise performance, Mr. Mason received 80% of his target and Ms. Weitzman received 130% of her target. As discussed on page 49, the Compensation Committee exercised negative discretion in arriving at the final funding for the corporate function and the GMPD and Pharma segments to contribute to the funding of a bonus payment to eligible employees who would not otherwise receive a bonus to recognize their contributions to our outstanding fiscal 2025 performance.

- PSUs for the fiscal 2023 through fiscal 2025 performance cycle (the "Fiscal 23-25 PSUs") settled at 212% based on over-performance against the financial goals, with an upward 20% modifier applied based on our total shareholder return ("TSR") finishing in the 100th percentile of the S&P 500 Health Care Index. Our three-year TSR was 235.5% compared to 9.4% for the S&P 500 Health Care Index over that period.

Shareholder Engagement and Consideration of 2024 Say-on-Pay Vote

Our annual say-on-pay vote is an opportunity to receive feedback from shareholders regarding our executive compensation program. The Compensation Committee takes the result of this vote into consideration when it determines the compensation of our executive officers. Shareholders demonstrated strong support for our executive compensation program in 2024, as evidenced by the 90% of votes cast in favor of say-on-pay last year. A general overview of our annual shareholder engagement process can be found on page 36.

Our Board Chairman and members of senior management continued our practice of engaging with shareholders during the summer of 2025 and discussed executive compensation as well as governance and other topics. In our meetings, shareholders continued to express support for the structure of our executive compensation program.

Executive Compensation Governance Features

WHAT WE HAVE	WHAT WE DO NOT HAVE
✓ Significant portion of executive pay consists of performance-based "at risk" elements	✗ No employment agreements with executive team
✓ Business-specific strategic objectives and *Our Path Forward* employee training and engagement goals	✗ No payment of dividend equivalents on PSUs or RSUs until, and only to the extent that, the underlying award vests
✓ Caps on annual cash incentive payouts and PSU awards	✗ No executive pensions
✓ Minimum vesting period for long-term incentive awards	✗ No repricing of underwater options without shareholder approval
✓ Stock ownership guidelines for directors and executive officers	✗ No hedging or pledging of company stock by directors and executive officers
✓ Compensation clawback policies	✗ No "single trigger" change of control arrangements
✓ Longstanding, proactive shareholder engagement program and history of responsiveness	✗ No excise tax gross-ups upon change of control

Executive Compensation Philosophy

Our executive compensation program is designed to support our long-term growth, with accountability for key annual results. It has the following key objectives:

- **Reward performance.** We tie our executive pay to financial, operational, and individual performance as well as to performance against key strategic initiatives, such as achieving strategic business objectives and *Our Path Forward* goals, as discussed below. Assessing our executives' individual performance includes alignment with our *Standards of Business Conduct* and values.
- **Emphasize long-term, stock-based incentive compensation.** We emphasize performance and retention using long-term, stock-based incentive compensation, which supports sustainable long-term shareholder return. Combined with stock ownership guidelines, this approach provides executives with meaningful ownership stakes and aligns their interests with shareholders.
- **Maintain a competitive program that will attract and retain critical talent.** We have designed our compensation program to be competitive in the marketplace and to reward talent, driving our long-term growth while holding leaders accountable for executing against our strategy, consistent with our values.

Primary Elements of Compensation for Executive Officers

Our executive officers' total direct compensation has three primary elements: base salary; annual incentive; and long-term incentive. In fiscal 2025, long-term incentive awards were granted 60% in PSUs and 40% in RSUs. A significant portion of executive compensation is based on company performance and is at-risk.

At the beginning of each performance period, the Compensation Committee sets performance goals under our annual incentive program and for our PSUs. The Compensation Committee establishes performance goals tied to our key performance metrics and long-term business strategy in order to motivate our leaders to deliver a high degree of business performance.

We structure performance-based compensation to reward an appropriate balance of short-term and long-term financial and strategic business results, with an emphasis on managing the business for long-term results and shareholder value creation. Target-setting involves a rigorous planning process that considers strategic objectives, market factors, the competitive environment, alignment to shareholders' interests, and other external factors.

After each performance period ends, the Compensation Committee evaluates the performance achieved against our performance goals and determines payouts.

The charts below show the components of fiscal 2025 target total direct compensation and the elements of fiscal 2025 pay for our CEO and other named executives.



Chief Executive Officer
Mix of Pay Elements
9%
Base Salary
15%
Annual Cash Incentive
30%
RSUs
46%
PSUs
76%
LONG-TERM
INCENTIVE

Other Named Executives
Average Mix of Pay Elements
15%
Base Salary
16%
Annual Cash Incentive
28%
RSUs
41%
PSUs
69%
LONG-TERM
INCENTIVE

Pay Element	Description and Purpose	Links to Business and Talent Strategies
Base salary	• Fixed cash compensation, which is reviewed annually and adjusted when appropriate	• Competitive base salaries support our ability to attract and retain executive talent
Annual incentive	• Variable cash compensation based on achieving goals for annual adjusted non-GAAP operating earnings, segment profit, non-GAAP adjusted free cash flow, strategic business objectives, and *Our Path Forward*, and on individual performance	• Financial measures reflect our focus on enterprise and segment profit and liquidity measure aligns with our focus on capital deployment • Strategic business objectives and *Our Path Forward* goals align with key strategic initiatives • Executives are assessed on their individual performance, including their alignment with our *Standards of Business Conduct* and values
Long-term incentive	• Weighted 60% in PSUs and 40% in RSUs • PSUs vest based on achievement over a three-year performance period of adjusted non-GAAP diluted EPS compound annual growth rate ("CAGR"), average annual dividend yield, non-GAAP adjusted free cash flow, and *Our Path Forward* goals, with a relative TSR modifier • RSUs vest ratably over three years	• Financial measure supports sustainable long-term shareholder return and closely aligns management's interests with shareholders' interests • Liquidity measure aligns with our focus on capital deployment • *Our Path Forward* goals align with key strategic initiative • Long-term incentives help to retain executive talent

Target Total Direct Compensation

The Compensation Committee established fiscal 2025 target total direct compensation for our current named executives as shown below. The Compensation Committee takes several factors into consideration when setting target total direct compensation and each of the individual elements, including competitive market data derived from our Comparator Group discussed on pages 55 and 56 as well as job responsibilities, time in role, performance, potential, and unique or hard-to-replace skills. Further information on the primary elements of compensation can be found in the following pages, where each pay element is described more fully.

Name	Base Salary (Annualized Rate) ($)	Annual Incentive Target (% of Base Salary)	Annual Incentive Target ($)	Long-Term Incentive Target ($)	Target Total Direct Compensation ($)
Hollar	1,500,000	175	2,625,000	13,000,000	17,125,000
Alt	875,000	110	962,500	3,850,000	5,687,500
Mason	745,000	100	745,000	3,250,000	4,740,000
Weitzman	745,000	100	745,000	3,650,000	5,140,000
Mayer	720,000	100	720,000	3,100,000	4,540,000

Base Salary

The Compensation Committee annually reviews our named executives' base salaries. The Compensation Committee approved base salary adjustments at the beginning of fiscal 2025 (effective August 26, 2024) to move named executives' target total direct compensation closer to the median of the Comparator Group market data for their respective roles as well as for internal pay equity considerations.

| | Base Salary (Annualized Rate) | |
| | Fiscal 2025 | Fiscal 2024 |
Name	($)	($)
Hollar	1,500,000	1,450,000
Alt	875,000	850,000
Mason	745,000	725,000
Weitzman	745,000	725,000
Mayer	720,000	700,000

Annual Incentive Compensation

Fiscal 2025 annual cash incentive awards for named executives were based on four performance measures:

- An earnings measure (adjusted non-GAAP operating earnings for Messrs. Hollar and Alt and Ms. Mayer and a mix of adjusted segment profit and adjusted non-GAAP operating earnings for Mr. Mason and Ms. Weitzman);
- A liquidity measure (non-GAAP adjusted free cash flow);
- Strategic business objectives; and
- an *Our Path Forward* objective.

For the fiscal 2025 program, the Compensation Committee changed the earnings measure applicable to the segment CEOs from adjusted non-GAAP operating earnings for the enterprise to a mix of adjusted segment profit and non-GAAP operating earnings. The Compensation Committee also changed the liquidity measure for all named executives from operating cash flow to non-GAAP adjusted free cash flow and added strategic business objectives as a performance measure for all named executives.

The rationale for using these measures and their relative weighting is discussed in more detail below.

Earnings Measures

The earnings measure applicable to Messrs. Hollar and Alt and Ms. Mayer continued to be based on non-GAAP operating earnings for the enterprise because it is one of our primary measures of operating performance.

The Compensation Committee set the adjusted non-GAAP operating earnings target of $2,593 million at the beginning of fiscal 2025. Based on the Board-approved budget for fiscal 2025, the earnings target represented approximately 6% growth over the prior year's actual adjusted non-GAAP operating earnings of $2,455 million.

The Compensation Committee changed the earnings measure applicable to Mr. Mason and Ms. Weitzman from 100% adjusted non-GAAP operating earnings for the enterprise in last year's program to 80% adjusted segment profit for their respective segments and 20% adjusted non-GAAP operating earnings for the enterprise. Segment profit is the primary measure of our segments' operating performance. This change was made to more closely tie Mr. Mason's and Ms. Weitzman's awards to the performance of the business for which they are responsible, incentivize their performance, and promote accountability.

At the beginning of fiscal 2025, the Compensation Committee set the Pharma segment profit target of $2,114 million and set the GMPD segment profit target at $178 million. Based on the Board-approved budgets for fiscal 2025, these earnings targets represented approximately 5% and 93% growth, respectively, over these segments' prior-year reported segment profit.

Liquidity Measure

A liquidity measure is included in the annual incentive program to align with our focus on capital deployment. Our ability to generate cash is critical to our growth and necessary to fund the activities needed to meet our capital deployment objectives.

The liquidity measure used for fiscal 2025 was non-GAAP adjusted free cash flow, which shows cash generated after deducting the purchase of assets such as property, equipment, and other major investments from operating cash flow. This metric aligns with the liquidity measure that we present externally in our earnings materials and removes the effect of unusual or nonrecurring items, such as litigation settlements and recoveries, allowing for a more consistent measurement across periods.

The Compensation Committee set the free cash flow target of $1,405 million at the beginning of fiscal 2025 based on the Board-approved budget. The target was lower than the fiscal 2024 actual results of $3,942 million for largely two reasons. The first reason was the unwinding of the significant negative net working capital associated with the expiration of our pharmaceutical distribution contracts with OptumRx at the end of fiscal 2024. Sales to OptumRx generated 17% of our consolidated revenue in fiscal 2024. The second reason for the lower cash flow target was the expected negative impact of an extra Monday in fiscal 2025, when heavier net cash disbursements occur.

Strategic Business Objectives

For our fiscal 2025 program, the Compensation Committee added performance objectives for each named executive that were intended to support our strategic priorities. These objectives, which were quantitative, covered a range of items critical to our individual businesses' short- and long-term success.

Mr. Mason and Ms. Weitzman each had performance objectives specific to their respective segments, which are summarized in the tables disclosing their specific goals and results below. Messrs. Hollar and Alt and Ms. Mayer received the average of each operating segment's objectives.

Our Path Forward Measure

For fiscal 2025, the *Our Path Forward* goal required incentive-eligible employees to complete trainings focused on building leader capabilities regarding employee well-being and a respectful culture. To earn a target payout, a training completion rate of between 97.0% and 98.5% among the employees in the named executive's function or business was required. See page 34 for a discussion of *Our Path Forward*.

We describe how we calculate the measures referenced above under "Performance Measure Calculations" beginning on page 63.

Annual Incentive Goals and Results for Messrs. Hollar and Alt and Ms. Mayer

The table below shows goals for the fiscal 2025 annual incentive program and performance against those goals for corporate function employees Messrs. Hollar and Alt and Ms. Mayer.

(dollars in millions)	Weight	Threshold	Target	Maximum	Percent of Target	Weighted Impact
Adjusted non-GAAP operating earnings[1]	**65%**	$2,074	$2,593 — Actual: $2,757	$2,982	106%	80 pp
Non-GAAP adjusted free cash flow[1]	**15%**	$422	$1,405 — Actual: $2,650	$2,417	189%	30 pp
Strategic business objectives[2]	**10%**	Payout achieved is based on the average of each operating segment's performance measured against individual results			150%	15 pp
Our Path Forward[3]	**10%**	Target payout achieved if between 97.0% and 98.5% of eligible employees within the corporate function complete leader capability training			150%	15 pp
Total calculated payout						**140%***

* As described below under "Annual Incentive Target and Payouts," the Compensation Committee exercised discretion to reduce the final payout percentage for corporate function employees to 136% of target to contribute to the funding of a bonus payment to eligible employees who would not otherwise receive a bonus.

(1) A payout between 20% and 200% of target is earned for achieving the adjusted non-GAAP operating earnings and non-GAAP adjusted free cash flow goals.

(2) A payout between 50% and 200% of target is earned for achieving the strategic business objectives.

(3) A payout between 50% and 150% of target is earned for achieving the *Our Path Forward* goal.

Annual Incentive Goals and Results for Mr. Mason

The table below shows goals for the fiscal 2025 annual incentive program and performance against those goals for the GMPD segment leader, Mr. Mason.

(dollars in millions)	Weight	Threshold	Target	Maximum	Percent of Target	Weighted Impact
GMPD adjusted segment profit[1][2]	65%	Actual: $128 $125	$178	$233	72%	10 pp
Adjusted non-GAAP operating earnings[1][2]		$2,074	Actual: $2,757 $2,593	$2,982	106%	16 pp
Non-GAAP adjusted free cash flow[2]	15%	$422	$1,405	Actual: $2,650 $2,417	189%	30 pp
Strategic business objectives[3]	10%	Payout achieved based on performance against metrics for year-over-year revenue growth in Cardinal Health™ Brand products and improvement in service levels and employee safety			117%	12 pp
Our Path Forward[4]	10%	Target payout achieved if between 97.0% and 98.5% of eligible employees within the GMPD segment complete leader capability training			150%	15 pp
Total calculated payout						**83%***

* As described below under "Annual Incentive Target and Payouts," the Compensation Committee exercised discretion to reduce the final payout percentage for GMPD segment employees to 80% of target to contribute to the funding of a bonus payment to eligible employees who would not otherwise receive a bonus.

(1) The overall earnings goal was weighted 80% to GMPD adjusted segment profit and 20% to adjusted non-GAAP operating earnings for the enterprise.

(2) A payout between 20% and 200% of target is earned for achieving the earnings and non-GAAP adjusted free cash flow goals.

(3) A payout between 50% and 200% of target is earned for achieving the strategic business objectives.

(4) A payout between 50% and 150% of target is earned for achieving the *Our Path Forward* goal.

Annual Incentive Goals and Results for Ms. Weitzman

The table below shows goals for the fiscal 2025 annual incentive program and performance against those goals for the Pharma segment leader, Ms. Weitzman.

(dollars in millions)	Weight	Threshold	Target	Maximum	Percent of Target	Weighted Impact
Pharma adjusted segment profit[1][2]		$1,830	Actual: $2,210 $2,114	$2,419	105%	63 pp
	65%					
Adjusted non-GAAP operating earnings[1][2]		$2,074	Actual: $2,757 $2,593	$2,982	106%	16 pp
Non-GAAP adjusted free cash flow[2]	15%	$422	Actual: $2,650 $1,405	$2,417	189%	30 pp
Strategic business objectives[3]	10%	Payout achieved based on performance against metrics for successful onboarding of new strategic customers, key customer retention, and delivery of unified oncology strategy			100%	10 pp
Our Path Forward[4]	10%	Target payout achieved if between 97.0% and 98.5% of eligible employees within the Pharma segment complete leader capability training			150%	15 pp
Total calculated payout						**134%***

* As described below under "Annual Incentive Target and Payouts," the Compensation Committee exercised discretion to reduce the final payout percentage for Pharma segment employees to 130% of target to contribute to the funding of a bonus payment to eligible employees who would not otherwise receive a bonus.

(1) The overall earnings goal was weighted 80% to Pharma adjusted segment profit and 20% to adjusted non-GAAP operating earnings for the enterprise.

(2) A payout between 20% and 200% of target is earned for achieving the earnings and non-GAAP adjusted free cash flow goals.

(3) A payout between 50% and 200% of target is earned for achieving the strategic business objectives.

(4) A payout between 50% and 150% of target is earned for achieving the _Our Path Forward_ goal.

Annual Incentive Targets and Payouts

The Compensation Committee annually reviews our named executives' annual incentive targets as a percentage of base salary. After the review at the beginning of fiscal 2025, the Compensation Committee did not change any of the named executives' targets as a percentage of base salary.

The table below shows fiscal 2025 annual incentive awarded to each named executive. As shown in the tables above, enterprise and segment performance would have resulted in total calculated payouts of 140% for the corporate function, 83% for the GMPD segment, and 134% for the Pharma segment. However, to contribute to the funding of a bonus payment to eligible employees who would not otherwise receive a bonus to recognize their contributions to our outstanding fiscal 2025 performance, the Compensation Committee exercised discretion to reduce the final payouts to 136%, 80%, and 130%, respectively.

Name	Target (% of Base Salary)	Target Amount ($)	Payout Level (% of Target)	Calculated Payout ($)
Hollar	175	2,611,575	136	3,551,742
Alt	110	958,281	136	1,303,262
Mason	100	741,932	80	593,545
Weitzman	100	741,932	130	964,511
Mayer	100	716,932	136	975,027

Long-Term Incentive Targets and Grants

The Compensation Committee annually reviews our named executives' long-term incentive targets. After the review at the beginning of fiscal 2025, the Committee approved adjustments for each of our named executives to move their target total direct compensation closer to the median of the Comparator Group market data for their respective roles as well as for internal pay equity considerations.

| | Long-Term Incentive Targets | |
| | Fiscal 2025 | Fiscal 2024 |
Name	($)	($)
Hollar	13,000,000	12,000,000
Alt	3,850,000	3,750,000
Mason	3,250,000	3,000,000
Weitzman	3,650,000	3,500,000
Mayer	3,100,000	3,000,000

The following table shows the long-term incentive awards granted for the fiscal 2025 annual grant (on August 15, 2024) to each of the named executives. The annual grant award mix was 60% in PSUs and 40% in RSUs.

| | Fiscal 2025 Annual Grant Awards[1] | | |
| | RSUs | Target PSUs | Total |
Name	($)	($)	($)
Hollar	5,200,000	7,800,000	13,000,000
Alt	1,540,000	2,310,000	3,850,000
Mason	1,300,000	1,950,000	3,250,000
Weitzman	1,460,000	2,190,000	3,650,000
Mayer	1,240,000	1,860,000	3,100,000

(1) The values referenced in the table differ from the accounting values of RSUs and PSUS disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards for Fiscal 2025 table largely due to the timing and determination of such accounting values under the relevant guidance.

Fiscal 2025-2027 Performance Share Unit Grants

The Compensation Committee based the goals for the PSUs for the fiscal 2025 through fiscal 2027 performance cycle (the "Fiscal 25-27 PSUs") on adjusted non-GAAP diluted EPS CAGR and average annual dividend yield, non-GAAP adjusted free cash flow, and an *Our Path Forward* objective, with a modifier based on TSR relative to the S&P 500 Health Care Index. The Compensation Committee changed the liquidity measure for the Fiscal 25-27 PSUs to non-GAAP adjusted free cash flow from the previously used operating cash flow. The rationale for using these measures and their relative weighting is discussed in more detail below.

(dollars in millions)	Weighting	Threshold	Target	Maximum
Sum of adjusted non-GAAP diluted EPS CAGR and average annual dividend yield[1]	70%	5%	10%	15%
Non-GAAP adjusted free cash flow[1]	20%	$3,400	$5,400	$7,400
Our Path Forward[1]	10%	Achieved based on attainment of favorability scores in employee engagement surveys in select categories		
Relative TSR modifier[2]				

(1) A payout level between 50% and 200% of target is earned for achieving the adjusted non-GAAP diluted EPS CAGR and average annual dividend yield, non-GAAP adjusted free cash flow, and *Our Path Forward* goals.

(2) The relative TSR modifier decreases the payout by 20% if relative TSR is below the 20th percentile of the S&P 500 Health Care Index and increases it by 20% if relative TSR is above the 80th percentile of the index (unless absolute TSR is negative).

Earnings Measure

Seventy percent of the payout for the Fiscal 25-27 PSUs will be earned based on the sum of adjusted non-GAAP diluted EPS CAGR and average annual dividend yield over the three-year performance cycle. These measures influence TSR over the long term, align management's interests with shareholders' interests, and reflect operating performance as well as capital deployment through acquisitions, dividends, and share repurchases.

The earnings goal set by the Compensation Committee aligned with our fiscal 2025 budget and long-term projections and took into account the expiration of the pharmaceutical distribution contracts with OptumRx at the end of fiscal 2024.

Liquidity Measure

A liquidity measure is included in the long-term incentive program to align with our focus on capital deployment. Our ability to generate cash is critical to our growth and necessary to fund the activities needed to meet our capital deployment objectives.

The liquidity measure used for the Fiscal 25-27 PSUs was non-GAAP adjusted free cash flow, which shows cash generated after deducting the purchase of assets such as property, equipment, and other major investments from operating cash flow. This metric aligns with the liquidity measure that we present externally in our earnings materials and removes the effect of unusual or nonrecurring items, such as litigation settlements and recoveries, allowing for a more consistent measurement across periods.

The free cash flow goal set by the Compensation Committee aligned with our fiscal 2025 budget and long-term projections and took into account the expiration of the pharmaceutical distribution contracts with OptumRx at the end of fiscal 2024.

Our Path Forward Measure

The Fiscal 25-27 PSUs included an *Our Path Forward* measure focused on attainment of favorability scores in employee engagement surveys to be conducted during the performance period in select categories. See page 34 for a discussion of *Our Path Forward*.

Relative TSR Modifier

A relative TSR modifier measured over a three-year period continues to link this long-term incentive compensation directly to our relative shareholder returns and provide further alignment with shareholder interests while also recognizing factors that impact our industry and peers. We use the S&P 500 Health Care Index as the peer group because it is an objective, widely available index with broad representation in the healthcare sector.

We describe how we calculate the measures referenced above under "Performance Measure Calculations" beginning on page 63.

Fiscal 2023-2025 Performance Share Unit Payouts

In August 2025, the Compensation Committee certified the payout of the Fiscal 23-25 PSUs at 212% of target based on actual performance. The payout was increased by 20% after applying the relative TSR modifier.

The Fiscal 23-25 PSUs were eligible to be earned based on achievement versus a three-year adjusted non-GAAP diluted EPS CAGR and average annual dividend yield goal, a three-year cost savings goal, and an *Our Path Forward* measure, with a modifier based on TSR relative to the S&P 500 Health Care Index.

We describe how we calculate the measures referenced above under "Performance Measure Calculations" beginning on page 63.

(dollars in millions)	Weighting	Threshold	Target	Maximum	Percent of Target	Weighted Impact
Sum of adjusted non-GAAP diluted EPS CAGR and average annual dividend yield[1][2]	**70%**	5%	10%	Actual: 20.5% / 15%	205%	140 pp
Cost savings[2]	**20%**	$290	$470	Actual: $643 / $720	137%	27 pp
Our Path Forward[3]	**10%**	Achieved based on progress against long-term aspirational management representation goals			96%	10 pp
Payout before relative TSR modifier applied						**177%**
Relative TSR modifier[4]				**100th percentile of S&P 500 Health Care Index**		
Final payout						**212%**

(1) A payout was earned based on the sum of adjusted non-GAAP diluted EPS CAGR and average annual dividend yield over the three-year performance cycle. The actual adjusted non-GAAP diluted EPS CAGR was 17.6% and the actual average annual dividend yield was 2.9%.

(2) A payout between 50% and 200% of target is earned for achieving the adjusted non-GAAP diluted EPS CAGR and average annual dividend yield and cost savings goals.

(3) A payout between 50% and 150% of target is earned for achieving the *Our Path Forward* goal.

(4) The relative TSR modifier decreases the payout by 20% if relative TSR is below the 20th percentile of the S&P 500 Health Care Index and increases it by 20% if relative TSR is above the 80th percentile of the index (unless absolute TSR is negative).

The chart below shows PSU payouts based on our actual results over the last five performance cycles, illustrating the correlation of pay with performance. Three-year TSR is calculated as TSR over the three fiscal year period expressed as a percentage, calculated based on changes in stock price assuming reinvestment of dividends.



	Fiscal 19-21 PSUs	Fiscal 20-22 PSUs	Fiscal 21-23 PSUs	Fiscal 22-24 PSUs	Fiscal 23-25 PSUs
3-year TSR	31.1%	24.2%	100.0%	86.2%	235.5%
Application of relative TSR modifier	20% reduction in payout	No modification	20% increase in payout	20% increase in payout	20% increase in payout

The table below shows the target and earned Fiscal 23-25 PSUs for our named executives.

Name	Target Number of Shares (#)	Number of Shares Earned (#)
Hollar	115,764	245,420
Alt	31,815	67,448
Mason	25,725	54,537
Weitzman	18,443	39,100
Mayer	23,582	49,994

Other Elements of Compensation

Retirement Benefits

Our 401(k) Savings Plan and DCP allow U.S.-based employees to accumulate value on a tax-deferred basis and allow us to be competitive in recruiting and retaining talent. Our DCP permits certain management employees, including the named executives, to defer payment and taxation of a portion of their salary and annual incentive compensation into a variety of different investment alternatives. We make matching contributions subject to limits discussed under "Nonqualified Deferred Compensation in Fiscal 2025" beginning on page 65. We also may make additional contributions to the 401(k) Savings Plan and DCP on the same basis for all participating employees. Named executives also may elect to defer payment and taxation of PSUs and RSUs.

Perquisites

The Compensation Committee encourages use of our corporate aircraft for the personal travel of our CEO because it enhances his safety and security and increases his time available for business purposes. Mr. Hollar's fiscal 2025 personal travel allowance on our corporate aircraft was $450,000. Mr. Hollar did not receive tax reimbursement for any imputed income associated with personal travel during fiscal 2025. We may be reimbursed under an aircraft time-sharing agreement for incremental costs when Mr. Hollar uses the aircraft for personal travel, which reimbursed travel does not count against his personal travel allowance.

We also provide home security system installation and monitoring for our executive officers and additional personal security services for our CEO. We believe that these security services are appropriate and necessary given the risks associated with corporate executive positions.

Severance and Change of Control Benefits

Under our Cardinal Health, Inc. Senior Executive Severance Plan (the "Severance Plan") adopted by the Board in 2018, our named executives are eligible for severance benefits under certain circumstances. The table below describes the benefits received by our named executives under specific termination events under the Severance Plan, which reflects amended terms approved by the Compensation Committee in September 2023 discussed further below.

Termination Event	Benefits Received
Termination without cause on or before September 21, 2025 and other than during COC Period[1]	• Cash severance equal to 2.25 times the sum of annual base salary and target bonus for the CEO and 1.75 times the sum of annual base salary and target bonus for other named executives • Prorated annual bonus for the year of termination based on actual performance • Prorated vesting of unvested stock awards (with performance awards continuing to remain subject to actual performance) • Up to 18 months of health insurance premiums and up to 12 months of outplacement services
Termination without cause after September 21, 2025 and other than during COC Period	• Cash severance equal to 2.0 times the sum of annual base salary and target bonus for the CEO and 1.5 times the sum of annual base salary and target bonus for other named executives • Prorated annual bonus for the year of termination based on actual performance • Up to 18 months of health insurance premiums and up to 12 months of outplacement services
Termination without cause or termination for good reason during COC Period	• Cash severance equal to 2.5 times the sum of annual base salary and target bonus for the CEO and 2.0 times the sum of annual base salary and target bonus for other named executives • Prorated annual bonus for the year of termination based on the greater of target performance and actual performance • Up to 18 months of health insurance premiums and up to 12 months of outplacement services

(1) For purposes of the Severance Plan, the "COC Period" refers to the two-year period commencing upon the occurrence of a change of control.

As previously disclosed, on September 21, 2023, the Compensation Committee approved the Third Amendment to the Severance Plan (the "Amendment") in connection with a business portfolio review being conducted at the time. The Amendment increased the cash severance multiple for executive officers if we terminated them without cause on or before September 21, 2025 (and not during the two years following a change of control). It also changed the treatment of unvested stock awards held by executive officers if we terminated them without cause on or before September 21, 2025 (and not during the two years following a change of control), which would provide for prorated vesting of unvested awards. This treatment of unvested stock awards under such a termination generally mirrors the existing treatment of unvested stock awards held by retirement-eligible executives if they are involuntarily terminated. The above-described changes to the Severance Plan remain in place only until September 21, 2025, following which date the Severance Plan will automatically revert to its original terms, as detailed in the table above.

Receipt of severance benefits is subject to the terms of the Severance Plan, including the required execution of a general release and compliance with certain restrictive covenants.

We believe that the Severance Plan is competitive with market practices and provides appropriate levels of benefits under standard terms and conditions related to executive separations. These benefits are an important component of our compensation packages designed to attract and retain top caliber talent in senior leadership roles and define terms and conditions of separation events. We do not have any agreements to provide change-of-control excise tax gross-ups.

We have a Policy Regarding Shareholder Approval of Severance Agreements, which requires shareholder approval prior to our entering into severance agreements with executives that would provide cash severance benefits exceeding 2.99 times base salary and target bonus.

We discuss our severance and change of control benefits in detail under "Potential Payments on Termination of Employment or Change of Control" beginning on page 67.

Our Policies, Guidelines, and Practices Related to Executive Compensation

Role of Compensation Committee's Compensation Consultant

The Compensation Committee has utilized Korn Ferry as its independent executive compensation consultant since 2018. In its role as the Compensation Committee's executive compensation consultant during fiscal 2025, Korn Ferry (among other things):

• reviewed materials prepared for the Compensation Committee by management;

• assisted the Compensation Committee in the design and implementation of our executive compensation program, including the selection of the key elements of the program, setting of targeted payments for each element, and establishment of performance targets;

- made recommendations regarding the compensation of our CEO and other named executives and the compensation of our directors;
- conducted an annual review of the composition of our Comparator Group, advised the Compensation Committee with respect to the competitiveness of our executive and director compensation programs and pay levels in comparison to those of Comparator Group companies, and identified trends in executive and director compensation; and
- attended Compensation Committee meetings.

Fees paid to Korn Ferry in fiscal 2025 for executive and director compensation consulting services provided to the Compensation Committee were $298,000. Korn Ferry also provided leadership development and other services to management during the fiscal year. Fees paid to Korn Ferry in fiscal 2025 for these other services were $450,317.

The Compensation Committee has determined that Korn Ferry is independent and its other work for the company does not raise any conflicts of interest. The Compensation Committee reached this determination by reviewing the fees paid to Korn Ferry and evaluating its work under applicable SEC rules and NYSE listing standards on conflicts of interest and independence. This evaluation included considering all the services provided to the company, the amount of fees received as a percentage of Korn Ferry's annual revenue, Korn Ferry's policies and procedures designed to prevent conflicts of interest and maintain independence, any business or personal relationships between Korn Ferry and the members of our Compensation Committee or executive officers, and any ownership of our stock by Korn Ferry's team that provided executive and director compensation consulting services. The Compensation Committee must pre-approve the engagement of Korn Ferry for any consulting services provided in addition to those provided to the Compensation Committee.

Role of Executive Officers

Our CEO and Chief Human Resources Officer participate in Compensation Committee meetings to make recommendations regarding program design and compensation amounts, present performance assessments of the named executives (other than our CEO), and discuss company performance. The Compensation Committee may delegate authority to our executive officers to administer certain compensation plans for participants who are not officers subject to Section 16 of the Exchange Act.

Our CEO reviews his performance objectives with the Compensation Committee at the beginning of the fiscal year. Following the end of the fiscal year, the Committee reviews and discusses the performance and compensation of the CEO in executive session and with the Chairman of the Board. The CEO does not participate in discussions regarding his own compensation.

Comparator Group

Each year, the Compensation Committee, in consultation with Korn Ferry, evaluates a "Comparator Group" of similarly situated public companies that serves as a reference for comparing our named executives' pay to the market. Our Comparator Group reflects the industry in which we primarily compete for executive talent and includes direct competitors and other companies in the healthcare field. Our Comparator Group also includes air/freight and logistics companies and retailers because of their similar sizes and business models. The following companies comprised the Comparator Group for fiscal 2025 executive pay decisions, which did not change from the prior fiscal year:

Abbott Laboratories	The Kroger Co.
Baxter International Inc.	Labcorp Holdings Inc.
Becton, Dickinson and Company	McKesson Corporation
Boston Scientific Corporation	Medtronic plc
Cencora, Inc.	Owens & Minor, Inc.
The Cigna Group	Stryker Corporation
CVS Health Corporation	Sysco Corporation
Danaher Corporation	Target Corporation
Elevance Health, Inc.	Thermo Fisher Scientific Inc.
FedEx Corporation	United Parcel Service, Inc.
Henry Schein, Inc.	UnitedHealth Group Incorporated
Johnson & Johnson	Walgreens Boots Alliance, Inc.

The Compensation Committee uses the following guidelines when it reviews the Comparator Group's composition to ensure that the companies remain relevant for comparison purposes:

- firm size (firms generally falling in the range of 0.2 to 2.0 times our revenue and 0.2 to 5.0 times our market capitalization);
- industry;
- business model; and
- other secondary considerations, such as talent market, customer base, and market presence.

Our revenue is in the top quintile of the Comparator Group and our market capitalization is in the bottom quintile.

How We Use Comparator Group Data

Each year, Korn Ferry presents to the Compensation Committee an annual review of the market competitiveness of our named executives' target total direct compensation using Comparator Group proxy statement data. The review assesses the market positioning of each named executive by position and, for the named executives other than the CEO and CFO, pay rank, and indicates where target total pay falls within a competitive range (generally within 20%) of the median of the Comparator Group. The review also indicates the competitive positioning of each named executive's base salary, target annual incentives, target total cash compensation, target long-term incentives, target pay mix, and long-term incentive vehicles.

The Compensation Committee determines target total direct compensation for each named executive using Korn Ferry's market competitiveness assessment as a reference point. In addition, the Compensation Committee also takes into consideration an executive's job responsibilities, time in role, performance, potential, and unique or hard-to-replace skills as well as retention and other considerations.

Risk Assessment of Compensation Programs

Management has assessed our compensation programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Cardinal Health. This risk assessment included reviewing the design and operation of our compensation programs, identifying and evaluating situations or compensation elements that could raise more significant risks, and evaluating other controls and processes designed to identify and manage risk. The Compensation Committee along with Korn Ferry reviewed the risk assessment for fiscal 2025 and concurred with management's conclusion.

Compliance Review with Risk Oversight Committee

The Compensation Committee has adopted a formal process which provides that when it assesses executives' individual performance for annual incentive awards, it considers our executive officers' alignment with our *Standards of Business Conduct* and values. The Risk Oversight Committee with the support of the company's Ethics and Compliance organization provides input in this process.

Stock Ownership Guidelines

We have established stock ownership guidelines to align the interests of our executive officers and directors with the interests of our shareholders. The guidelines specify a dollar value (expressed as a multiple of salary or cash retainer) of shares that executive officers and directors must accumulate and hold while serving in these positions. Our CEO's ownership requirement is six times base salary, our CFO's and segment CEOs' ownership requirement is four times base salary, and other executive officers' ownership requirement is three times base salary. Directors are required to own five times their cash retainer.

We count common shares, unvested RSUs, and vested but deferred RSUs and PSUs as shares owned for purposes of the stock ownership guidelines. Unexercised stock options and unvested PSUs are not counted as shares owned for these purposes. Executive officers and directors must retain 100% of the net after-tax shares received under any equity awards until they satisfy the required ownership levels.

The Compensation Committee reviews executive officer compliance with our stock ownership guidelines each year.

| | Stock Ownership Policy | | | |
| | Target Ownership | | Actual Ownership[1] | |
Name	Multiple of Base Salary	Multiple Expressed in Dollars	Multiple of Base Salary	Value of Shares Held by Executive in Dollars
Hollar	6	9,000,000	18.2	27,345,146
Alt	4	3,500,000	5.7	4,982,187
Mason	4	2,980,000	6.7	4,986,321
Weitzman	4	2,980,000	9.4	7,003,830
Mayer	3	2,160,000	10.9	7,856,482

(1) Actual ownership is stated as of June 30, 2025, using fiscal 2025 salary levels. Per our policy, the share price used to calculate share ownership is the 90-day average closing price.

Clawback Policies

In November 2023, our Board adopted the Cardinal Health, Inc. Clawback Policy (the "Clawback Policy") to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act and applicable SEC rules and NYSE listing standards. The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation received after the Clawback Policy's October 2, 2023 effective date in the event of an accounting restatement. In such an event, we would seek the required recovery of the amount of erroneously awarded incentive-based compensation paid to covered executives that was in excess of the amount that would have been awarded based on the restated financial results, subject to and in accordance with the terms of the Clawback Policy and applicable law.

Separate from and in addition to the Clawback Policy, our Cardinal Health, Inc. Management Incentive Plan ("MIP") and 2021 LTIP contain contractual provisions under which we may seek recovery of both time and performance-vesting incentive awards if a plan participant engages in misconduct that causes or contributes to the need to restate previously filed financial statements and the payment was based on financial results that we subsequently restate.

Our MIP and 2021 LTIP also provide for forfeiture of outstanding awards and recovery of gains realized from vested awards if a plan participant breaches our *Standards of Business Conduct*, discloses confidential information, commits fraud, gross negligence, or willful misconduct, solicits business or our employees, disparages us, or engages in certain competitive actions while employed by Cardinal Health or for a set period of time after termination of employment.

We will disclose publicly the incentive compensation forfeitures or recoveries from our executive officers if required by law or NYSE listing standards or if we have already disclosed publicly the underlying event triggering the forfeiture or repayment and the disclosure would not violate any individual's privacy rights, is not likely to result in or exacerbate any existing or threatened employee, shareholder, or other litigation, arbitration, investigation, or proceeding against us, and is not otherwise prohibited.

Insider Trading Policy; Hedging and Pledging Shares

We have adopted an insider trading policy that governs the purchase, sale, and other disposition of our securities by our employees, directors, and officers. We believe our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations as well as with NYSE listing standards. Our insider trading policy prohibits our employees, directors, officers, and consultants from trading in our securities while in possession of material nonpublic information, among other things.

The insider trading policy also prohibits all employees (including officers) and directors from entering into short sales, publicly traded options, puts and calls, forward sale contracts, and other swap, hedging, or derivative transactions relating to our securities. It also prohibits our executive officers and directors from holding our securities in margin accounts or pledging our securities as collateral for a loan.

In addition, with regard to the company's trading in its own securities, it is the company's policy to comply with applicable securities laws.

The foregoing summary of our insider trading policy does not purport to be complete and is qualified by reference to the Restrictions on buying and selling stock and securities (Insider trading) policy, a copy of which can be found as an exhibit to our Annual Report on Form 10-K.

Equity Grant Practices

The Compensation Committee reviews and approves annual equity awards to named executives and other eligible employees on or before the grant date in August of each year. We also may make equity awards at other times during the year for new hires or for other reasons, including, for example, a job promotion, because of an acquisition, or for retention purposes. The Compensation Committee has delegated authority to our CEO and Chief Human Resources Officer to approve grants to employees who are not designated as Section 16 officers. These awards are generally granted on the 15th day of a month. The Compensation Committee must approve any equity awards to our Section 16 officers, including the named executives.

We do not backdate or retroactively grant PSUs or RSUs. We generally schedule Board and Compensation Committee meetings at least a year in advance and the grant date for annual equity awards to our employees is generally the same each year following the release of earnings for the prior fiscal year. We do not time the disclosure of earnings or other major announcements for purposes of affecting the value of executive compensation.

We do not currently grant new awards of stock options, stock appreciation rights, or similar option-like instruments.

Equity Dilution Practices

Our fiscal 2025 annual equity run rate was 0.39%. We calculate our equity run rate as the total number of shares subject to equity awards granted in the fiscal year divided by the weighted average number of our common shares outstanding during the fiscal year.

Human Resources and Compensation Committee Report

We have reviewed and discussed the foregoing CD&A with management. Based on that review and discussion, we have recommended to the Board that the CD&A be included in this proxy statement and in Cardinal Health's Annual Report on Form 10-K for the fiscal year ended June 30, 2025.

Submitted by the Human Resources and Compensation Committee of the Board.[2]

Nancy Killefer, Chair
Michelle M. Brennan
Patricia A. Hemingway Hall
Gregory B. Kenny
Christine A. Mundkur
Robert W. Musslewhite

---

[2] Composition of the Compensation Committee as of August 27, 2025, the date on which the report was adopted.

Executive Compensation Tables

The table below summarizes fiscal 2025 (and prior year) compensation for our CEO, CFO, and three other most highly compensated executive officers as of June 30, 2025, the last day of our fiscal 2025.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Jason M. Hollar	2025	1,492,329	—	13,431,441	3,551,742	500,683	18,976,195
Chief Executive Officer	2024	1,434,153	—	20,640,912 [3]	3,112,112	464,032	25,651,209
	2023	1,245,534	—	14,828,888	2,383,757	328,288	18,786,467
Aaron E. Alt	2025	871,164	—	3,977,813	1,303,262	57,796	6,210,035
Chief Financial Officer	2024	846,038	—	4,824,118 [3]	1,153,996	18,749	6,842,901
	2023	375,205	1,000,000	3,815,637	544,798	265,008	6,000,648
Stephen M. Mason	2025	741,932	—	3,357,917	593,545	51,650	4,745,044
Chief Executive Officer, Global	2024	721,038	—	5,973,322 [3]	627,303	16,150	7,337,813
Medical Products and Distribution Segment	2023	695,959	—	3,184,155	521,969	20,735	4,422,818
Deborah L. Weitzman	2025	741,932	—	3,771,217	964,511	30,197	5,507,857
Chief Executive Officer, Pharmaceutical and	2024	709,153	—	3,598,977	758,794	21,923	5,088,847
Specialty Solutions Segment	2023	606,139	—	2,672,523	773,979	19,020	4,071,661
Jessica L. Mayer	2025	716,932	—	3,202,943	975,027	30,450	4,925,352
Chief Legal and Compliance Officer	2024	696,038	—	3,084,840	863,087	13,800	4,657,765
	2023	666,918	—	2,918,878	800,302	13,815	4,399,913

(1) Except as noted in footnote (3) below, the amounts reported in the "Stock Awards" column represent the aggregate accounting value of PSUs and RSUs granted during each fiscal year. The accounting values for the PSUs were calculated assuming that the target level of performance conditions will be achieved. The table below sets forth the accounting value of the RSUs granted in fiscal 2025 and the PSUs granted in fiscal 2025 at the target level of performance and the maximum level of performance. See the Grants of Plan-Based Awards for Fiscal 2025 table on page 61 and the accompanying footnotes for information on how the accounting value of each award granted in fiscal 2025 was determined.

Name	RSUs Granted ($)	PSUs Target ($)	PSUs Maximum ($)
Hollar	5,199,967	8,231,474	19,755,561
Alt	1,539,984	2,437,829	5,850,813
Mason	1,299,992	2,057,925	4,938,976
Weitzman	1,460,022	2,311,195	5,546,867
Mayer	1,239,994	1,962,950	4,711,102

(2) The amounts reported in the "All Other Compensation" column for each named executive include matching charitable contributions for all three fiscal years. The elements of compensation included in the "All Other Compensation" column for fiscal 2025 are set forth in a table below.

(3) As reported in last year's proxy statement, the amounts reported in the "Stock Awards" column for fiscal 2024 included incremental accounting expense for Messrs. Hollar, Alt, and Mason for previously granted stock awards that were considered modified for accounting purposes due to an amendment to our Severance Plan (which is discussed on pages 53 and 54 of CD&A). The amendment to the Severance Plan changed the treatment of unvested stock awards held by executive officers if we terminate them without cause before September 21, 2025. The amounts of this incremental accounting expense for fiscal 2024 were: Mr. Hollar — $8,301,653; Mr. Alt — $968,118; and Mr. Mason — $2,888,482.

All Other Compensation

The amounts shown for "All Other Compensation" for fiscal 2025 in the Summary Compensation Table include: company contributions to the named executive's account under our 401(k) plan; company contributions to the named executive's account under our DCP; matching charitable contributions; and perquisites, in the following amounts:

Name	Company 401(k) Savings Plan Contributions ($)	Company Deferred Compensation Plan Contributions ($)	Matching Charitable Contributions ($)[1]	Perquisites ($)[2]	Total ($)
Hollar	14,000	4,000	26,000	456,683	500,683
Alt	14,000	4,296	39,500	—	57,796
Mason	14,000	0	37,650	—	51,650
Weitzman	14,000	4,197	12,000	—	30,197
Mayer	14,000	4,000	12,450	—	30,450

(1) Represents a company match attributable to a charitable contribution under our matching gift program. Under this program and subject to certain restrictions, the Cardinal Health Foundation (our philanthropic affiliate) will match contributions for eligible non-profit organizations.

(2) The amounts shown include the value of perquisites and other personal benefits if the aggregate value exceeded $10,000. We quantify each reported perquisite or personal benefit if it exceeds the greater of $25,000 or 10% of the total amount of perquisites for each named executive.

The amount reported for Mr. Hollar includes the incremental cost to us of his personal use of corporate aircraft ($445,557), his personal use of a car service, and home security system monitoring fees. The Compensation Committee encourages use of our corporate aircraft for Mr. Hollar's personal travel because it enhances his safety and security and increases his time available for business purposes. For fiscal 2025, Mr. Hollar received a personal travel allowance on corporate aircraft of up to $450,000. Mr. Hollar did not receive tax reimbursement for any imputed income associated with personal travel during fiscal 2025. We may be reimbursed under an aircraft time-sharing agreement for incremental costs when Mr. Hollar uses the aircraft for personal travel consistent with Federal Aviation Administration regulations. Reimbursed travel does not count against Mr. Hollar's personal travel allowance.

We calculate the incremental cost of personal use of corporate aircraft based on the costs incurred for fuel, crew travel, contract pilots, per-flight landing fees, hangar and parking costs, other variable expenses related to each trip, and average trip-related maintenance costs. Since we use our aircraft primarily for business travel, we do not include fixed costs that do not change based on personal use of our aircraft, such as depreciation, pilot salaries, and certain maintenance costs. If an aircraft flies empty before picking up or dropping off a passenger flying for personal reasons, this "deadhead" segment is included in the incremental cost. Subject to availability and space, personal guests may occasionally accompany our named executives on business or personal travel, but, in these instances, there is no incremental cost to the company.

Grants of Plan-Based Awards for Fiscal 2025

In the table below, we show the potential ranges of the fiscal 2025 annual incentive awards and PSUs and RSUs granted in fiscal 2025. We include the accounting values of the stock awards in the "Stock Awards" column of the Summary Compensation Table.

Name/ Award Type	Grant Date	Approval Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Potential Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
Hollar										
Annual Incentive			522,315	2,611,575	5,092,572					
PSUs	8/15/2024	8/7/2024				36,141	72,282	173,477		8,231,474
RSUs	8/15/2024	8/7/2024							48,188	5,199,967
Alt										
Annual Incentive			191,656	958,281	1,868,648					
PSUs	8/15/2024	8/7/2024				10,704	21,407	51,377		2,437,829
RSUs	8/15/2024	8/7/2024							14,271	1,539,984
Mason										
Annual Incentive			148,386	741,932	1,446,767					
PSUs	8/15/2024	8/7/2024				9,036	18,071	43,370		2,057,925
RSUs	8/15/2024	8/7/2024							12,047	1,299,992
Weitzman										
Annual Incentive			148,386	741,932	1,446,767					
PSUs	8/15/2024	8/7/2024				10,148	20,295	48,708		2,311,195
RSUs	8/15/2024	8/7/2024							13,530	1,460,022
Mayer										
Annual Incentive			143,386	716,932	1,398,017					
PSUs	8/15/2024	8/7/2024				8,619	17,237	41,369		1,962,950
RSUs	8/15/2024	8/7/2024							11,491	1,239,994

(1) This information relates to annual cash incentive award opportunities with respect to fiscal 2025 performance. Amounts actually earned under the annual cash incentive awards are reported in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) "Equity Incentive Plan Awards" are PSUs granted during the fiscal year under our 2021 LTIP. PSUs are eligible to vest after a three-year performance period based on (i) the sum of adjusted non-GAAP diluted EPS CAGR and average annual dividend yield, (ii) non-GAAP adjusted free cash flow, and (iii) an *Our Path Forward* measure, with a modifier based on TSR relative to the S&P 500 Health Care Index. PSUs accrue cash dividend equivalents that are payable when, and only to the extent that, the PSUs vest.

(3) "All Other Stock Awards" are RSUs granted during the fiscal year under our 2021 LTIP that vest ratably over three years and accrue cash dividend equivalents that are payable when, and only to the extent that, the RSUs vest.

(4) We valued PSUs granted during the fiscal year using a Monte Carlo simulation valuation model based on the probable outcome of the performance conditions as of the grant date. The Monte Carlo model applies a risk-free interest rate and expected volatility assumptions. The risk-free interest rate is assumed to equal the yield on U.S. Treasury bonds on the grant date with remaining terms consistent with the remaining performance measurement period. Expected volatility is based on the average of historical volatility over a look-back period commensurate with the remaining performance measurement period ending on the grant date and the implied volatility from exchange-traded options as of the grant date. For the PSUs granted during the fiscal year, the assumed per-share value was $113.88, using a risk-free rate of 3.89% and expected volatility of 24.54%. We valued RSUs granted during the fiscal year by multiplying the closing price of our common shares on the NYSE on the grant date by the number of RSUs awarded. Accounting values differ from the compensation values of PSU and RSU awards discussed in the CD&A.

Incentive Plans

Management Incentive Plan

Key management employees, including our named executives, were eligible to receive fiscal 2025 annual cash incentive awards under the MIP. As discussed in the CD&A, the Compensation Committee set performance goals of adjusted non-GAAP operating earnings (and adjusted segment profit for segment CEOs) for 65% of the payout, non-GAAP adjusted free cash flow for 15% of the payout, strategic performance objectives for 10% of the payout, and Our Path Forward for 10% of the payout. Performance against these goals determined the named executives' annual incentive awards before applying an individual performance factor. The performance goals established by the Compensation Committee may vary from year to year.

The MIP provides that the Compensation Committee determines the timing of payment of any award, provided that payment will occur in all events within the "short term deferral period" specified in Section 409A of the U.S. Internal Revenue Code (the "Code"). The MIP also grants the Compensation Committee broad discretion to assess and determine the amounts payable, including how performance was achieved and whether there were inappropriate risks taken or misconduct by individual participants. In practice, the Compensation Committee has deferred decisions on payment of awards under the annual cash incentive program until fiscal year-end audited financial statements are substantially complete to support its assessment of the company's and the named executives' performance.

The Compensation Committee retains discretion to adjust upward or downward any final award for participants based on such further considerations as the Committee determines in its sole discretion. The MIP also provides that MIP awards will be subject to the company's Clawback Policy and other discretionary clawback provisions. The Compensation Committee may make annual incentive awards to named executives even if we do not achieve threshold performance goals.

2021 Long-Term Incentive Plan

Under our 2021 LTIP, we may grant stock options, stock appreciation rights, stock awards, other stock-based awards, and cash awards to employees. During fiscal 2025, we granted PSUs and RSUs under the 2021 LTIP to our named executives, as shown in the Grants of Plan-Based Awards for Fiscal 2025 table on page 61 and discussed in the CD&A. The 2021 LTIP provides for "double trigger" vesting in connection with a change of control, under which the vesting of awards will accelerate only if there is a qualifying termination within two years after the change of control or if the surviving entity does not provide qualifying replacement awards.

We have one-year minimum vesting provisions in the 2021 LTIP. Under these provisions, stock options and stock awards are subject to a one-year vesting condition, except upon a change of control or the death or disability of the grantee or for up to an aggregate not to exceed 5% of the total number of shares provided for in the 2021 LTIP.

PSUs granted under the 2021 LTIP settle after a performance period by the issuance of shares, which may be a fraction or multiple of the target number of PSUs subject to an award. Issuance of the shares is subject to both continued employment and the achievement of performance goals established by the Compensation Committee (which may vary from award to award).

As discussed in the CD&A, the Compensation Committee established performance goals for the Fiscal 25-27 PSUs based on the sum of adjusted non-GAAP diluted EPS CAGR and average annual dividend yield over the three-year performance cycle for 70% of the payout, non-GAAP adjusted free cash flow for 20% of the payout, and Our Path Forward for 10% of the payout. A modifier based on TSR relative to the S&P 500 Health Care Index is then applied to determine the final payout.

We describe how we calculate the measures referred to in this section under "Performance Measure Calculations" below.

Performance Measure Calculations

Our primary annual incentive and PSU performance measures are based on the same non-GAAP financial measures that we use internally for planning and evaluating our performance and present externally in our earnings materials and SEC reports. We generally adjust these non-GAAP financial measures to exclude some items that are included in our GAAP measures, such as any restructuring and employee severance costs, amortization and other acquisition-related costs, acquisition-related cash and share-based compensation costs, net impairments and gains or losses on disposal of assets, and net litigation recoveries or charges. We make these adjustments primarily because these items are not part of our ongoing operations or included in our financial planning. We explain the adjustments to our non-GAAP financial measures and provide a reconciliation to GAAP measures in *Annex A*.

Award	Performance Measure	Calculation
Fiscal 2025 Annual Cash Incentive	Adjusted non-GAAP operating earnings	Non-GAAP operating earnings[1] adjusted to exclude annual cash incentive expense and associated fringe benefits tax to the extent accrued below or above target performance, equity compensation expense to the extent accrued below or above budgeted performance, and income or expense related to the performance of our DCP assets that is included within distribution, selling, general, and administrative expenses in our consolidated statements of earnings.[2]
	Adjusted segment profit	Segment profit adjusted to exclude annual cash incentive expense and associated fringe benefits tax to the extent accrued below or above target performance.[2]
	Non-GAAP adjusted free cash flow	Net cash provided by operating activities less payments related to additions to property and equipment, excluding settlement payments and receipts related to matters included in litigation (recoveries)/charges, net and other significant and unusual or non-recurring cash payments or receipts.[2]
	Strategic performance objectives	Performance objectives for each named executive that are intended to support our strategic priorities.
	Our Path Forward	Completion of required trainings focused on building leader capabilities related to employee well-being and a respectful culture.
Fiscal 25-27 PSUs	Sum of adjusted non-GAAP diluted EPS CAGR and average annual dividend yield	Adjusted non-GAAP diluted EPS CAGR is adjusted non-GAAP diluted EPS[3] for the last fiscal year of the performance period divided by adjusted non-GAAP diluted EPS for the last fiscal year preceding the performance period; the quotient is then raised to the power of one divided by the number of years in the performance period. Average annual dividend yield is the sum of all cash dividends paid per share during a performance period divided by the number of years in the performance period; the quotient is then divided by our closing share price on the grant date.
	Non-GAAP adjusted free cash flow	Same calculation as used for this metric in the fiscal 2025 annual cash incentive program, as described above.
	Our Path Forward	Focuses on attainment of favorability scores in employee engagement surveys to be conducted during the performance period in select categories.
	Relative TSR modifier	Cumulative TSR for the performance period assuming dividend reinvestment and determined based on the average daily closing stock prices for the 20 trading days ending immediately prior to the first day and last day of the three-year performance period, respectively. TSR percentile rank references companies in the S&P 500 Health Care Index on both the first and the last day of the performance period and any company that filed for bankruptcy during the performance period is assigned a -100% TSR. No upward adjustment will occur if absolute TSR is negative regardless of the TSR percentile rank.
Fiscal 23-25 PSUs	Sum of adjusted non-GAAP diluted EPS CAGR and average annual dividend yield	Same calculation as used for this metric for the Fiscal 25-27 PSUs, as described above.
	Cost savings	Attaining realized cost savings during the performance period incremental to the cost savings realized prior to the beginning of the performance period.
	Our Path Forward	Measured progress against long-term aspirational management representation goals.
	Relative TSR modifier	Same calculation as used for this metric for the Fiscal 25-27 PSUs, as described above.

(1) Non-GAAP operating earnings is operating earnings excluding restructuring and employee severance, amortization and other acquisition-related costs, acquisition-related cash and share-based compensation costs, impairments and (gain)/loss on disposal of assets, net, and litigation (recoveries)/charges, net.

(2) We generally exclude the results of acquired or divested businesses from the calculation of annual incentive performance results if they were not included in our Board-approved annual budget. For fiscal 2025 performance, we excluded the results of the ION, GI Alliance, and Advanced Diabetes Supply Group businesses that we acquired after the Board approved our annual budget. We also excluded the results of the ION and GI Alliance businesses from Pharma adjusted segment profit. Finally, we made adjustments to non-GAAP adjusted free cash flow to exclude the cash flow of these acquired businesses as well as

the cash flow used for certain unbudgeted integration, financing, and transaction costs associated with these acquisitions. The Compensation Committee also may make other adjustments for purposes of determining whether we achieved our performance goals.

(3) Adjusted non-GAAP diluted EPS is adjusted non-GAAP net earnings attributable to Cardinal Health, Inc. divided by diluted weighted average shares outstanding. Adjusted non-GAAP net earnings attributable to Cardinal Health, Inc. is net earnings attributable to Cardinal Health, Inc. excluding restructuring and employee severance, amortization and other acquisition-related costs, acquisition-related cash and share-based compensation costs, impairments and (gain)/loss on disposal of assets, net, litigation (recoveries)/charges, net, loss on early extinguishment of debt, any federal, state or other assessments or taxes on the distribution or sale of opioids, and any other adjustments that the Compensation Committee may approve to reflect unbudgeted taxes, tariffs, assessments or other items, whether benefit or expense, that individually exceed $20 million, tax benefits and expenses associated with each of the foregoing items, and such other adjustments that the Compensation Committee may approve to reflect a change by us to the definition of that measure as presented to shareholders, exceptional acquisitions or divestitures, changes in accounting principles, or other exceptional items that are not reflective of our operating performance.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2025

The table below shows the number of shares underlying unvested PSUs and RSUs held by our named executives on June 30, 2025. No outstanding stock options were held by our named executives on June 30, 2025.

	Stock Awards			
Name	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[1]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]**
Hollar	111,694 [3]	18,764,592	549,276 [4]	92,278,368
Alt	29,575 [5]	4,968,600	160,040 [6]	26,886,720
Mason	26,614 [7]	4,471,152	130,503 [8]	21,924,504
Weitzman	28,955 [9]	4,864,440	126,150 [10]	21,193,200
Mayer	24,906 [11]	4,184,208	124,292 [12]	20,881,056

(1) The market value is the product of $168.00, the closing price of our common shares on the NYSE on June 30, 2025, and the number of shares subject to unvested awards.

(2) Fiscal 23-25 PSUs are actual amounts that vested based on our performance over the performance period. Based on current performance in accordance with the SEC rules, PSUs for the fiscal 2024 through fiscal 2026 performance cycle ("Fiscal 24-26 PSUs") and Fiscal 25-27 PSUs assume payout at the maximum payout level (without giving effect to the relative TSR modifier). Outstanding PSUs, if earned, pay out in August 2025, August 2026, and August 2027.

(3) Reflects RSUs that vest as follows: 61,869 shares on August 15, 2025; 33,762 shares on August 15, 2026; and 16,063 shares on August 15, 2027.

(4) Reflects 245,420 Fiscal 23-25 PSUs, 159,292 Fiscal 24-26 PSUs, and 144,564 Fiscal 25-27 PSUs.

(5) Reflects RSUs that vest as follows: 10,288 shares on August 15, 2025; 4,242 shares on February 15, 2026; 10,288 shares on August 15, 2026; and 4,757 shares on August 15, 2027.

(6) Reflects 67,448 Fiscal 23-25 PSUs, 49,778 Fiscal 24-26 PSUs, and 42,814 Fiscal 25-27 PSUs.

(7) Reflects RSUs that vest as follows: 14,157 shares on August 15, 2025; 8,441 shares on August 15, 2026; and 4,016 shares on August 15, 2027.

(8) Reflects 54,537 Fiscal 23-25 PSUs, 39,824 Fiscal 24-26 PSUs, and 36,142 Fiscal 25-27 PSUs.

(9) Reflects RSUs that vest as follows: 14,966 shares on August 15, 2025; 9,479 shares on August 15, 2026; and 4,510 shares on August 15, 2027.

(10) Reflects 39,100 Fiscal 23-25 PSUs, 46,460 Fiscal 24-26 PSUs, and 40,590 Fiscal 25-27 PSUs.

(11) Reflects RSUs that vest as follows: 12,969 shares on August 15, 2025; 8,106 shares on August 15, 2026; and 3,831 shares on August 15, 2027.

(12) Reflects 49,994 Fiscal 23-25 PSUs, 39,824 Fiscal 24-26 PSUs, and 34,474 Fiscal 25-27 PSUs.

Option Exercises and Stock Vested for Fiscal 2025

The table below shows stock options that were exercised, and PSUs and RSUs that vested, during fiscal 2025 for each of our named executives.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Hollar	—	—	98,857 [2]	10,701,995
Alt	—	—	9,773	1,142,963
Mason	14,961	382,894	63,192 [2]	6,827,631
Weitzman	—	—	28,363	3,079,868
Mayer	8,673	294,760	70,129 [2]	7,711,714

(1) This column represents shares acquired on vesting of PSUs granted during fiscal 2022 and RSUs granted during fiscal 2022, 2023, and 2024.

(2) Includes 15,166 shares, 15,166 shares, and 13,788 shares the receipt of which was deferred, net of required withholding, for Messrs. Hollar and Mason and Ms. Mayer, respectively, per the terms of the Fiscal 22-24 PSUs.

Nonqualified Deferred Compensation in Fiscal 2025

The table below provides information regarding the named executives' accounts under our DCP and deferred share arrangements.

Name/Award Type	Executive Contributions in Last FY ($)[1][2]	Cardinal Health Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Hollar					
DCP	338,220	4,000	204,474	—	1,616,076
Deferred shares	1,537,933	—	6,118,662	2,394,336	8,979,432
Alt					
DCP	51,587	4,300	14,132	—	133,286
Deferred shares	—	—	—	—	—
Mason					
DCP	—	—	68,624	—	556,588
Deferred shares	1,516,891	—	844,685	2,361,576	—
Weitzman					
DCP	460,949	4,200	558,627	—	5,461,190
Deferred shares	—	—	—	—	—
Mayer					
DCP	43,154	4,000	14,473	—	321,869
Deferred shares	1,378,982	—	767,890	2,146,872	—

(1) The DCP amounts shown include salary and fiscal 2024 cash incentive awards deferred during fiscal 2025.

(2) DCP amounts included as contributions in the table and also reported as fiscal 2025 compensation in the Summary Compensation Table of this proxy statement are as follows: Mr. Hollar — $78,519; Mr. Alt — $55,887; Ms. Weitzman — $275,450; and Ms. Mayer — $4,000.

(3) We calculate the aggregate DCP earnings based upon the change in value of the investment options selected by the named executive during the year. Aggregate deferred share earnings are calculated based upon the change in their total value from the first day of the fiscal year (or the vesting date, if later) to the last day of the fiscal year.

(4) DCP amounts included in the aggregate balance at June 30, 2025 in the table and also reported as fiscal 2024 and 2023 compensation in the Summary Compensation Table of this proxy statement are as follows: Mr. Hollar — $456,463; Mr. Alt — $61,408; Ms. Weitzman — $838,766; and Ms. Mayer — $86,309.

Our DCP permits certain management employees, including the named executives, to defer between 1% and 50% of base salary and between 1% and 80% of incentive compensation. In addition, we may make additional matching and non-matching contributions to the deferred balances of participants. We make matching contributions on amounts deferred under the DCP from compensation in excess of $350,000, but not in excess of $450,000 (subject to future annual adjustments based on certain U.S. Internal Revenue Service limits), at the same rate as contributions are matched under the 401(k) Savings Plan. We also may credit participants' accounts with additional company contributions in the same amount as company contributions made to the 401(k) Savings Plan based on a percentage of fiscal year compensation in excess of $350,000, but not in excess of $450,000.

Each participant may direct the investment of their DCP account by selecting among certain notional investment options that generally track publicly available mutual funds and investments and by periodically changing investment elections as the participant deems appropriate. We pay participants' deferred balances in cash upon retirement, termination from employment, death, or total disability in a single lump sum or annual installment payments over a period of five or ten years. The DCP does not qualify under Section 401(a) of the Code and is exempt from many of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a "top hat" plan for a select group of management or highly compensated employees.

Apart from the DCP, a named executive also may defer receipt of shares that otherwise would be issued on the date that stock awards vest until after the named executive is no longer employed by Cardinal Health or until a fixed future date.

Potential Payments upon Termination of Employment or Change of Control at Fiscal Year-End

In accordance with the SEC rules, the table below presents the potential payments and benefits in the event of termination of employment or a change of control for each named executive, calculated as if the named executive's employment had terminated under the indicated circumstances as of June 30, 2025, the last day of fiscal 2025. The table below uses the closing market price of our common shares on June 30, 2025 ($168.00).

The table does not include certain other benefits that are available to all our salaried employees upon retirement, death, or disability, including 401(k) Savings Plan distributions, group and supplemental life insurance benefits, and short-term and long-term disability benefits. The amounts reported in the table below are hypothetical amounts. Actual payments will depend on the circumstances and timing of any termination of employment or change of control. The paragraphs following the table explain the general provisions applicable to each termination or change of control situation.

	Voluntary Termination ($)[1]	Involuntary Termination Without Cause ($)	Death or Disability ($)	Qualifying Termination Following Change of Control ($)
Hollar				
Cash severance	0	9,281,250	0	10,312,500
Annual cash incentive award[2]	0	2,611,575	2,611,575	2,611,575
Long-term incentive awards[3]	0	80,667,720 [4]	111,042,960 [5]	111,042,960 [5]
Medical benefits	0	27,098	0	27,098
Outplacement services	0	25,000	0	25,000
Total	**0**	**92,612,643**	**113,654,535**	**124,019,133**
Alt				
Cash severance	0	3,215,625	0	3,675,000
Annual cash incentive award[2]	0	958,281	958,281	958,281
Long-term incentive awards[3]	0	22,601,376 [4]	31,855,320 [5]	31,855,320 [5]
Medical benefits	0	28,155	0	28,155
Outplacement services	0	25,000	0	25,000
Total	**0**	**26,828,437**	**32,813,601**	**36,541,756**
Mason				
Cash severance	0	2,607,500	0	2,980,000
Annual cash incentive award[2]	0	741,932	741,932	741,932
Long-term incentive awards[3]	0	18,810,792 [4]	26,395,656 [5]	26,395,656 [5]
Medical benefits	0	28,061	0	28,061
Outplacement services	0	25,000	0	25,000
Total	**0**	**22,213,285**	**27,137,588**	**30,170,649**
Weitzman				
Cash severance	0	2,607,500	0	2,980,000
Annual cash incentive award[2]	741,932	741,932	741,932	741,932
Long-term incentive awards[3]	17,449,152 [4]	17,449,152 [4]	26,057,640 [5]	26,057,640 [5]
Medical benefits	0	28,061	0	28,061
Outplacement services	0	25,000	0	25,000
Total	**18,191,084**	**20,851,645**	**26,799,572**	**29,832,633**
Mayer				
Cash severance	0	2,520,000	0	2,880,000
Annual cash incentive award[2]	716,932	716,932	716,932	716,932
Long-term incentive awards[3]	17,727,864 [4]	17,727,864 [4]	25,065,264 [5]	25,065,264 [5]
Medical benefits	0	18,971	0	18,971
Outplacement services	0	25,000	0	25,000
Total	**18,444,796**	**21,008,767**	**25,782,196**	**28,706,167**

(1) Mses. Mayer and Weitzman satisfied the standard age and service requirements to qualify for retirement under our MIP and 2021 LTIP in the event of a voluntary termination.

(2)   Assumes that the annual cash incentive payouts were at the following fiscal 2025 target amounts: Mr. Hollar — $2,611,575 (actual payout was $3,551,742); Mr. Alt — $958,281 (actual payout was $1,303,262); Mr. Mason — $741,932 (actual payout was $593,545); Ms. Weitzman — $741,932 (actual payout was $964.511); and Ms. Mayer — $716,932 (actual payout was $975,027).

(3)   We valued the vesting of PSUs and RSUs by multiplying the closing price of our common shares on June 30, 2025 by the number of PSUs and RSUs. PSUs are valued using the same payout assumptions as noted in footnote (2) to the Outstanding Equity Awards at Fiscal Year-End for Fiscal 2025 table on page 64.

(4)   Assumes the prorated vesting of long-term incentive awards, as follows: Mr. Hollar —399,714 PSUs and 80,451 RSUs; Mr. Alt —114,880 PSUs and 19,652 RSUs; Mr. Mason — 93,113 PSUs and 18,856 RSUs; Ms. Weitzman — 83,580 PSUs and 20,284 RSUs; and Ms. Mayer — 88,014 PSUs and 17,509 RSUs.

(5)   Assumes the full vesting of long-term incentive awards, as follows: Mr. Hollar —549,276 PSUs and 111,694 RSUs; Mr. Alt — 160,040 PSUs and 29,575 RSUs; Mr. Mason — 130,503 PSUs and 26,614 RSUs; Ms. Weitzman — 126,150 PSUs and 28,955 RSUs; and Ms. Mayer — 124,292 PSUs and 24,906 RSUs.

Voluntary Termination

If a named executive voluntarily terminates, and they qualify for retirement under our MIP and 2021 LTIP, they generally receive:

*   a prorated annual cash incentive award based on actual performance;

*   prorated vesting of RSUs outstanding for at least six months; and

*   a prorated number of PSUs outstanding for at least six months that vest on the original vesting date based on actual performance.

A named executive qualifies for retirement upon a voluntary termination if they are age 55 or greater and have at least 10 years of service, or they are age 60 or greater and have at least five years of service. If a named executive voluntarily terminates and does not qualify for retirement, they are not eligible for any of the post-termination benefits described in this section.

Involuntary Termination Without Cause

Under the Amendment to our Severance Plan approved by our Compensation Committee in September 2023, which is discussed on pages 53 and 54 of CD&A, if a named executive is involuntarily terminated without cause on or before September 21, 2025 (and prior to a change of control or following the second anniversary of a change of control), they generally receive under our Severance Plan:

*   cash severance equal to 2.25 times in the case of the CEO, and 1.75 times in the case of the other named executives, the sum of annual base salary and target annual cash incentive payable in equal installments over 18 to 24 months;

*   a prorated annual cash incentive award based on actual performance;

*   prorated vesting of unvested RSUs and PSUs (with PSUs continuing to remain subject to actual performance); and

*   up to 18 months of health insurance premiums and up to 12 months of outplacement services (up to a maximum value of $25,000).

The changes to the Severance Plan effected by the Amendment remain in place only until September 21, 2025, following which the Severance Plan will automatically revert to its original terms. Those original terms provide for, among other things, cash severance equal to 2.0 times in the case of the CEO, and 1.5 times in the case of the other named executives, and do not provide for prorated vesting of unvested RSUs and PSUs (which the named executives may receive if they qualify under the terms of our 2021 LTIP).

The forms of stock award agreements for grants to Mr. Hollar under the 2021 LTIP provide for prorated vesting of unvested awards (with performance awards continuing to remain subject to actual performance) if we terminate Mr. Hollar without cause.

Involuntary Termination for Cause

If a named executive is involuntarily terminated for cause, the named executive is not eligible for any of the post-termination benefits described in this section. In addition, we may require repayment of an annual cash incentive award if the named executive commits misconduct, including a breach of our *Standards of Business Conduct*, and we may cancel unvested stock awards and require repayment of proceeds realized from vested awards for a specified period.

"Cause" generally means termination of employment for the following: willful failure to perform substantially the named executive's duties; the willful engaging in illegal conduct or gross misconduct that is materially and demonstrably injurious to us; conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving dishonesty or moral turpitude; committing or engaging in fraud, embezzlement or theft against us; the material breach of any restrictive covenant in favor of the company; or willfully and materially violating our *Standards of Business Conduct* or any other written company policy.

Death

If a named executive dies while employed, the post-termination benefits generally consist of:

- a prorated annual cash incentive award based on actual performance;
- vesting of RSUs; and
- vesting of PSUs on the original vesting date based on actual performance.

Disability

If a named executive is disabled while employed, the post-termination benefits generally consist of:

- a prorated annual cash incentive award based on actual performance;
- vesting of RSUs outstanding for at least six months; and
- PSUs outstanding for at least six months vest on the original vesting date based on actual performance.

"Disability" generally means when a named executive who is under the regular care of a physician is continuously unable to substantially perform their job or to be employed in any occupation for which the named executive is qualified by education, training, or experience.

Change of Control

The following discussion describes the benefits that are triggered by the occurrence of a change of control that is followed, within two years after a change of control, by the named executive's employment terminating involuntarily without cause or voluntarily with good reason. The discussion assumes that the surviving entity provides qualifying replacement equity awards. If the surviving entity does not provide qualifying replacement equity awards, the named executives would receive vesting of equity awards immediately upon a change of control.

In general terms, we will experience a "change of control," as defined in our compensation plans, if any of the following events occur:

- a person or group acquires 30% or more of Cardinal Health's outstanding common shares or voting securities, subject to limited exceptions;
- during any two-year period, individuals who as of the beginning of such two-year period constituted the Board cease for any reason to constitute at least a majority of the Board, unless the replacement directors are approved as described in the compensation plans;
- there is a consummation of a reorganization, merger, consolidation, or sale or other disposition of all or substantially all of Cardinal Health's assets or another business combination unless: after the transaction all or substantially all the owners of Cardinal Health's outstanding common shares or voting securities prior to the transaction own more than 50% of such securities after the transaction in substantially the same proportions; no person, subject to certain exclusions, owns 30% or more of the outstanding common shares or voting securities of the resulting entity (unless such ownership level existed before the transaction); and a majority of the directors of the resulting entity were members of Cardinal Health's Board (including applicable replacements as described above) when the transaction was approved or the transaction agreement was executed; or
- our shareholders approve a complete liquidation or dissolution of Cardinal Health.

A termination is for "good reason" if we materially reduce the named executive's total compensation, annual or long-term incentive opportunities, or duties, responsibilities, or authority, or we require the named executive to relocate more than 50 miles from his or her office or location.

If a named executive is involuntarily terminated without cause, or they voluntarily terminate employment with good reason within two years after a change of control, they receive under our Severance Plan:

- cash severance equal to 2.5 times in the case of the CEO, and 2.0 times in the case of the other named executives, the sum of annual base salary and target annual cash incentive payable in equal installments over 24 to 30 months;
- a prorated annual cash incentive award based on the greater of target performance and actual performance; and
- up to 18 months of health insurance premiums and up to 12 months of outplacement services (up to a maximum value of $25,000).

The actual payments made under the Severance Plan will be reduced to the extent necessary to eliminate any "golden parachute" excise tax under the Code provided that the value of the adjusted payments and benefits is not less than the amount the named executive otherwise would have received on an after-tax basis.

Under our 2021 LTIP, a named executive receives vesting of stock awards. The number of PSUs received is based on the actual performance before the change of control and expected performance for the remainder of the performance period.

Our plans do not provide for any tax gross-ups for taxes due on any payments described in this section.

Conditions Applicable to Receipt of Payments

Our named executives are subject to certain conditions and obligations applicable to the receipt of payments or benefits upon a termination of employment. Our Severance Plan conditions the payment of severance benefits upon continued compliance with restrictive covenants that, among other things, prohibit the named executives for a period of two years after termination of employment from being employed by certain entities that compete with us and from soliciting on behalf of a competitor the business of any customer or any known potential customer of Cardinal Health. These covenants also prohibit disclosure of confidential information, disparagement, and recruitment or employment of our employees. The named executives are also subject to certain forfeiture and clawback provisions in our incentive plans discussed under "Clawback Policies" on page 57.

Pay Ratio Disclosure

The Dodd-Frank Act and SEC rules require us to provide the ratio of the annual total compensation of Mr. Hollar, our CEO, to the annual total compensation of our median employee.

For fiscal 2025, the median annual total compensation of all our employees (other than the CEO) was $72,657. Mr. Hollar's annual total compensation for fiscal 2025 for purposes of the pay ratio disclosure was $18,990,992. Based on this information, for fiscal 2025, the ratio of the compensation of the CEO to the median annual total compensation of all other employees was estimated to be 261 to 1.

To identify and determine the annual total compensation of the median employee, we collected the payroll data of all employees globally as of June 30, 2025 and used total annual base pay as of June 30, 2025 as our compensation measure, which we consistently applied to all employees. Total annual base pay represented annualized base compensation for permanent employees who were hired during the fiscal year. Using this methodology, we determined that the median employee was a non-exempt, full-time employee located in the United States. The annual total compensation was calculated for both Mr. Hollar and the median employee in accordance with the SEC rules applicable to the Summary Compensation Table, except that it also includes the company-paid portion of health insurance premiums, which is not required to be included in the Summary Compensation Table.

The pay ratio disclosure presented above is a reasonable estimate calculated in a manner consistent with SEC rules. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exclusions, estimates, and assumptions that reflect their employee populations and compensation practices, the pay ratio disclosure of other companies may not be comparable to the pay ratio reported by us.

Pay Versus Performance

The table and graphs below summarize the relationship between the "compensation actually paid" (as required to be defined under the SEC rules, "CAP") of the principal executive officer ("PEO") and the non-PEO named executive officers ("Non-PEO NEOs"), and the financial performance of the company over the time horizon set forth below in accordance with applicable SEC rules. The Compensation Committee does not use the CAP amounts as a basis for making compensation decisions. For a discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please see the CD&A beginning on page 42 of this proxy statement.

The financial performance measures used for purposes of this disclosure are the company's TSR, the peer group TSR (as disclosed under Item 201(e) of Regulation-S K, and the company's net income, each of which are required financial performance measures under the SEC rules. The SEC rules also require us to select our most important other financial performance measure that is used to link the CAP amounts paid to these officers to the company's performance, which for fiscal 2025 was determined to be non-GAAP diluted EPS, as reflected in the SEC-required table below.

| Year | Summary Compensation Table Total for PEO[1] | | Compensation Actually Paid to PEO[2] | | Average Summary Compensation Table Total for Non-PEO NEOs ($)[1] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($ millions) | Company Selected Measure: Non-GAAP Diluted EPS ($)[4] |
	Hollar ($)	Kaufmann ($)	Hollar ($)	Kaufmann ($)			Total Shareholder Return ($)[3]	Peer Group Total Shareholder Return ($)[3]		
2025	18,976,195	N/A	72,784,925	N/A	5,347,072	19,819,300	371	134	1,569	8.24
2024	25,651,209	N/A	28,304,507	N/A	5,981,832	7,969,614	213	145	853	7.53
2023	18,786,467	3,528,968	40,796,971	12,948,517	4,154,565	9,212,666	202	132	331	5.85
2022	N/A	13,463,557	N/A	3,175,014	4,110,560	2,918,363	109	127	(937)	5.07
2021	N/A	12,482,378	N/A	9,686,761	3,715,505	4,121,383	115	125	612	5.57

(1) The PEO for fiscal 2025 and 2024 was Mr. Hollar. The PEOs for fiscal 2023 were Mr. Hollar and Michael C. Kaufmann. The PEO for fiscal 2022 and 2021 was Mr. Kaufmann. The Non-PEO NEOs for fiscal 2025 and 2024 were Mses. Mayer and Weitzman and Messrs. Alt and Mason. The Non-PEO NEOs for fiscal 2023 were Mses. Patricia M. English, Mayer, and Weitzman and Messrs. Alt, Victor L. Crawford, and Mason. The Non-PEO NEOs for fiscal 2022 and 2021 were Ms. Mayer and Messrs. Crawford, Hollar, and Mason. Amounts set forth in the table for the PEO do not include Mr. Hollar's compensation for years in which he did not serve as PEO. Where applicable, such amounts are included in the Non-PEO NEO amounts.

(2) The following tables show the adjustments, each of which is prescribed by the SEC rules, made to calculate the CAP amounts from the Summary Compensation Table ("SCT") amounts. The SCT amounts and the CAP amounts do not reflect the actual amount of compensation earned by or paid to our executives during the applicable years, but rather are amounts determined in accordance with Item 402 of Regulation S-K. Pursuant to the applicable rules, the amounts reported in the "Stock Awards" column from the SCT are subtracted from the SCT amounts and the values reflected in the table below are added or subtracted as applicable:

PEO Summary Compensation Table Total Compensation to Compensation Actually Paid Reconciliation

PEO	2025 Hollar ($)	2024 Hollar ($)	2023 Hollar ($)	2023 Kaufmann ($)	2022 Kaufmann ($)	2021 Kaufmann ($)
SCT total compensation	18,976,195	25,651,209	18,786,467	3,528,968	13,463,557	12,482,378
Adjustments for stock awards						
Stock award values reported in SCT for the covered fiscal year	(13,431,441)	(20,640,912)	(14,828,888)	0	(11,051,066)	(10,197,832)
Fair value of stock awards granted in the covered fiscal year — value at fiscal-year-end	25,060,892	20,398,094	29,849,423	0	10,213,707	10,748,666
Change in fair value from end of prior fiscal year to vesting date for stock awards granted in prior fiscal years that vested during the covered fiscal year	1,748,061	(329,335)	460,516	2,703,218	(4,290,114)	(4,389,981)
Change in fair value from end of prior fiscal year to end of the covered fiscal year for stock awards granted in prior fiscal years that were unvested at the end of the covered fiscal year	39,015,871	2,379,497	5,649,120	5,791,292	(6,590,127)	(482,158)
Change in dividends accrued	1,415,347	845,955	880,332	925,040	1,429,057	1,525,687
Compensation actually paid (as calculated)	**72,784,925**	**28,304,507**	**40,796,971**	**12,948,517**	**3,175,014**	**9,686,761**

Average Non-PEO NEO Summary Compensation Table Total Compensation to Average Compensation Actually Paid Reconciliation

	2025 ($)*	2024 ($)*	2023 ($)*	2022 ($)*	2021 ($)*
SCT total compensation	5,347,072	5,981,832	4,154,565	4,110,560	3,715,505
Adjustments for stock awards					
Stock award values reported in SCT for the covered fiscal year	(3,577,473)	(4,370,314)	(2,764,459)	(3,137,498)	(2,447,474)
Fair value of stock awards granted in the covered fiscal year — value at fiscal-year-end	7,243,294	5,630,751	4,439,800	2,948,596	2,579,674
Change in fair value from end of prior fiscal year to vesting date for stock awards granted in prior fiscal years that vested during the covered fiscal year	899,559	(105,237)	464,885	(138,220)	25,940
Change in fair value from end of prior fiscal year to end of the covered fiscal year for stock awards granted in prior fiscal years that were unvested at the end of the covered fiscal year	9,539,342	567,703	2,636,182	(1,185,583)	(30,365)
Change in dividends accrued	367,506	264,879	281,692	320,508	278,103
Compensation actually paid (as calculated)	**19,819,300**	**7,969,614**	**9,212,666**	**2,918,363**	**4,121,383**

* Amounts presented are averages for the entire group of Non-PEO NEOs in each respective year.

(3) Pursuant to the SEC rules, TSR measures the cumulative value of an initial investment of $100 on June 30, 2020, including the reinvestment of dividends, through and including the end of the applicable fiscal year for which TSR is calculated, or June 30, 2021, June 30, 2022, June 30, 2023, June 30, 2024, and June 30, 2025, respectively. As permitted by the SEC rules, the peer group referenced for purpose of the TSR comparison is the S&P 500 Health Care Index, which is the industry peer group used by the company for purposes of Item 201(e) of Regulation S-K. The separate peer group used by the Compensation Committee for purposes of determining compensation paid to our executive officers is described in the CD&A beginning on page 42.

(4) The primary financial metric for our PSU program is adjusted non-GAAP diluted EPS, which is defined under "Performance Measure Calculations" beginning on page 63. See *Annex A* for a reconciliation to the comparable financial measure prepared in accordance with GAAP and the reasons why we use non-GAAP financial measures.

Most Important Performance Measures

The following table lists the five performance measures that, in our assessment, represent the most important performance measures we used in fiscal 2025 to link compensation for our named executive officers to company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see the CD&A, beginning on page 42.

Non-GAAP diluted EPS
Non-GAAP operating earnings
Segment profit
Non-GAAP adjusted free cash flow
Annual dividend yield

Description of Compensation Actually Paid Versus Company Performance

The following charts illustrate the relationships over the past four fiscal years of the CAP amounts for our PEOs and Non-PEO NEOs as compared to our cumulative TSR, peer group TSR, GAAP net income/(loss), and non-GAAP diluted EPS.

Compensation Actually Paid vs. Company and Total Shareholder Return



Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Non-GAAP EPS



Equity Compensation Plan Information

The table below summarizes information relating to our equity compensation plans at June 30, 2025.

Plan Category	Common Shares to be Issued Upon Exercise of Outstanding Options and Rights (#)	Weighted Average Exercise Price of Outstanding Options ($)	Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (#)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	3,694,503 [1]	74.31 [1]	14,733,051 [2]
Equity compensation plans not approved by shareholders	1,398 [3]	— [3]	—
Total at June 30, 2025	**3,695,901**		**14,733,051**

(1) In addition to stock options outstanding under the 2021 LTIP and the Amended Cardinal Health, Inc. 2011 Long-Term Incentive Plan ("2011 LTIP"), also includes 1,855,182 PSUs and 1,442,744 RSUs outstanding under the 2021 LTIP, 70,060 PSUs and 54,903 RSUs outstanding under the 2011 LTIP, and 34,234 RSUs outstanding under the Cardinal Health, Inc. 2007 Nonemployee Directors Equity Incentive Plan ("2007 NDEIP") that are payable solely in common shares. PSUs and RSUs do not have an exercise price, and therefore were not included for purposes of computing the weighted-average exercise price. PSUs granted in fiscal 2023 are reported in this table at the actual amount that vested (212% of target). PSUs granted in fiscal 2024 and 2025 are reported in this table at the maximum payout level (240% of target) in accordance with SEC rules.

(2) Reflects common shares remaining available for future issuance under the 2021 LTIP in the form of stock options and other stock-based awards. Under the 2021 LTIP's fungible share counting provisions, stock options are counted against the plan as one share for every common share issued; awards other than stock options are counted against the plan as two and one-half shares for every common share issued. This means that only 5,893,220 shares could be issued under awards other than stock options while 14,733,051 shares could be issued under stock options.

(3) RSUs outstanding under the Cardinal Health, Inc. Amended and Restated Outside Directors Equity Incentive Plan ("ODEIP") that are payable solely in common shares. RSUs do not have an exercise price, and therefore were not included for purposes of computing the weighted-average exercise price. The ODEIP was originally adopted by the Board in 2000. Our shareholders approved the 2007 NDEIP to replace the ODEIP, and no new awards may be granted under the ODEIP. The ODEIP provided for grants in the form of nonqualified stock options, restricted shares and RSUs to members of the Board who were not employees. The aggregate number of common shares authorized for issuance under the ODEIP was 1.5 million.

AUDIT COMMITTEE MATTERS

PROPOSAL 3 — Ratification of Appointment of Ernst & Young LLP as Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent auditor and approves the audit engagement with Ernst & Young LLP and its audit fees. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for fiscal 2026 and believes that the continued retention of Ernst & Young LLP as our independent auditor is in the best interest of Cardinal Health and its shareholders. Ernst & Young LLP has served as our independent auditor since 2002. In accordance with SEC rules, lead audit partners are subject to rotation requirements, which limit the number of consecutive years an individual partner may serve us. The Audit Committee oversees the rotation of the audit partners. The Audit Committee Chair interviews candidates for audit partner and the Audit Committee discusses them.

While not required by law, we are asking our shareholders to ratify the appointment of Ernst & Young LLP as our independent auditor for fiscal 2026 at the Annual Meeting as a matter of good corporate governance. If shareholders do not ratify this appointment, the Audit Committee will consider whether it is appropriate to appoint another audit firm. Even if the appointment is ratified, the Audit Committee in its discretion may appoint a different audit firm at any time during the fiscal year if it determines that such a change would be in the best interest of Cardinal Health and its shareholders. Our Audit Committee approved, and our shareholders ratified with 95% support, the appointment of Ernst & Young LLP as our independent auditor for fiscal 2025.

We expect representatives of Ernst & Young LLP to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

 **THE BOARD RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL 2026.**

Audit Committee Report

The Audit Committee is responsible for overseeing: the integrity of Cardinal Health's financial statements; the independent auditor's qualifications, independence, and performance; Cardinal Health's internal audit function; Cardinal Health's compliance with legal and regulatory requirements with respect to audit, accounting, and financial disclosure matters and related internal controls;[3] and Cardinal Health's processes for assessing and managing risk. The Board has determined that each Committee member is independent and that each of Messrs. Evans and Johri is an "audit committee financial expert" for purposes of the SEC rules. The Audit Committee's activities are governed by a written charter, which is available on Cardinal Health's website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Governance — Committee Composition."

Management has primary responsibility for the financial statements and for establishing and maintaining the system of internal control over financial reporting. Management also is responsible for reporting on the effectiveness of Cardinal Health's internal control over financial reporting. Cardinal Health's independent auditor, Ernst & Young LLP, is responsible for performing an independent audit of Cardinal Health's consolidated financial statements and for issuing a report on the financial statements and a report on the effectiveness of Cardinal Health's internal control over financial reporting based on its audit.

The Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended June 30, 2025 with management and with Ernst & Young LLP. The Audit Committee also reviewed and discussed with management and with Ernst & Young LLP the effectiveness of Cardinal Health's internal control over financial reporting as well as management's report and Ernst & Young LLP's report on the subject. The Audit Committee discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC and matters related to Cardinal Health's financial statements, including critical accounting estimates and judgments. The Audit Committee received from Ernst & Young LLP the written disclosures and letter required by the applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence and discussed with Ernst & Young LLP its independence.

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[3] The Audit Committee Charter provides that the Audit Committee oversees compliance with legal and regulatory requirements in coordination with the Risk Oversight Committee, except that the Audit Committee is solely responsible for compliance with audit, accounting, and financial disclosure matters and related internal controls.

The Audit Committee meets regularly with Ernst & Young LLP, with and without management present, to review the overall scope and plans for Ernst & Young LLP's audit work and to discuss the results of its examinations, the evaluation of Cardinal Health's internal control over financial reporting, and the overall quality of Cardinal Health's accounting and financial reporting. In addition, the Audit Committee annually considers the performance of Ernst & Young LLP.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements for the fiscal year ended June 30, 2025 be included in Cardinal Health's Annual Report on Form 10-K for filing with the SEC.

Submitted by the Audit Committee of the Board on August 5, 2025.[4]

Akhil Johri, Chairman
Robert W. Azelby
Michelle M. Brennan
Sheri H. Edison
David C. Evans
Robert W. Musslewhite
Sudhakar Ramakrishna

Fees Paid to Ernst & Young LLP

The following table sets forth the fees billed to us by Ernst & Young LLP for services in fiscal 2025 and 2024.

	Fiscal 2025 ($)	Fiscal 2024 ($)
Audit fees[1]	18,504,173	17,055,626
Audit-related fees[2]	1,616,994	13,486,085
Tax fees[3]	636,828	758,230
All other fees	—	—
TOTAL FEES	**20,757,995**	**31,299,941**

(1) Audit fees include fees paid to Ernst & Young LLP related to the annual audit of consolidated financial statements, the annual audit of the effectiveness of internal control over financial reporting, the review of financial statements included in Quarterly Reports on Form 10-Q, and statutory audits of various international subsidiaries. Audit fees also include fees for services performed by Ernst & Young LLP that are closely related to the audit and in many cases could only be provided by the independent auditor, such as comfort letters and consents related to SEC registration statements.

(2) Audit-related fees include fees for services related to acquisitions and divestitures, audit-related research and assistance, service auditor's examination reports, and employee benefit plan audits.

(3) Tax fees include fees for tax compliance and other tax-related services. The aggregate fees billed to us by Ernst & Young LLP for tax compliance for fiscal 2025 and 2024 were $164,605 and $145,744, respectively.

Policy on Pre-Approval of Services Provided by Ernst & Young LLP

The Audit Committee must pre-approve the audit and permissible non-audit services performed by our independent accountants to help ensure that the accountants remain independent of Cardinal Health. The Audit Committee has adopted a policy governing this pre-approval process.

Under the policy, the Audit Committee annually pre-approves certain services and assigns specific dollar thresholds for these types of services. If a proposed service is not included in the annual pre-approval, the Audit Committee must separately pre-approve the service before the engagement begins.

The Audit Committee has delegated pre-approval authority to the Audit Committee Chair for proposed services up to $500,000. All such approvals are then reported by the Audit Committee Chair to the full Audit Committee at its next meeting. Proposed services exceeding $500,000 require full Audit Committee approval.

All audit and non-audit services provided for us by Ernst & Young LLP for fiscal 2025 and 2024 were pre-approved by the Audit Committee.

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(4) Composition of the Audit Committee as of August 5, 2025, the date on which the report was adopted.

SHARE OWNERSHIP INFORMATION

The table below sets forth certain information regarding the beneficial ownership of our common shares by, and the percentage of our outstanding common shares represented by such ownership for:

- each person known by us to own beneficially more than 5% of our outstanding common shares;
- our directors;
- our named executive officers; and
- all current executive officers and directors as a group.

A person has beneficial ownership of shares if the person has direct or indirect voting or investment power over the shares or the right to acquire such power in 60 days. Investment power means the power to direct the sale or other disposition of the shares. Except as otherwise described in the footnotes below the table, information on the number of shares beneficially owned is as of September 8, 2025 and the listed beneficial owners have sole voting and investment power.

Name of Beneficial Owner	Common Shares		Additional RSUs and PSUs[6]
	Number Beneficially Owned	Percent of Class	
The Vanguard Group[1]	31,266,013	13.2	—
State Street Corporation[2]	14,540,655	6.1	—
Aaron E. Alt	0	*	30,650
Robert W. Azelby[3]	3,018	*	0
Michelle M. Brennan[3]	7,019	*	0
Sheri H. Edison[3]	13,781	*	0
David C. Evans[3]	14,306	*	0
Patricia A. Hemingway Hall[3]	28,585	*	2,612
Jason M. Hollar	53,948	*	146,052
Akhil Johri[3]	21,801	*	0
Gregory B. Kenny[3]	42,908	*	19,584
Nancy Killefer[3]	26,557	*	0
Stephen M. Mason	4,671	*	21,414
Jessica L. Mayer	27,162	*	21,295
Christine A. Mundkur[3]	6,469	*	0
Robert W. Musslewhite[4]	0	*	1,049
Sudhakar Ramakrishna[4]	0	*	1,049
Deborah L. Weitzman	28,745	*	24,683
All Executive Officers and Directors as a Group (18 Persons)[5]	279,114	*	283,820

*   Indicates beneficial ownership of less than 1% of the outstanding shares.

(1) Based on information obtained from a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group ("Vanguard"). The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. Vanguard reported that, as of December 29, 2023, it had shared voting power with respect to 330,581 shares, sole dispositive power with respect to 30,158,383 shares, and shared dispositive power with respect to 1,107,630 shares. The number and percentage of shares held by Vanguard may have changed since the filing of the Schedule 13G/A.

(2) Based on information obtained from a Schedule 13G/A filed with the SEC on January 30, 2024 by State Street Corporation ("State Street"). The address of State Street is State Street Financial Center, 1 Congress Street, Suite 1, Boston, Massachusetts 02114. State Street reported that, as of December 31, 2023, it had shared voting power with respect to 9,870,576 shares and shared dispositive power with respect to 14,511,362 shares. The number and percentage of shares held by State Street may have changed since the filing of the Schedule 13G/A.

(3) Common shares listed as being beneficially owned by our non-management directors include outstanding RSUs that may be settled within 60 days, as follows: Mr. Azelby — 1,730 shares; Ms. Brennan — 1,730 shares; Ms. Edison — 9,712 shares; Mr. Evans — 14,306 shares; Ms. Hemingway Hall — 15,737 shares; Mr. Johri — 21,801 shares; Mr. Kenny — 42,908 shares; Ms. Killefer — 26,557 shares; and Ms. Mundkur — 6,469 shares.

(4) Messrs. Musslewhite and Ramakrishna joined the Board on March 7, 2025.

(5) Common shares listed as being beneficially owned by all executive officers and directors as a group include 140,950 RSUs that may or will be settled in common shares within 60 days.

(6) "Additional RSUs and PSUs" include vested and unvested RSUs and vested PSUs that will not be settled in common shares within 60 days. RSUs and PSUs do not confer voting rights and generally are not considered "beneficially owned" shares under the SEC rules.

OTHER MATTERS

General Information About the Annual Meeting

Date, Time, and Place of Meeting

Date: Wednesday, November 5, 2025

Time: 8:00 a.m. Eastern Time

Virtual Meeting Access: www.virtualshareholdermeeting.com/CAH2025

This proxy statement was first mailed to shareholders on September 16, 2025. It is furnished in connection with the solicitation of proxies by the Board of Directors of Cardinal Health, Inc. to be voted during the Annual Meeting for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy during the meeting. A shareholder may change or revoke their proxy at any time before it is exercised at the Annual Meeting by Internet, telephone, or mail prior to 11:59 p.m. Eastern Time on Tuesday, November 4, 2025, or by attending the virtual Annual Meeting and following the voting instructions provided on the meeting platform.

Proxy Materials are Available on the Internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. On September 16, 2025, we mailed a notice of internet availability of proxy materials ("Notice") to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or vote by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Participating in the Annual Meeting

The Annual Meeting will be conducted virtually. We aim to offer shareholders rights and participation opportunities during our virtual meeting that are comparable to those at an in-person annual meetings of shareholders.

Shareholders of record and proxy holders as of the record date will be able to participate in the virtual meeting online, vote shares electronically, and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/CAH2025 and entering the 16-digit control number included in the Notice, voting instruction form, or proxy card. Only shareholders and proxy holders who enter a valid control number will be able to participate in the virtual Annual Meeting to submit questions and vote.

The live webcast of the Annual Meeting will begin promptly at 8:00 a.m., Eastern Time. We encourage you to access the webcast early, starting at approximately 7:45 a.m., Eastern Time, to allow yourself time to log in and test your computer. If you encounter technical difficulties accessing the virtual Annual Meeting, please call the technical support telephone number posted on www.virtualshareholdermeeting.com/CAH2025. Shareholders will be able to ask questions during the virtual Annual Meeting. We will post Annual Meeting rules on www.virtualshareholdermeeting.com/CAH2025.

We will make an audio replay of the Annual Meeting available and post questions and answers received at the Annual Meeting that were not addressed (if applicable to Cardinal Health's business and otherwise appropriate under the Annual Meeting rules) on the Cardinal Health Investor Relations website after the meeting.

Even if you plan to attend the Annual Meeting online, we encourage you to vote in advance of the Annual Meeting as described in this proxy statement, so that your vote will be counted if you later decide not to attend the Annual Meeting or if you encounter technical difficulties. If you wish to submit your vote before the virtual Annual Meeting, then you do not have to vote at the Annual Meeting unless you wish to change your vote.

Attending the Annual Meeting as a Guest

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please visit www.virtualshareholdermeeting.com/CAH2025 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to vote or ask questions during the meeting if you participate as a guest.

Soliciting Proxies

The Board is soliciting the proxy accompanying this proxy statement. Proxies may be solicited by officers, directors, and employees of Cardinal Health, none of whom will receive any additional compensation for their services. Alliance Advisors may solicit proxies at a cost we anticipate will not exceed $21,500. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email, or the Internet. Cardinal Health will pay persons holding common shares in their names or in the names of nominees, but not owning shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. Cardinal Health will pay all proxy solicitation costs.

Shareholders of record at the close of business on September 8, 2025 will be entitled to vote during the meeting on the basis of one vote for each share held. On September 8, 2025, there were 237,582,682 common shares outstanding, held of record by 5,881 shareholders.

Householding

Under the rules adopted by the SEC, we may deliver a single set of proxy materials to one address shared by two or more of our shareholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple shareholders who share an address, unless we received contrary instructions from the impacted shareholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any shareholder at the shared address to which a single copy of these documents was delivered.

If you prefer to receive separate copies of the proxy statement or annual report, contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department. In addition, if you currently are a shareholder who shares an address with another shareholder and would like to receive only one copy of future notices and proxy materials for your household, you may notify your broker if your shares are held in a brokerage account, or you may notify us if you are a shareholder of record. Shareholders of record may notify us by contacting Broadridge Financial Solutions, Inc. at the above telephone number or address.

Quorum Requirement

We will have a quorum to conduct business at the Annual Meeting if the holders of a majority of our common shares entitled to vote at the Annual Meeting are present or represented by proxy.

Voting Procedures

How to Vote

You may vote either electronically during the Annual Meeting at www.virtualshareholdermeeting.com/CAH2025 or by providing a proxy or voting instructions in advance of the meeting. If you decide to vote prior to the Annual Meeting, you may do so in any one of the following three ways:

- **By telephone.** You may vote your shares 24 hours a day by calling the toll-free number 1-800-690-6903 within the United States, U.S. territories, or Canada, and following instructions provided by the recorded message. You will need to enter identifying information that appears on your proxy card, voting instruction form, or the Notice. The telephone voting system allows you to confirm that your votes were properly recorded.

- **By Internet.** You may vote your shares 24 hours a day by logging on to a secure website, www.proxyvote.com, and following the instructions provided. You will need to enter identifying information that appears on your proxy card, voting instruction form, or the Notice. As with the telephone voting system, you will be able to confirm that your votes were properly recorded.

- **By mail.** If you received proxy materials by mail, you may mark, sign, and date your proxy card or voting instruction form and return it by mail in the enclosed postage-paid envelope.

Telephone and Internet voting is available through 11:59 p.m. Eastern Time on Tuesday, November 4, 2025. If you vote by mail, your proxy card or voting instruction form must be received before the Annual Meeting to assure that your vote is counted. We encourage you to vote promptly.

Voting Shares Held Through Employee Plans

If you hold shares through our 401(k) Savings Plans, you will receive voting instructions from Broadridge Financial Solutions, Inc. and can vote through one of the three methods described above under "How to Vote." Please note that employee plan shares have an earlier voting deadline of 11:59 p.m. Eastern Time on Thursday, October 30, 2025.

Broker Non-Votes

If you are a beneficial owner whose shares are held by a broker, and you do not provide voting instructions prior to the meeting, your broker is not permitted to vote your shares on the election of directors or the advisory vote to approve the compensation of our named executive officers. The inability of the broker to vote your shares on these proposals results in a "broker non-vote." In the absence of voting instructions, the broker can only register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditor.

Majority Vote Standard for Election of Directors

To elect directors under Proposal 1, our governing documents require that a director nominee be elected by a majority of votes cast in an uncontested election. If an incumbent director nominee receives a greater number of votes "against" than votes "for" their election, our Corporate Governance Guidelines require the director to promptly tender a resignation to the Chairman of the Board. Within 90 days following the certification of the shareholder vote, the Governance and Sustainability Committee will recommend to the Board whether to accept the resignation. Thereafter, the Board will promptly act and publicly disclose its decision and the rationale behind the decision.

Vote Required; Effect of Abstentions and Broker Non-Votes

You may either vote **FOR**, **AGAINST**, or **ABSTAIN** on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting.

Each of the proposals requires approval by a majority of votes cast.

Abstentions and broker non-votes are not considered as votes cast and will not be counted in determining the outcome of the voting results. Proxies may not be voted for more than 12 director nominees, and shareholders may not cumulate their voting power.

How Shares Will Be Voted

The shares represented by all valid proxies received by telephone, by Internet, or by mail will be voted in the manner specified. For shareholders of record who do not specify a choice for a proposal, proxies that are signed and returned will be voted **FOR** the election of all 12 director nominees, **FOR** approval of the compensation of our named executive officers, and **FOR** the ratification of the appointment of Ernst & Young LLP as independent auditor. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board does not know of any other matters that will be presented for action at the Annual Meeting.

Communicating with the Board

Shareholders and other interested parties may communicate with the Board, any committee of the Board, any individual director or the independent directors as a group, by writing to Corporate Secretary, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017 or sending an email to bod@cardinalhealth.com. Communications from shareholders will be distributed to the entire Board unless addressed to a particular committee, director or group of directors. The corporate secretary will not distribute communications that are unrelated to the duties of the Board, such as spam, junk mail, mass mailings, business solicitations, and advertisements.

Shareholder Recommendations for Director Nominees

The Governance and Sustainability Committee will consider candidates recommended by shareholders for election as director. Shareholder recommendations will be evaluated against the same criteria used to evaluate other director nominees, which criteria are discussed under "Board Membership Criteria: What we look for" on page 12. Shareholders who wish to recommend a candidate may do so by writing to the Governance and Sustainability Committee in care of Corporate Secretary, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017. To be considered by the Governance and Sustainability Committee for consideration at the 2026 annual meeting of shareholders, a shareholder recommendation must be received no later than May 19, 2026.

Recommendations must include, at a minimum, the following information:

- the name and address of the shareholder making the recommendation;
- the name and address of the person recommended for nomination;
- if the shareholder is not a shareholder of record, a representation and satisfactory proof of share ownership;
- a statement in support of the shareholder's recommendation, including sufficient information to permit the Governance and Sustainability Committee to evaluate the candidate's qualifications, skills, and experience;
- a description of all direct or indirect arrangements or understandings between the shareholder and the candidate recommended by the shareholder;
- information regarding the candidate as would be required to be included in a proxy statement filed in accordance with SEC rules; and
- the candidate's written, signed consent to serve if elected.

Shareholders who wish to nominate directors directly for election at an annual meeting of shareholders in accordance with the procedures in our Code of Regulations should follow the instructions under "Submitting Proxy Proposals and Director Nominations for the Next Annual Meeting of Shareholders" below and the details contained in our Code of Regulations.

Submitting Proxy Proposals and Director Nominations for the Next Annual Meeting of Shareholders

Shareholder Proposals

If you intend to present a proposal to be included in the proxy statement and form of proxy relating to our 2026 annual meeting of shareholders under Rule 14a-8 under the Exchange Act, we must receive the proposal at our principal executive offices not later than the close of business (5:00 p.m. Eastern Time) on May 19, 2026. The proposal should be addressed to Corporate Secretary, Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017. We will not be required to include in our proxy statement or form of proxy a shareholder proposal that we receive after that date or that otherwise fails to meet the requirements for shareholder proposals established by the SEC rules.

Advance Notice Provisions for Item of Business or Director Nominee

If you intend to present a proposal for other business or a nomination for election to the Board at our 2026 annual meeting of shareholders (other than any such proposal included in our proxy statement and form of proxy under Rule 14a-8 under the Exchange Act), you must comply with the notice requirements set forth in our Code of Regulations and such business must be a proper matter for shareholder action. Among other requirements, you must deliver proper written notice to our corporate secretary at our principal executive offices no earlier than July 8, 2026 and no later than the close of business on August 7, 2026. If the date of the 2026 annual meeting of shareholders is more than 30 days before, or more than 60 days after, November 5, 2026, written notice must be delivered after the close of business on the 120th day prior to the meeting, but before the close of business on the later of the 90th day prior to the meeting or the 10th day after we first publicly announce the date of the meeting. In addition to satisfying the deadlines in the advance notice provisions of our Code of Regulations, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required by our Code of Regulations and by Rule 14a-19(b) under the Exchange Act.

Proxy Access Nominees

Our Code of Regulations includes a proxy access provision, under which a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding common shares continuously for at least three years, may nominate and include in our proxy materials director nominees constituting up to the greater of two nominees or 20% of the Board, if the shareholders and the nominees satisfy the requirements specified in our Code of Regulations.

If you intend to request that director nominees be included in our proxy materials under our proxy access provision, you must comply with the notice and other requirements set forth in our Code of Regulations. Among other requirements, you must deliver proper written notice to our corporate secretary at our principal executive offices no earlier than April 19, 2026 and not later than the close of business on May 19, 2026. If the date of the 2026 annual meeting of shareholders is more than 30 days before, or more than 60 days after, November 5, 2026, written notice must be delivered after the close of business on the 150th day prior to the meeting, but before the close of business on the later of the 120th day prior to the meeting or the 10th day after we first publicly announce the date of the meeting.

Corporate Governance Documents

You can find the full text of our Articles of Incorporation, Code of Regulations, and Corporate Governance Guidelines on our website at www.cardinalhealth.com under "About Us — Corporate — Investor Relations — Governance — Governance Documents." This information also is available in print (free of charge) to any shareholder who requests it from our Investor Relations department.

Transfer Agent

Shareholders of record should direct communications regarding change of address, transfer of share ownership, lost share certificates, and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Our transfer agent may also be contacted via the Internet at www.computershare.com/investor or by telephone at (877) 498-8861 or (781) 575-2879.

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ANNEX A: USE OF NON-GAAP FINANCIAL MEASURES

This proxy statement contains financial measures that are not calculated in accordance with GAAP. In addition to analyzing our business based on financial information prepared in accordance with GAAP, we use these non-GAAP financial measures internally to evaluate our performance, engage in financial and operational planning, and determine incentive compensation because we believe that these measures provide additional perspective on and, in some circumstances are more closely correlated to, the performance of our underlying, ongoing business. We provide these non-GAAP financial measures to investors as supplemental metrics to assist readers in assessing the effects of items and events on our financial and operating results on a year-over-year basis and in comparing our performance to that of our competitors. However, the non-GAAP financial measures that we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The non-GAAP financial measures disclosed by us should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements set forth below should be carefully evaluated.

Exclusions from Fiscal 2025 Non-GAAP Financial Measures

Management believes it is useful to exclude the following items from the non-GAAP financial measures presented in this proxy statement for its own and for investors' assessment of the business for the reasons identified below:

- **Restructuring and employee severance costs** are excluded because they are not part of the ongoing operations of our underlying business. These costs include costs related to divestitures, closing and consolidating facilities, changing the ways we manufacture or distribute our products, moving manufacturing of a product to another location, changes in production or business process outsourcing or insourcing, employee severance, and realigning operations.

- **Amortization and other acquisition-related costs**, which include transaction costs, integration costs, and changes in the fair value of contingent consideration obligations, are excluded because they are not part of the ongoing operations of our underlying business and to facilitate comparison of our current financial results to our historical financial results and to our peer group companies' financial results. Additionally, costs for amortization of acquisition-related intangible assets and amortization as a result of basis differences in equity method investments are non-cash amounts, which are variable in amount and frequency and are significantly impacted by the timing and size of acquisitions, so their exclusion facilitates comparison of historical, current, and forecasted financial results. We also exclude other acquisition-related costs, which are directly related to an acquisition, but do not meet the criteria to be recognized on the acquired entity's initial balance sheet as part of the purchase price allocation. These costs are also significantly impacted by the timing, complexity, and size of acquisitions.

- **Acquisition-related cash and share-based compensation costs** are incurred in connection with contingent cash payments or the issuance of share-based payment awards, which include service requirements, as a part of certain physician practice acquisitions. These costs include fair value adjustments for liability-classified awards. These costs are excluded because they are unrelated to the underlying operating results of our business and to facilitate comparison of our current financial results to our historical financial results and to our peer group companies' financial results. In addition, the magnitude of these expenses is significantly impacted by the timing and size of the acquisitions of physician practices.

- **Impairments and gain or loss on disposal of assets, net** are excluded because they do not occur in, or reflect the ordinary course of, our ongoing business operations and are inherently unpredictable in timing and amount, and in the case of impairments, are non-cash amounts, so their exclusion facilitates comparison of historical, current, and forecasted financial results.

- **Litigation recoveries or charges, net**, which include loss contingencies for certain litigation and regulatory matters and income from the favorable resolution of litigation, are excluded because they often relate to events that may have occurred in prior or multiple periods, do not occur in or reflect the ordinary course of our business, and are inherently unpredictable in timing and amount.

The tax effect for each of the items listed above is determined using the tax rate and other tax attributes applicable to the item and the jurisdiction(s) in which the item is recorded. The gross, tax, and net impact of each item are presented with our GAAP to non-GAAP reconciliations.

Fiscal 2025 GAAP to Non-GAAP Reconciliations

(in millions, except for per share amounts)	Operating Earnings ($)	Operating Earnings Growth Rate (%)	Earnings Before Income Taxes ($)	Provision for Income Taxes ($)	Net Earnings Attributable to Non-Controlling Interests ($)	Net Earnings Attributable to Cardinal Health, Inc. ($)	Diluted EPS Attributable to Cardinal Health, Inc. ($)	Diluted EPS Attributable to Cardinal Health, Inc. Growth Rate (%)
GAAP measure	**2,275**	**83**	**2,101**	**532**	**(8)**	**1,561**	**6.45**	**87**
Restructuring and employee severance	88		88	21	—	67	0.28	
Amortization and other acquisition-related costs	464		464	104	—	360	1.49	
Acquisition-related cash and share-based compensation costs	126		126	1	—	125	0.51	
Impairments and (gain)/loss on disposal of assets, net	18		18	5	—	13	0.05	
Litigation (recoveries)/charges, net[1]	(185)		(185)	(54)	—	(131)	(0.54)	
Non-GAAP measure	**2,786**	**15**	**2,612**	**609**	**(8)**	**1,995**	**8.24**	**9**

(1) Litigation (recoveries)/charges, net includes $13 million ($0.01 per share) in net recoveries related to opioid litigation. Historically, we have excluded litigation recoveries and charges from our non-GAAP earnings measures, which is common in our industry. This practice ensures that executives have incentives to efficiently resolve litigation when it is in the best interest of the company, helps focus our incentives on underlying business performance, and aligns our incentives with performance during the performance period. We do not adjust our non-GAAP financial measures to exclude ordinary, recurring opioid-related litigation defense costs or opioid-related compliance costs.

The sum of the components and certain computations may reflect rounding adjustments.

Definitions

Non-GAAP operating earnings is operating earnings excluding restructuring and employee severance, amortization and other acquisition-related costs, acquisition-related cash and share-based compensation costs, impairments and (gain)/loss on disposal of assets, net, and litigation (recoveries)/charges, net.

Non-GAAP earnings before income taxes is earnings before income taxes excluding restructuring and employee severance, amortization and other acquisition-related costs, acquisition-related cash and share-based compensation costs, impairments and (gain)/loss on disposal of assets, net, and litigation (recoveries)/charges, net.

Non-GAAP net earnings attributable to non-controlling interests is net earnings attributable to non-controlling interests excluding restructuring and employee severance, amortization and other acquisition-related costs, acquisition-related cash and share-based compensation costs, impairments and (gain)/loss on disposal of assets, net, and litigation (recoveries)/charges, net, each net of tax.

Non-GAAP net earnings attributable to Cardinal Health, Inc. is net earnings attributable to Cardinal Health, Inc. excluding restructuring and employee severance, amortization and other acquisition-related costs, acquisition-related cash and share-based compensation costs, impairments and (gain)/loss on disposal of assets, net, and litigation (recoveries)/charges, net, each net of tax.

Non-GAAP diluted EPS attributable to Cardinal Health, Inc. is non-GAAP net earnings attributable to Cardinal Health, Inc. divided by diluted weighted average shares outstanding.



Corporate offices
Cardinal Health
7000 Cardinal Place
Dublin, Ohio 43017

614.757.5000
cardinalhealth.com